

As filed with the Securities and Exchange Commission on December 21, 2007
Registration Statement No. •

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIMBERLINE RESOURCES CORPORATION

(Name of small business issuer in its charter)

Idaho	**1040**	**82-0291227**
State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
(208) 664-4859

(Address and telephone number of principal executive offices)

(same as principal executive offices)

(Address and telephone number of principal place of business)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
(303) 629-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock to be offered for resale by selling shareholders	2,626,694	$3.99	$10,480,509	$322
Common Stock acquirable upon exercise of warrants to be offered for resale by selling shareholders (2)	1,313,348	$3.99	$5,240,259	$161
Common Stock acquirable upon conversion of preferred stock to be offered for resale by selling shareholders (3)	4,700,000	$3.99	$18,753,000	$576
Common Stock acquirable upon exercise of warrants to be offered for resale by selling shareholders (4)	1,123,800	$3.99	$4,483,962	$138
TOTAL	9,763,842	--	$38,957,730	$1,197

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for purposes of calculating amount of registration fee, based on the average of the high and low sales prices of the Registrant's common stock on December 18, 2007, as quoted on the Financial Industry Regulatory Authority's Over-the-Counter Bulletin Board.

(2) Consisting of 890,487 shares of common stock issuable upon exercise of Class A Warrants granted September 30, 2007, 144,091 shares of common stock issuable upon exercise of Class A Warrants granted October 1, 2007, and 278,770 shares of common stock issuable upon exercise of Class A Warrants granted October 11, 2007.

(3) Consists of 4,700,000 shares of common stock issuable upon conversion of Series A Preferred Stock issued by the Registrant on March 6, 2006.

(4) Consisting of 1,123,800 shares of common stock issuable upon exercise of Warrants granted December 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information contained in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Security Holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted
.

PRELIMINARY PROSPECTUS

Subject To Completion: Dated December 21, 2007

TIMBERLINE RESOURCES CORPORATION

9,763,842 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 9,763,842 shares of the common stock, par value $0.001 per share, of Timberline Resources Corporation by the selling shareholders described herein. The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares of common stock registered for sale are as follows:

- 2,626,694 shares of common stock held by selling shareholders;
- 1,313,348 shares of common stock acquirable upon exercise of Class A Warrants at $3.50 exercisable within twenty-four months of the date of issuance; and
- 4,700,000 shares of common stock acquirable upon exercise of Series A Preferred Stock.
- 1,123,800 shares of common stock acquirable upon exercise of Warrants at $1.00 exercisable on or before December 31, 2008.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the Financial Industry Regulatory Authority Over the Counter Bulletin Board (“OTCBB”) under the symbol “TBLC”. On December 18, 2007, the closing sale price for our common stock was $3.99 on the OTCBB.

Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning on page 5.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS DECEMBER 21, 2007

TABLE OF CONTENTS

SUMMARY INFORMATION

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors and Uncertainties" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Financial Information And Accounting Principles

In this prospectus all references to "$" or "dollars" mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

Metric Conversion Table

For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure	U.S. Measure	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

The Offering

This is an offering of up to 9,763,842 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	9,763,842 shares of common stock, $0.001 par value per share, including:
	2,626,694 shares of common stock held by selling shareholders;
	1,313,348 shares of common stock acquirable upon exercise of Class A Warrants at $3.50 if exercised within twelve months of the original issuance; and
	4,700,000 shares of common stock acquirable upon conversion of Series A Preferred Stock; and
	1,123,800 shares of common stock acquirable upon exercise of Warrants at $1.00 exercisable on or before December 31, 2008 ("December Warrants").
Offering Price	Determined at the time of sale by the selling shareholders
Common Stock Outstanding as of December 18, 2007	25,646,830 shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
Financial Industry Regulatory Authority Over the Counter Bulletin Board	TBLC

The number of shares of our common stock that will be outstanding immediately after this offering includes 25,646,830 shares of common stock outstanding as of December 18, 2007. This calculation excludes:

- 1,059,588 shares of common stock issuable upon vested exercise of options outstanding as of December 18, 2007;

- 1,534,274 shares of common stock issuable upon exercise of warrants at an exercise price of $1.00 until January 31, 2008;

- 1,123,800 shares of common stock issuable upon exercise of warrants at an exercise price of $1.00 until December 31, 2008;

- 1,313,348 shares of common stock acquirable upon exercise of Class A Warrants at $3.50 until October 11, 2009; and

- 4,700,000 shares of common stock acquirable upon conversion of Series A Preferred Stock.

Summary of Our Business

General

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities (searching for ore by drilling) during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80-percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100-million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. Since the reorganization, we have been in an exploration stage evaluating, acquiring and exploring mineral prospects with potential for economic deposits of gold, silver and copper. A prospect is defined as a mining property, the value of which has not been determined by exploration.

On March 6, 2006, we acquired Kettle Drilling, Inc., as a wholly owned subsidiary. Kettle was formed in 1996 and provides drilling services to the mining and mineral exploration industries across North America and worldwide. Since its inception, Kettle has had revenues and has been profitable.

Unless otherwise indicated, any reference to Timberline, or as "we", "us", "our", etc. refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Kettle.

Overview of Kettle Drilling, Inc. – Our wholly-owned subsidiary

Kettle provides drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment and technical expertise. Kettle provides services in both underground core drilling and surface drilling, with a majority of its revenues derived from the underground drilling, a specialty or niche that we believe will eventually become more common within the industry as additional mines are developed. Kettle has performed services for such industry leaders as Newmont Mining, Barrick Gold, Kennecott, Industrias Penoles, U.S. Gold and others. Kettle, along with its Mexican subsidiary, generated approximately $6.5 million in operating revenue in the fiscal year 2006.

Overview of our mineral exploration business

Timberline Resources is a mineral exploration company with an exploration division and a drilling services division. Mineral exploration is essentially a research activity that does not produce a product. Successful exploration often results in increased project value that can be realized through the optioning or selling of the claimed site to larger companies. As such, we acquire properties, which we believe have potential to host economic concentrations of minerals, particularly gold, silver and copper. These acquisitions have and may take the form of unpatented mining claims on federal land, or leasing claims, or private property owned by others. An unpatented mining claim is an interest that can be acquired to the mineral rights on open lands of the federally owned public domain. Claims are staked in accordance with the Mining Law of 1872, recorded with the federal government pursuant to laws and regulations established by the Bureau of Land Management (the Federal agency that administers America's public lands), and grant the holder of the claim a possessory interest in the mineral rights, subject to the paramount title of the United States.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA	Year Ended September 30, 2006	Year Ended September 30, 2005	Three Months Ended June 30, 2007 (Unaudited)	Three Months Ended June 30, 2006 (Unaudited)
Revenue	$ 6,469,546	--	$4,798,748	$2,541,755
Cost of Revenue and Total Expenses	$ (8,435,723)	$ (530,975)	$(5,717,645)	$(3,321,484)
Net (Loss)	$ (1,966,177)	$ (530,973)	$(918,897)	$(780,229)
(Loss) per Common share*	$ (0.19)	$ (0.08)	$(0.04)	$(0.07)
Weighted Average Number of Common Shares Outstanding*	10,102,338	6,403,919	20,504,423	10,488,973

* Basic and diluted.

Balance Sheet Data	At September 30, 2006	At September 30, 2005	At June 30,2007 (Unaudited)	At June 30,2006 (Unaudited)
Working Capital (Deficiency)	$ (915,823)	$62,618	$819,482	$410,546
Total Assets	$ 10,594,702	$174,727	$14,705,576	$10,347,547
Accumulated (Deficit)	$ (5,029,674)	$ (3,063,497)	$(7,309,621)	$(4,214,674)
Stockholders' Equity (Deficit)	$ 5,464,086	$ (72,014)	$8,265,837	$6,261,803

RISK FACTORS AND UNCERTAINTIES

An investment in a mine service and an exploration stage mining company with a short history of operations such as ours involves an unusually high amount of risk, both unknown and known, and present and potential, including, but not limited to the risks enumerated below.

Risks Associated With Mining And The Exploration Portion of Our Business

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, the exploration component of our business could fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Regarding our future ground disturbing activity on federal land, we will be required to obtain a permit from the US Forest Service or the Bureau of Land Management prior to commencing exploration. We are currently in the permitting process to our Conglomerate Mesa project in California as well as our Downeyville property in Nevada. Yet, there can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest. In past years we have been engaged in exploration in northern Idaho, which is currently the site of a Federal Superfund cleanup project. Although the Company is no longer involved in this or other areas at present, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this report, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our Company.

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Other than from our drilling services subsidiaries, we expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease exploration activity and/or operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

There are hundreds of public and private companies that are actively engaged in mineral exploration. Furthermore, since the mineral exploration sphere is so diverse and there are virtually no similar exploration companies with a revenue producing drilling subsidiary, it is quite difficult to identify specific primary competitors and make comparisons to our Company. A representative sample of exploration companies that are similar to our Company in size, financial resources and primary objective include such publicly traded mineral exploration companies as Little Squaw Gold Mining Company (LITS), Idaho General Mines, Inc. (GMO), and Energold Drilling (EGD), Cabo Drilling (CBE), and Mines Management (MGN).

Many of our competitors have greater financial resources and technical facilities. Accordingly, we will attempt to compete primarily through the knowledge and experience of our management. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our resource properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

In connection with the acquisition of our mineral properties, we sometimes conduct only limited reviews of title and related matters, and obtain certain representations regarding ownership. These limited reviews do not necessarily preclude third parties from challenging our title and, furthermore, our title may be defective. Consequently, there can be no assurance that we hold good and marketable title to all of our mining concessions and mining claims. If any of our concessions or claims were challenged, we could incur significant costs and lose valuable time in defending such a challenge. These costs or an adverse ruling with regards to any challenge of our titles could have a material adverse affect on our financial position or results of operations. There can be no assurance that any such disputes or challenges will be resolved in out favor.

We are not aware of challenges to the location or area of any of our mining claims. There is, however, no guarantee that title to the claims will not be challenged or impugned in the future.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our new management in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our exploration division, however we do have a drilling services wholly owned subsidiary which has generated revenues in past fiscal years and which we expect to generate revenues in the future. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that they will be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues (from exploration) during the period when we are exploring our properties.

During the fiscal year ending September 30, 2006, we (the parent company) had losses of $1,068,718 in connection with the maintenance and exploration of our mineral properties and the operation of our exploration business. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional employee/director/consultant options or if we sell additional shares to finance our operations.

We have not generated revenue from exploration since the commencement of our exploration stage in January 2004. However our business model includes our revenue generating and wholly owned drilling services subsidiary. In order to further expand our company and objectives above that provided through the anticipated revenues of our revenue producing subsidiaries, any additional growth and/or expanded exploration activity may need to be financed through sale of and issuance of additional shares. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we may also need to issue additional shares to finance future acquisitions, growth and/or additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As of the date of the filing of this report there are also outstanding approximately 3,971,422 common share purchase warrants (exercisable into approximately 3,971,422 shares of common stock), options granted that are exercisable into 1,059,588 common shares and 4,700,000 shares of convertible preferred shares that are convertible into at least 4,700,000 shares of common stock. If all of these were exercised or converted, these would represent approximately 27.5% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Dividend Record

We have no dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties.   Such associations may give rise to conflicts of interest from time to time. Our directors are required by Idaho Corporation law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not be counted.

We have not adopted any separate formal corporate policy regarding conflicts of interest, however other corporate governance measures have been adopted, such as creating a directors' audit committee requiring independent directors. Additionally, our Code of Ethics, does address areas of possible conflicts of interest. As of November 30, 2007, we had three independent directors on our board of directors (Ron Guill, Vance Thornsberry and Eric Klepfer); however, we have not yet formalized an audit committee. Other corporate governance measures such as establishing an independent audit committee of the board of directors are required under rules of national exchanges and NASDAQ. At this time, we feel that the Code of Ethics is sufficient corporate governance for our purposes, however we have applied for listing the American Stock Exchange (AMEX) and expect to meet the specific requirements of that exchange in this area. Subsequently, if and when our securities are traded on a national exchange or on NASDAQ, we will formulate and adopt additional measures to comply with current regulations. In the absence of these corporate governance measures, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Dependence on Key Management Employees

The nature of both sides of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Randal Hardy, John Swallow, Paul Dircksen or Mark Church, Douglas Kettle and David Deeds (officers and members of our subsidiary, Kettle). The loss of any of these key people could have a material adverse effect on our business. In this regard, we have attempted to reduce the risk associated with the loss of key personnel. Accordingly, subsequent to September 30, 2006, we obtained key man life insurance as well as Directors and Officers Insurance coverage. In addition, we have expanded the provisions of our equity incentive plan so that we can provide incentives for our key personnel.

Certain Risks Associated with Operation of Our Wholly Owned Subsidiary, Kettle Drilling, Inc.

Our subsidiary derives all of its revenues from companies in the mining exploration and production industry, a historically cyclical industry.

Our subsidiary derives all its revenues from companies in the mining exploration and production industry, a historically cyclical industry. Any prolonged reduction in the overall level of exploration and development activities, can adversely impact our subsidiary in many ways by negatively affecting:

- Its revenues, cash flows and profitability;
- Its ability to maintain or increase our borrowing capacity;
- Its ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;
- Its ability to retain skilled drilling personnel whom we would need in the event of an upturn in the demand for our services; and
- the fair market value of its rig fleet.

Kettle Drilling, Inc. may be unable to attract and retain qualified, skilled employees necessary to operate its business.

Kettle's success depends in large part on its ability to attract and retain skilled and qualified personnel. The inability of Kettle officers and management to hire, train and retain a sufficient number of qualified employees could impair the ability to manage and maintain our business. Drilling and drilling related work requires skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in this industry. As a result of the volatility of the drilling industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If Kettle should suffer any material loss of personnel to competitors or management is unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate its equipment, its operations could be materially and adversely affected. With a reduced pool of workers, it is possible that it will have to raise wage rates to attract workers from other fields and to retain its current employees. If Kettle is not able to increase its service rates to its customers to compensate for wage-rate increases, its profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit Kettle's drilling operations and jeopardize its relations with customers.

The materials and supplies Kettle uses in its drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit its drilling operations and jeopardize its relations with customers. Kettle does not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand, which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that Kettle may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in its obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect Kettle's ability to obtain new contracts for its drills, which could negatively impact its revenues and profitability.

The mining services industry is a competitive industry.

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. Kettle's ongoing ability to continue to secure contracts at a profitable level cannot be assured.

Cyclical downturns in the mining industry could negatively impact Kettle's business.

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Kettle is exploiting its competitive advantage in underground drilling.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. Kettle manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn Kettle may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, Kettle works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Kettle's operations in foreign countries exposes us to a variety of political and business risks.

Kettle is committed to expanding its operations outside of North America into Mexico. With this, comes the risk of dealing in a variety of business and political jurisdictions. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labor unrest, changing fiscal regions, changes to royalty and tax regions, uncertainty regarding enforceability of contractual rights and judgments, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

The availability of an adequate workforce cannot be guaranteed and may affect our ability to timely and profitably fulfill our contracts.

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business.

Kettle has implemented a number of initiatives to retain existing employees and attract new employees, but cannot guarantee that an adequate workforce will be available in the future to meet Kettle's needs.

Reliance on key accounts.

Kettle has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that Kettle has sufficient replacement contracts. Kettle continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Fluctuations in business costs may affect the profitability of long term contracts.

Kettle may enter into long term contracts with customers at fixed prices. Kettle's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. Kettle mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact Kettle's margins.

Extreme weather conditions in certain areas in which Kettle operates could impact its operations.

Kettle has operations across the United States that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact on Kettle's operations.

Currency fluctuations.

The majority of Kettle's business is conducted in United States dollars. Kettle has operations in Mexico and Kettle at times may receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks Kettle contracts in U.S. dollars. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues.

Risks Associated With Our Common Stock

Our common stock is traded only on the OTC Bulletin Board and we cannot assure you that a liquid public market will be maintained.

Our common stock is quoted on the Financial Industry Regulatory Authority's OTC Bulletin Board. We cannot provide any assurance that a public market will be maintained or if it will provide you with liquidity for your investment.

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our common stock is quoted on the OTC Bulletin Board. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. While our wholly owned drilling subsidiary provides revenues, we currently have no revenues and a history of losses from our exploration activity, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, a large majority of those shares are "restricted securities". In general, Rule 144 of the Securities Act of 1933, as amended, a person, is entitled to sell restricted shares into the public market if at least one year has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the "restricted" shares of our common stock outstanding were purchased more than one year ago. Accordingly, those shares are eligible for sale into the public market. Sales of substantial amounts of those restricted shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern our anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to our properties being in the exploration stage;

- risks related our mineral operations being subject to government regulation;

- risks related to our ability to obtain additional capital to develop our resources, if any;

- risks related to mineral exploration and development activities;

- risks related to our insurance coverage for operating risks;

- risks related to the fluctuation of prices for precious and base metals, such as gold, silver and copper;

- risks related to the competitive industry of mineral exploration;

- risks related to our title and rights in our mineral properties;

- risks related to our limited operating history;

- risks related the possible dilution of our common stock from additional financing activities;

- risks related to potential conflicts of interest with our management;

- risks related to our subsidiaries activities; and

- risks related to our shares of common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors and Uncertainties", "Description of the Business" and "Management's Discussion and Analysis" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the Class A Warrants and December Warrants upon the exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 9,763,842 shares of our common stock by selling shareholders - this includes shares of our common stock acquirable upon warrants exercisable and preferred shares convertible within 60 days of December 21, 2007.

The shares issued to the selling shareholders are "restricted" shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution".

Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholder Information

The following is a list of the selling shareholders who own or have the right to acquire an aggregate of 9,763,842 shares of our common stock covered in this prospectus. Certain selling shareholders have the right to acquire shares of our common stock upon warrants sold in our private placements. See "Transactions with Selling Shareholders".

At December 18, 2007 we had 25,646,830 shares of common stock issued and outstanding.

	Before Offering			After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Daniel Ades [4] 400 Alton Rd. TH 105M Miami Beach , FL 33139	30,000	**	30,000	0	0%
Aquifer Opportunity Fund, L.P. [5] 712 Fifth Ave., 7th Floor New York, NY 10111	354,546	1.38%	354,546	0	0%

Banque de Luxembourg (6) 14 Boulevard Royal L-2449 Luxembourg, EU	25,500	**	25,500	0	0%
Banque de Luxembourg (7) 14 Boulevard Royal L-2449 Luxembourg, EU	112,500	**	112,500	0	0%
Becker & Becker (8) 7 Heller Dr. Upper Montclair, NJ 07043	54,000	**	54,000	0	0%
Belltown Capital Partners (9) 1202 Kettner Blvd. Suite 6200 San Diego, CA 92101	54,545	**	54,545	0	0%
Belltown Capital Partners (10) 1202 Kettner Blvd. Suite 6200 San Diego, CA 92101	81,818	**	81,818	0	0%
Trace Allan Cox (11) 6651 Falconsgate Ave. Davie, FL 33331	15,000	**	15,000	0	0%
Alan R. Davidson Trustee of the Alan R. Davidson Revocable Trust Agreement Dated August 14, 2007 (12) 36 Candlewyck Dr. Henderson, NV 89052	736,688	2.87%	75,000	661,688	2.58%
Margaret Davidson (13) 1701 Wisconsin Lane Sarasota, FL 34239	45,000	**	45,000	0	0%
M. St. - John Dinsmore (14) 5524 Sturbridge Houston, TX 77056	150,000	**	150,000	0	0%
Joseph Distelburger (15) 140 Philipsburg Rd. Goshen, NY 10924	7,500	**	7,500	0	0%
Financial Trading Consultants Pension Plan (16) c/o Howard Shapiro 199 Logtown Rd. Port Jervis NY 12771	75,000	**	75,000	0	0%
Forty Traders Limited (17) P.O. Box 36 Auckland, New Zealand 1140	75,000	**	75,000	0	0%
Donald Gage (18) 2011 Shadow Walk Palm Harbor, FL 34685	15,000	**	15,000	0	0%
Donald H. Gage IRA Rollover Pershing LLC as Custodian (19) One Pershing Plaza ATTN: DBS Jersey City, NJ 07399	30,000	**	30,000	0	0%
Craig M. Glaslow (20) Plainview, NJ 11803	121,500	**	82,500	39,000	**
Stuart G. Gauld IRA Rollover Bear Stearns SEC Corp. CTDN (21) Citicorp Center	60,000	**	60,000	0	0%

One Sansome St. San Francisco, CA 94104					
GSF Capital LLC (22) 350 Poinciana Dr. Ft. Lauderdale, FL 33301	22,500	**	22,500	0	0%
George Hart (23) 7 Anastasia Ct. Palm Coast, FL 32137	15,000	**	15,000	0	0%
Gene Higdem (24) 5526 Cynthia Coeur d'Alene, ID 83815	18,750	**	18,750	0	0%
George Kanstor (25) 9264 Lake Serena Dr. Boca Raton, FL 33496	15,000	**	15,000	0	0%
Robert Kantor (26) 7 Heller Dr. Upper Montclair, NJ 07043	54,000	**	54,000	0	0%
Timothy McCauley (27) 2021 Brentwood Houston, TX 77019	15,000	**	15,000	0	0%
Anne McMillen (28) 5291 Independence Ave. Bronx, NY 10471	15,000	**	15,000	0	0%
Nehoc, LLC (29) 185 Ridge Rd. Goshen, NY 10924	7,500	**	7,500	0	0%
Sandhya K. Mehta (30) 20 Newpost Pkwy, #1807 Jersey City, NJ 07310	7,500	**	7,500	0	0%
Merger Masters International Pension Plan (31) c/o Howard Shapiro 199 Logtown Rd. Port Jervis NY 12771	37,500	**	37,500	0	0%
Lon Merin (32) 4 Darlene Dr. Goshen, NY 10924	7,500	**	7,500	0	0%
Alexander B. Miller (33) 44 W. 62nd St. New York, NY 10023	15,000	**	15,000	0	0%
Charles C. Mullins III (34) 10267 Hart Beach Cir. Orlando, FL 32832	6,000	**	6,000	0	0%
Charles C. Mullins III IRA, Charles Schwab & Co. Inc. Custodian (35) Charles Schwab & Co. Charles Mullins 9115 – 2961 211 Main St. San Francisco, CA 94105	24,000	**	24,000	0	0%
Nancy Fisher O'Toole (36) 3529 51st Ave. West Bradenton, FL 34210	45,000	**	45,000	0	0%
Sarah W. Palmer (37) 1125 E. Mass Ave. Southern Pines, NC 28387	37,500	**	37,500	0	**
Praetorian Institutional Offshore Ltd. (38) Wesley N. Cooper Praetorian Capital Management,	4,864,500	18.48%	975,000	3,889,500	14.86%

LLC 119 Washington Ave. Suite 600 Miami Beach, FL 33139					
Stephen M. Richards (39) 11 Mollie Ct. Phoenix, MD 21131	52,500	**	52,500	0	0%
Entrust Administration Services Inc. FBO William J. Rodgers II IRA (40) 801 International Pkwy, 5th Floor Lake Mary, FL 32746	45,000	**	45,000	0	0%
Jams A. Salvatore (41) 7080 W. Patrick Ln. Las Vegas, NV 89113	15,000	**	15,000	0	0%
David Scher (42) 232 E. 12th St. Apt. 8B New York, NY 10003	135000	**	135,000	0	0%
Ellen Scher (43) 43300 Little River Airport Rd. #121 Little River, CA 95456	37,500	**	37,500	0	0%
Henry Scovern (44) 336 Llandrillo Rd. Bala Cynwyd, PA 19004	15,000	**	15,000	0	0%
Howard Shapiro (45) 199 Logtown Rd. Port Jervis, NY 12771	75,000	**	75,000	0	0%
Dina Shapiro & Howard Shapiro (46) 199 Logtown Rd. Port Jervis, NY 12771	12,600	**	12,600	0	0%
Pamela Shapiro & Howard Shapiro (47) 199 Logtown Rd. Port Jervis, NY 12771	12,600	**	12,600	0	0%
Howard Shapiro as Custodian for David Shapiro (48) 199 Logtown Rd. Port Jervis, NY 12771	12,600	**	12,600	0	0%
David A. Sigalow M.D. (49) 2562 SW Racquet Club Drive Palm City, FL 34990	30,000	**	30,000	0	0%
Michael Silverstein (50) 5035 NW 102nd Dr. Coral Springs, FL 33076	15,000	**	15,000	0	0%
Suzanne Veilleux **Charles Schwab & Co. Inc.** **Custodian** **IRA Contributory** (51) Mr. Bob Pace Charles Schwab & Co. Inc. Alternative Investment Services 211 Main Street San Francisco, CA 94105	18,000	**	18,000	0	0%
Kenneth D. Wasserman (52) 401 Broadway Suite 1101 New York, NY 10013	15,000	**	15,000	0	0%
Forrest John Bahl (53)	250,000	**	150,000	100,000	**

245 Ridgeview Dr. Palm Beach, FL 33480					
John C. Bahl (54) P.O. Box 3703 Vero Beach, FL 32964	15,000	**	15,000	0	0%
Marshall T. Davidson (55) 64 Rowayton Woods Dr. Norwalk, CT 06854	60,000	**	60,000	0	0%
Goodstein Family Trust (56) 2308 Camino Robledo Carlsbad, CA 92009	27,273	**	27,273	0	0%
Stuart Meltzer (57) 9500 Caserta St. Lake Worth, FL 33467	30,000	**	30,000	0	0%
Jeffery Zimmerman (58) 5102 Bluefield Ave. Scottsdale, AZ 85254	150,000	**	150,000	0	0%
Haywood Securities Inc. ITF 927051 Alberta Ltd. (59) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Haywood Securities Inc. ITF Arun Abbi (60) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Haywood Securities Inc. ITF Kenneth Bagan (61) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Philip M. Barone (62) 3103 Executive Parkway Suite 100 Toledo, OH 43606	60,000	**	60,000	0	0%
Haywood Securities Inc. ITF Batell Investments Ltd. (63) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Haywood Securities Inc. ITF David Berg (64) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Mark Bloom (65) 371 Holland Rd. #13-02 The Serenade Singapore 278698	30,000	**	30,000	0	0%
William Butcher (66) 1583 McGrain Lane Howell, MI 48843	96,000	**	6,000	90,000	**
Robert Cell (67) C/O Pennaluna & Co. LT 6000655	30,000	**	30,000	0	0%

19

421 Sherman Ave. Suite 203 Coeur d'Alene, ID 83814					
Haywood Securities Inc. ITF David Elliott (68) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	18,750	**	18,750	0	0%
Haywood Securities Inc. ITF Terry Evancio (69) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	30,000	**	30,000	0	0%
Forza Partners, L.P. (70) 2754 N.W. Crossing Dr. #205 Bend, OR 97701	27,270	**	27,270	0	0%
Haywood Securities Inc. ITF Fred Glass (71) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Godde 1980 Trust (72) P.O. Box 1152 Lancaster, CA 93584	150,000	**	150,000	0	0%
Haywood Securities Inc. ITF Laurence Guichon (73) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	30,000	**	30,000	0	0%
Randal L. Hardy (74) 9915 N. Strahorn Rd. Hayden Lake, ID 83835	157,500	**	7,500	150,000	**
Eckart Keil (75) Loferestr 1 A 81671 Munich Germany 87660	7,500	**	7,500	0	0%
Haywood Securities Inc. ITF Millerd Holdings Ltd. (76) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	75,000	**	75,000	0	0%
Bjoern Paffrath (77) Ziegelweg 12 87660 Irsee Germany 87660	10,500	**	10,500	0	0%
Haywood Securities Inc. ITF Marlene Pavan (78) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
Haywood Securities Inc. ITF Wayne Pennington (79) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%

RTM Fund (80) C/O Fleckenstein Capital 1108 19th Avenue E. Seattle, WA 98112	450,000	**	300,000	150,000	**
NFS FBO Laurence A. **Rudnicki IRA** **Acct # LT 6116580** (81) C/O Pennaluna & Co. LT 6116580 421 Sherman Ave. Suite 203 Coeur d'Alene, ID 83814	577,350	2.24%	43,000	534,350	2.08%
Haywood Securities Inc. ITF **David Sherpherd** (82) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	18,750	**	18,750	0	0%
Tobias Tretter (83) Marutplatz 2 92681 Erbendorf Germany 92681	15,000	**	15,000	0	0%
Haywood Securities Inc. ITF **Timothy Turyk** (84) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	15,000	**	15,000	0	0%
Haywood Securities Inc. ITF **Andrew Williams** (85) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	15,000	**	15,000	0	0%
Haywood Securities Inc. ITF **Dr. Wayne Young** (86) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	7,500	**	7,500	0	0%
R. Zabel Medical Professional **Corp.** (87) Haywood Securities Inc Attn: Scott Hunter 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	54,540	**	54,540	0	0%
Entrust Administration **Services Inc. FBO Deborah** **Rogers IRA** (88) 801 International Parkway, 5th Flr Lake Mary, FL 32746	45,000	**	45,000	0	0%
David & Margaret Deeds (89) 5609 E Lancaster Road Hayden, Idaho 83835	1,100,400	4.11%	1,100,000	400	**
Douglas Kettle (90) 5401 E Lancaster Road Hayden, Idaho 83835	3,600,400	12.31%	3,600,000	400	**
Erik Goldring (91)	100,000	**	100,000	0	0%

Michael P. Wilson (92) c/o Timberline Resources 101 E. Lakeside Avenue Coeur d'Alene, ID 83814	25,000	**	25,000	0	0%
Vladimir Spina (93)	10,000	**	10,000	0	0%
Paul Dircksen (94) c/o Timberline Resources 101 E. Lakeside Avenue Coeur d'Alene, ID 83814	25,000	**	25,000	0	0%
NFS FBO John A. Swallow Roth IRA (95) c/o Timberline Resources 101 E. Lakeside Avenue Coeur d'Alene, ID 83814	25,000	**	25,000	0	0%
Ian Cassel (96)	238,800	**	238,800	0	0%
Total	15,379,180	46.17%	9,763,842	5,615,338	21.45%

**- Designates of percentage of ownership of less than 1%

(1) All percentages are based on 25,646,830 shares of common stock issued and outstanding on December 18, 2007. Beneficial ownership is calculated by the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of December 21, 2007.

(2) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 26.

(3) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(5) Includes 236,364 shares of common stock and 118,182 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Adam Mizel as General Partner to Aquifer Opportunity Fund, L.P. exercises sole voting control and dispositive power over these securities.

(6) Includes 17,000 shares of common stock and 8,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. S. Narin and P. Girardet as CRM's to Banque de Luxembourg exercises sole voting control and dispositive power over these securities.

(7) Includes 75,000 shares of common stock and 37,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. S. Narin and P. Girardet as CRM's to Banque de Luxembourg exercises sole voting control and dispositive power over these securities.

(8) Includes 36,000 shares of common stock and 18,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Robert Kantor as Partner to Becker & Becker exercises sole voting control and dispositive power over these securities.

(9) Includes 36,363 shares of common stock and 18182 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Robert Torangelo as Managing Member of General Partner to Belltown Capital Partners exercises sole voting control and dispositive power over these securities.

(10) Includes 54,545 shares of common stock and 27273 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Robert Torangelo as Managing Member of General Partner to Belltown Capital Partners exercises sole voting control and dispositive power over these securities.

(11) Includes 10,000 shares of common stock and 5000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(12) Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 661,688 common shares not being offered for resale under this prospectus.

(13) Includes 30,000 shares of common stock and 15,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(14) Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(15) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(16) Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Howard Shapiro of Financial Trading Consultants Pension Plan exercises sole voting control and dispositive power over these securities.

(17) Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. E.W. Preston as a director to Forty Traders Ltd. exercises voting control and dispositive power over these securities.

(18) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(19) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(20) Includes 55,000 shares of common stock and 27,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 39,000 common shares not being offered for resale under this prospectus.

(21) Includes 40,000 shares of common stock and 20,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(22) Includes 15,000 shares of common stock and 7,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Gregory Feiss as Managing Member to GSF Capital LLC exercises sole voting control and dispositive power over these securities.

(23) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(24) Includes 12,500 shares of common stock and 6,250 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(25) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(26) Includes 36,000 shares of common stock and 18,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(27) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(28) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(29) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. David Cohen as Manager to Nehoc, LLC exercises sole voting control and dispositive power over these securities.

(30) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(31) Includes 25,000 shares of common stock and 12,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Howard Shapiro as Trustee to Merger Masters International Pension Plan exercises sole voting control and dispositive power over these securities.

(32) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(33) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(34) Includes 4,000 shares of common stock and 2,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(35) Includes 16,000 shares of common stock and 8,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(36) Includes 30,000 shares of common stock and 15,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(37) Includes 25,000 shares of common stock and 12,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(38) Includes 300,000 shares of common stock and 150,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007 and 525,000 shares of common stock acquirable upon the exercise of December Warrants within 60 days of December 21, 2007. Wesley N. Cooper of Praetorian Institutional Offshore Ltd. exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 3,364,500 common shares and 525,000 common shares acquirable upon warrants which are not being offered for resale under this prospectus.

(39) Includes 35,000 shares of common stock and 17,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(40) Includes 30,000 shares of common stock and 15,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(41) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(42) Includes 90,000 shares of common stock and 45,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(43) Includes 25,000 shares of common stock and 12,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(44) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(45) Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(46) Includes 8,400 shares of common stock and 4,200 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individuals exercise joint voting control and dispositive power over these securities.

(47) Includes 8,400 shares of common stock and 4,200 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individuals exercise joint voting control and dispositive power over these securities.

(48) Includes 8,400 shares of common stock and 4,200 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Howard Shapiro exercises sole voting control and dispositive power over these securities.

(49) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(50) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(51) Includes 12,000 shares of common stock and 6,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(52) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(53) Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 100,000 common shares not being offered for resale under this prospectus.

(54) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(55) Includes 40,000 shares of common stock and 20,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(56) Includes 18,182 shares of common stock and 9,091 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Glenn Goodstein as Trustee to the Goodstein Family Trust exercises sole voting control and dispositive power over these securities.

(57) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(58) Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(59) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Neil Deuchord as President to 927051 Alberta Ltd. exercises sole voting control and dispositive power over these securities.

(60) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(61) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(62) Includes 40,000 shares of common stock and 20,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(63) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. David Elliott as Secretary to Batell Investments Ltd. exercises sole voting control and dispositive power over these securities.

(64) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(65) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(66) Includes 4,000 shares of common stock and 2,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 90,000 common shares not being registered for resale under this prospectus.

(67) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(68) Includes 12,500 shares of common stock and 6,250 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(69) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(70) Includes 18180 shares of common stock and 9,090 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. David Atkinson as Managing Member of General Partner to Forza Partners, L.P. exercises sole voting control and dispositive power over these securities.

(71) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(72) Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Forrest Godde as Trustee to the Godde 1980 Trust exercises sole voting control and dispositive power over these securities.

(73) Includes 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(74) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Mr. Hardy is the Chief Executive and Chief Financial Officer to the Company.

(75) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(76) Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. Don Millerd as President to Millerd Holdings Ltd. exercises sole voting control and dispositive power over these securities.

(77) Includes 7,000 shares of common stock and 3,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(78) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(79) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(80) Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007 and 150,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. William A. Fleckenstein for RTM Fund, L.P. exercises voting control and dispositive power over these securities. Beneficial ownership includes 150,000 common shares not being offered for resale under this prospectus.

(81) Includes 12,000 shares of common stock and 6,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007 and 25,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 534,350 common shares not being offered under this prospectus.

(82) Includes 12,500 shares of common stock and 6,250 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(83) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(84) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(85) Includes 10,000 shares of common stock and 5,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(86) Includes 5,000 shares of common stock and 2,500 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(87) Includes 36,360 shares of common stock and 18,180 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. R. Zabel of R. Zabel Medical Professional Corp. exercises sole voting control and dispositive power over these securities.

(88) Includes 30,000 shares of common stock and 15,000 shares of common stock acquirable upon exercise of Class A Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(89) Includes 1,100,000 shares of common stock acquirable upon conversion of Series A Preferred Stock within 60 days of December 21, 2007. The named individuals exercise joint voting control and dispositive power over these securities. Beneficial ownership includes 400 common shares not for resale under this prospectus. Mr. Deeds is an officer of the Company's wholly owned subsidiary.

(90) Includes 3,600,000 shares of common stock acquirable upon conversion of Series A Preferred Stock within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 400 common shares not for resale under this prospectus. Mr. Kettle is an officer of the Company's wholly owned subsidiary.

(91) Includes 100,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(92) Includes 25,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(93) Includes 10,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities.

(94) Includes 25,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Mr. Dircksen is a Vice President of the Company.

(95) Includes 25,000 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. Mr. Swallow is the Chairman of the Board to the Company.

(96) Includes 238,800 shares of common stock acquirable upon exercise of December Warrants within 60 days of December 21, 2007. The named individual exercises sole voting control and dispositive power over these securities. The named individual received these warrants in consideration for investor relations services provided in connection with the December offering.

Transactions with Selling Shareholders

Private Placement – October 2007

On October 11, 2007, Timberline closed the third and final tranche of its private placement of units. In the aggregate, we placed 2,626,696 units at a price of $2.75/unit for gross aggregate proceeds of $7,223,414. Each unit consists of one common share and one-half of one purchase warrant. The warrants will be exercisable at a price of $3.50 for a period of 24 months after the date of issuance. The Company closed the private placement in three tranches: the first closing on September 30, 2007 and consisting of 1,780,974 units, the second closing on October 1, 2007 and consisting of 288,182 units, and the third closing on October 11, 2007 and consisting of 557,540 units.

In connection with the private placement, we have agreed to pay qualified agents a cash compensation fee in U.S. dollars in an amount equal to six percent (6%) of the gross proceeds of the offering received by us for units placed by the agents, an amount equal to $67,612, and the agents will also receive agents' warrants, exercisable to acquire units equal in number to six percent (6%) of the total number of units sold that were placed by the agents, totaling 12,293 agents' warrants.

Proceeds from the offering will be used for the purchase of drills and support equipment; permitting, field work, and drilling at several of Timberline's exploration projects; reducing related-party and bank debt and general working capital. Proceeds will also be used to evaluate merger and acquisition opportunities in mining services and exploration.

The shares, warrants and underlying shares of the private placement were not registered under the U.S. Securities Act of 1933, as amended ("Securities Act"), or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The shares, warrants and underlying securities were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D of the Securities Act and by Rule 903 of Regulation S of the Securities Act, such exemptions being available based on information obtained from the investors to the private placement.

Acquisition of Kettle Drilling, Inc.

On March 6, 2006, Timberline completed its acquisition of all of the outstanding capital stock of Kettle Drilling, Inc. ("Kettle"), a privately held, Idaho corporation for consideration of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000) and 5,000,000 shares of convertible preferred stock (the "Acquisition"). In connection with the Acquisition, as of February 23, 2006, the parties entered into a Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement") a copy of which was attached as an exhibit to and the subject of the Registrant's Current Report on Form 8-K filed on March 1, 2006. The Acquisition was completed with the issuance of the convertible preferred stock (the "Preferred Stock") to the Kettle Shareholders on March 6, 2006. 1,250,000 Preferred Shares were issued to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 Preferred Shares were issued to Doug Kettle.

Private Placement- December 2006

Only the remaining unexercised 1,123,800 shares underlying the warrants issued in our December 2006 private placement are included for resale by selling shareholders. The common shares as well as any already exercised warrants are not included in this prospectus.

In December 2006, Timberline completed a private placement of units. In the aggregate, we placed 4,200,000 units at a price of $0.65 per unit for gross aggregate proceeds of $2,730,000. Each unit consisted of one common share and one-half of one purchase warrant. The warrants are exercisable at a price of $1.00 until December 31, 2009.

Timberline issued Mr. Ian Cassel 238,800 warrants in connection with investor relations and consulting service rendered by Mr. Cassel in connection with this offering.

Proceeds from the offering were used primarily for the purchase of drills and support equipment; permitting, field work debt reduction and general working capital.

The shares, warrants and underlying shares of the private placement were not registered under the U.S. Securities Act of 1933, as amended ("Securities Act"), or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The shares, warrants and underlying securities were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D of the Securities Act and by Rule 903 of Regulation S of the Securities Act, such exemptions being available based on information obtained from the investors to the private placement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling shareholder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

LEGAL PROCEEDINGS

Timberline is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Timberline and no owner of record or beneficial owner of more than 5.0% of our securities or any associate of any such director, officer or security holder is a party adverse to Timberline or has a material interest adverse to Timberline in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The Company's Directors were elected on the dates as follows:

John Swallow	September 22, 2006
Paul Dircksen	September 22, 2006
Vance Thornsberry	September 22, 2006
Eric Klepfer	September 22, 2006
Randal Hardy	August 27, 2007
Ron Guill	November 9, 2007

Unless a Director resigns prior to completion of his term, each Director serves for one year or until his successor is elected. The names, ages, background and other information concerning the Directors, including other offices held by the Directors with the Company, are set forth below.

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, presently, we consider three of our six directors (Ron Guill, Eric Klepfer and Vance Thornsberry) as independent based on the standards of independence for the American Stock Exchange.

The following is a list of the Company's Directors and Executive Officers setting forth their functions and experience. In addition, the issue of possible conflicts of interest in connection with the Company's Directors and Executive Officers is addressed below. There is no understanding or agreement under which the Directors hold office.

Biographical Information

Officers and Directors

Randal Hardy – Chief Executive Officer, Chief Financial Officer & Director

Mr. Hardy (46) was appointed as our Chief Executive Officer, Chief Financial Officer and a director to our board of directors in 2007. Prior to his appointment by us, from September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Vice President and Chief Financial Officer. Previously, from 1997 to 2005, he held positions as President and CEO of Sunshine Minting, Inc. a privately held, precious metal custom minting and manufacturing firm. Prior to his tenure at Sunshine Minting, Inc., Mr. Hardy has served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company. Mr. Hardy has a Business Administration degree from Boise State University and is a Certified Management Accountant and Certified Cash Manager and currently is a director of HuntMountain Resources.

John Swallow – Executive Chairman

Mr. Swallow (40) served as Timberline's CEO from January 2006 through August 2007 and who is largely responsible for enacting the Company's current business plan. From 1994 to 2005 Mr. Swallow founded and ran Coeur d'Alene Appraisals, Inc., a real estate appraisal firm. He was formerly the President of Sterling Mining Corporation in 1998 and served on its board of directors until 2003. He brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. Mr. Swallow holds a B.S. in Finance from Arizona State University.

Paul Dircksen – Vice President, Exploration & Director

Mr. Dircksen (62) has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a director since January 2005 and our Vice President of Exploration since May 1, 2006. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, seven of which later became operating mines. Between 1987 and 2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. During 2002 he was self employed as an independent mineral geologist. In 2003 he was President of Bravo Venture Group, a junior exploration company. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves on the Board of Bravo Venture Group and is employed on a full-time basis with Timberline Resources.

Eric Klepfer - Director

Mr. Klepfer (50) has over 23 years of experience in the mining industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, Coeur d'Alene Mines, and Mines Management. He has been a director since January 2004. From 1995 to 2003, Mr. Klepfer was simultaneously the Director of Environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. Since 2003, he has been the President of Klepfer Mining Services. From 2004 to 2007 he was the Vice President of Operations at Mines Management, Inc. He holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

Ron Guill - Director

Mr. Guill (59) is the founder, owner, and general manager of Small Mine Development ("SMD"), one of the largest underground mine contractors in the United States. He was appointed to the board of directors in 2007. Mr. Guill founded and has been fully employed by SMD since 1982. SMD now has more than 300 full-time employees working at six mine sites, serving world-class clients including Barrick Gold and Newmont Mining. He has served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

Vance Thornsberry - Director

Mr. Thornsberry (62) has been a director since 2004 and is a Registered Professional Geologist with over 35 years of experience in the mining and exploration industry. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. From 1997 through 2004, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC and Romarco Minerals. From January 2005 until December 2007 Mr. Thornsberry served as a consulting geologist and Vice-President of Exploration for TSX-listed Northland Resources. Mr. Thornsberry currently works as a consulting geologist. He holds a B.S. in Geology from the University of Missouri.

Other Officers, Advisory Board Members And Significant Employees

Douglas Kettle. Mr. Kettle (56) is the president and a director of Kettle Drilling, Inc., our wholly owned subsidiary that we acquired in March 2006, and an advisor to our Board of Directors (Advisory Director). Prior to our acquisition of Kettle Drilling, Inc. (the "Acquisition"), he was its president, director and owner since 1996. He has acquired a number of professional drilling related licenses including: Water Well Driller and Contractor license (Arizona), Water Well Driller license (Idaho and Washington State) and a trainer's license from the Mine Safety Hazard Administration.

David Deeds. Mr. Deeds (53) is the vice president and a director of Kettle Drilling, Inc., our wholly owned subsidiary, and an advisor to our Board of Directors (Advisory Director). From 2000, until the Acquisition in March 2006, he was Kettle Drilling's Controller. On January 1, 2005, he also became a member of its board of directors and it corporate secretary. Until 2003, he was also the owner operator of Microledger, Inc. an accounting – bookkeeping services company. He sold this business in 2003. Mr. Deeds has a B. S. Degree in Accounting from the University of Northern Colorado (1976).

Cassandra Mulligan. Ms. Mulligan is Chief Financial Officer of Kettle. Mrs. Mulligan has worked in public accounting for over ten years. She previously held the position of lead audit manager in a large local accounting firm and was also an audit manager at Anastasi & Moore, PLLC. Mrs. Mulligan has extensive background in accounting, auditing and financial reporting. Mrs. Mulligan graduated from Eastern Washington University with a B.S. Degree in Accounting and is licensed as a Certified Public Accountant.

Steve Elloway. Mr. Elloway is U.S. Operations Manager for Kettle. Mr. Elloway has been in the drilling industry for over 15 years and has extensive experience in both underground and surface drilling. Mr. Elloway has been with Kettle Drilling, Inc. for over ten years. Mr. Elloway is in charge of all US operations.

Paul Elloway. Mr. Elloway is Mexico Operations Manager for Kettle. Mr. Elloway is our World Wide Exploration S.A. de C.V. subsidiary manager in Mexico. Paul, just as his brother Steve, has also been in the drilling industry for over 15 years. Mr. Elloway has extensive experience in both underground and surface drilling in both US and foreign environments. Mr. Elloway has been with Kettle Drilling, Inc. for over ten years. Mr. Elloway is in charge of all Mexico operations.

Bill Higgins. Mr. Higgins is Asset Manager and Vice-President of Administration for Kettle. Mr. Higgins holds the position of Asset Manager and Administrative Vice President. Mr. Higgins is responsible for managing assets, cost management, purchasing and inventory. Mr. Higgins has extensive experience in product management beginning at Layne Christensen where he worked for 27 years and held a number of positions including Plant Manager, General Manager and Vice President of Supply and Distribution.

Bill Miller.   Mr. Miller is the Safety and Human Resources Officer for Kettle. Mr. Miller has over twenty years experience managing and developing people to reach their full potential. Mr. Miller was a previous corporate trainer for Toys "R" Us as well as other companies. Mr. Miller trained corporate leaders in loss prevention and risk management.

Mark Church. Mr. Church is in charge of Mexico and Foreign Business Development for Kettle. Mr. Church assumes the position of Foreign Business Development and assists management operations outside of the US. Mr. Church brings 36 years of experience in the drilling industry to our company. Starting as a driller for Boyles in 1970, he worked his way up through the ranks and held several key positions including General Manager of Landdrill International and Vice President and General Manager of Bradley Manufacturing.

Family Relationships

None.

Involvement In Certain Legal Proceedings

To the knowledge of the Company, none of its officers or directors has been personally involved in any bankruptcy or insolvency proceedings within the last five years. Similarly, to the knowledge of the Company, none of the directors or officers, within the last five years, have been convicted in any criminal proceedings (excluding traffic violations and other minor offenses) or are the subject of a criminal proceeding which is presently pending, nor have such persons been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining them from acting as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or insurance company, or from engaging in or continuing in any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, nor were any of such persons the subject of a federal or state authority barring or suspending, for more than 60 days, the right of such person to be engaged in any such activity, which order has not been reversed or suspended.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert; as such term is defined in Item 401(e) of Regulation S-B, serving on its audit committee because it has not yet formed its audit committee. However, the

Company plans to form an audit committee in the near future and does plan on having an audit committee financial expert at or soon after such formation. Currently, the Board of Directors fulfills the responsibilities of the audit committee and the Board has determined that this is sufficient to meet the requirements of the Company for the immediate future.

Code Of Ethics

On November 23, 2005, we adopted a Code of Ethics. The Code of Ethics is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is designed to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; and compliance with applicable laws, rules and regulations. A copy of the Code of Ethics will be provided to any person without charge upon written request to the Company at its executive offices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 13, 2007, the beneficial ownership of our securities (common stock, convertible preferred stock, options or warrants) by each executive officer (including executive officers of our wholly owned subsidiary, Kettle Drilling, Inc.) and director, by each person known by us to beneficially own more than 5% of a class of our common stock as well as convertible preferred stock (on an as-converted into common stock basis) and by the executive officers and directors as a group. Also, as of December 21, 2007, we had 4,700,000 shares of convertible preferred stock that generally have voting rights equal to 4,700,000 shares of common stock. Except as otherwise indicated, all shares are owned directly by the shareholder indicated.

In connection with the issuance of the convertible preferred stock, the parties entered into a voting trust agreement which assures the holders of the convertible preferred stock, among other rights, advisory representation on the Company's Board of Directors.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date. Except as described in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise indicated, the address of each person named in this table is c/o Timberline Resources Corporation, 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814

Name and Address	Common Shares Beneficially Owned	Common Shares Underlying Options or Warrants Beneficially Owned	Class of Shares Owned	Percentage of Common Stock and Preferred Stock (on as-converted basis)**
Vance Thornsberry(a)(1)	100,000	66,667	Common	*
Eric Klepfer (a)(2)	50,000	25,001	Common	*
Paul Dircksen (c)(3)	505,691	158,335	Common	2.57%

John Swallow(c)(4)	3,058,849	320,834	Common	13.01%
Randal Hardy(c)(5)	55,000	102,500	Common	*
Douglas Kettle (d)(6)	3,600,400(6)		Common (6)	12.31%(6)
David Deeds (d)(7)	1,100,400(7)		Common (7)	4.11% (7)
Praetorian Capital Management LLC (8) 119 Washington Ave., Ste 600 Miami Beach, FL 33139	4,189,500(8)	675,000(8)	Common (8)	18.48%(8)
All Directors, Officers & Beneficial Owners (eight) as a group (e)	12,659,840	1,348,337		51.89%

* less than 1%.
** The percentages listed for each shareholder are based on 25,646,830 shares outstanding as of December 18, 2007 and assume the exercise by that shareholder only of his or its entire option or warrant or convertible preferred shares, exercisable within 60 days of December 21, 2007.
(a) Director only
(b) Officer only
(c) Officer and Director
(d) Officer and Director of our wholly owned subsidiary, Kettle Drilling, Inc., and an advisor to our Board of Directors.
(e) The persons described in "(d)" are included in this group.
(1) An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share and an expiration date of February 7, 2010. A vested option to purchase 16,667 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.
(2) A vested option to purchase 8,334 shares was granted to this shareholder on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011. A vested option to purchase 16,667 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.
(3) A vested option to purchase 125,001 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011. A vested option to purchase 33,334 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.
(4) 2,733,849 of the shares are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Executive Chairman of the Board of Directors, and 275,000 are held in the name of J. Swallow Roth IRA. 62,500 warrants granting the right, but not the obligation, to purchase 62,500 shares were issued to J. Swallow Roth IRA on March 13, 2006 with an exercise price of $1.00 per share. The warrants expire on January 31, 2008. This shareholder purchased 50,000 units in the Company's private placement on November 21, 2006 consisting of 50,000 shares of common stock and 25,000 warrants. Each warrant grants the holder the right to purchase an additional share at $1.00 per share until December 31, 2008. A vested option to purchase 283,334 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.
(5) A vested option to purchase 100,000 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. This shareholder purchased 5,000 units in the Company's private placement on October 11, 2007 consisting of 5,000 shares of common stock and 2,500 warrants. Each warrant grants the holder the right to purchase an additional share at $3.50 per share until October 11, 2009.
(6) Includes 400 shares of common stock and 3,600,000 of Convertible Preferred Shares which have with voting rights equal to shares of common stock on a one for one basis. These preferred shares are generally convertible into common stock at the rate on one share of common stock for one share of preferred stock subject to certain exceptions and adjustments including anti-dilution provisions.
(7) Includes 400 shares of common stock and 1,100,000 of Convertible Preferred Shares which have with voting rights equal to shares of common stock on a one for one basis. The Convertible Preferred shares are held in the name of David L. Deeds and Margaret Deeds, husband and wife. The preferred shares are generally convertible into common stock at the rate on one share of common stock for one share of preferred stock subject to certain exceptions and adjustments including anti-dilution provisions.
(8) This shareholder purchased 3,350,000 units in the Company's private placement on November 21, 2006 consisting of 3,350,000 shares of common stock and 1,675,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $1.00 per share. 1,150,000 warrants have been exercised with 525,000 remaining. This shareholder also purchased 300,000 units in the Company's private placement on September 30, 2007 consisting of 300,000 shares of common stock and 150,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $3.50 per share. All of these warrants remain outstanding. This shareholder also purchased 64,500 shares on the open market.

DESCRIPTION OF SECURITIES

Common Stock

Timberline is authorized to issue 100,000,000 shares of common stock. As of December 18, 2007, there were 25,646,830 shares of common stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of Timberline, holders of common stock are entitled to receive, ratably, the net assets of Timberline available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Timberline's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Timberline is authorized to issuance of 10,000,000 shares of preferred stock, $.01 par value. The Board of Directors of Timberline is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.

On February 26, 2006, our Board of Directors adopted a resolution creating a series of Five Million Shares (5,000,000) shares of voting, convertible Preferred Stock designated as Series A Preferred Stock. The Preferred Stock was issued to the Kettle Shareholders as a part of the consideration delivered to them for the Acquisition in the following proportion: 1,250,000 shares to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares to Doug Kettle. The relative rights, preferences, privileges and restrictions granted to or imposed upon the Preferred and the holders include:

- preferred dividend equal to $.032 per share; cumulative after December 31, 2006;

- participating on a pro rata basis in any declared common stock dividend on an "as converted to common stock basis";

- voting rights equal to the shares of common stock on an as converted basis;

- liquidation rights, subject to certain event adjustments, of $.55 per share;

- a formula for automatic conversion to common stock upon the occurrence of certain triggering events, currently determined to be at the rate of one share of common for one share of preferred, subject to anti-dilution protection and other possible adjustments;

- automatic redemption triggering provisions requiring us to purchase the Preferred Stock back (redeem them) from the holders at the liquidation price per share plus any accumulated dividend (the "Preferred Stock Redemption Price"); any Preferred Stock shares that have been converted to common stock are to be purchased back (redeemed) at a per share price determined by calculating trading price over a four calendar period immediately prior to the redemption (the "Common Stock Purchase Price");

- the right to have Kettle Drilling spun-off to the Kettle Shareholders in the event that we cannot pay the Preferred Stock Redemption Purchase Price and/or the Common Stock Purchase Price; and

- certain preemptive rights regarding new securities we may offer to third parties.

The creation of the aforementioned Series A Preferred Stock was effected by the March 6, 2006 filing with the Idaho Secretary of State's Office of a "Certificate and Articles of Amendment to Articles of Incorporation of Timberline Resources Corporation".

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Timberline's Bylaws and Articles of Incorporation (the "Certificate of Incorporation") provide that we shall, to the full extent permitted by the Idaho Revised Statues Title 30 Corporations, as amended from time to time (the "Idaho Corporate Law"), indemnify all of our directors and officers. Section 30-1-851 of the Idaho Corporate Law provides in part that a corporation shall have the power to indemnify any individual who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Under our Certificate of Incorporation, the indemnitee is presumed to be entitled to indemnification and we have the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

Director Independence

Our Board of Directors has determined that Ron Guill, Eric Klepfer and Vance Thornsberry are independent directors of the Company based on the definition of independence under the rules of the American Stock Exchange.

DESCRIPTION OF THE BUSINESS

General

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities (searching for ore by drilling) during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80-percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100-million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. Since the reorganization, we have been in an exploration stage evaluating, acquiring and exploring mineral prospects with potential for economic deposits of gold, silver and copper. A prospect is defined as a mining property, the value of which has not been determined by exploration.

On March 6, 2006, we acquired Kettle Drilling, Inc. as a wholly owned subsidiary. Kettle was formed in 1996 and provides drilling services to the mining and mineral exploration industries across North America and worldwide.

Unless otherwise indicated, any reference to Timberline, or "we", "us", "our", etc. refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Kettle.

Our Competition

Both the mineral exploration and drilling industries are intensely competitive in all phases. In our mineral exploration activities, we will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. We cannot assure you that we will be able to compete in any of our business areas effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Similarly, in our drilling business, our competition includes many companies with significantly greater experience, larger client bases, and substantially greater financial resources.

Our Offices and Other Facilities

Timberline currently maintains its administrative office at 101 East Lakeside Ave., Coeur d'Alene, ID 83814. The telephone number is (208) 664-4859. Kettle maintains its administrative office at 2775 Howard Street, Suite 2, Coeur d'Alene, ID 83815. Kettle's telephone number is 208-665-7211. In addition, Kettle maintains a storage facility in Rathdrum, ID and an operational facility in Elko, NV. Kettle's Mexican subsidiary, World Wide Exploration, S.A. de C.V., maintains an administrative office and warehouses in Hermosillo and Torreon Mexico.

Our Employees

Timberline, the parent company, is an exploration stage company and currently has five employees, including certain officers and directors. Management expects to hire staff and additional management as necessary as implementation of our business plan requires.

Kettle, our subsidiary, has approximately 116 employees in the U.S. and roughly 46 employees at the Mexican drilling subsidiary, World Wide Exploration. The breakdown is as follows; U.S.; 8-Management/Supervisory, 4-Administration, 4-Clerical, 100-Drilling Operations. Mexico; 2-Management, 1-Administration, 1-Clerical, 42 Drilling Operations. We believe that our relationship with our employees is good.

Regulation

The exploration, drilling and mining industries operate in a legal environment that requires permits to conduct virtually all operations. Thus permits are required by local, state and federal government agencies. Federal agencies that may be involved include: The U.S. Forest Service (USFS), Bureau of Land Management (BLM), Environmental Protection Agency (EPA), National Institute for Occupational Safety and Health (NIOSH), the Mine Safety and Health Administration (MSHA) and the Fish and Wildlife Service (FWS). Individual states also have various environmental regulatory bodies, such as Departments of Ecology and so on. Local authorities, usually counties, also have control over mining activity. The various permits address such issues as prospecting, development, production, labor standards, taxes, occupational health and safety, toxic substances, air quality, water use, water discharge, water quality, noise, dust, wildlife impacts, as well as other environmental and socioeconomic issues.

Prior to receiving the necessary permits to explore or mine, the operator must comply with all regulatory requirements imposed by all governmental authorities having jurisdiction over the project area. Very often, in order to obtain the requisite permits, the operator must have its land reclamation, restoration or replacement plans pre-approved. Specifically, the operator must present its plan as to how it intends to restore or replace the effected area. Often all or any of these requirements can cause delays or involve costly studies or alterations of the proposed activity or time frame of operations, in order to mitigate impacts. All of these factors make it more difficult and costly to operate and have a negative and sometimes fatal impact on the viability of the exploration or mining operation. Finally, it is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Overview of Kettle Drilling, Inc. – Our Wholly-Owned Subsidiary

In March 2006, Timberline acquired Kettle Drilling, Inc. ("Kettle") of Coeur d'Alene, Idaho. Kettle provides drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class technical expertise, innovative thinking, and a strong safety record. Kettle specializes in underground drilling services in support of active mining operations and advanced exploration projects. Working primarily with established companies, its business is less cyclical than that of surface drillers at early-stage exploration sites, where supplies, infrastructure, and project funding are less predictable.

Kettle's long-term strategies of aggressive expansion, drill fleet modernization, and underground focus have resulted in revenue growth. Kettle, along with its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. ("World Wide"), now have a combined fleet of 21 operating rigs which generated revenues of approximately $6.3-million in the quarter ending in September 2007, above its previous quarterly record and raising overall revenue for the 2007 fiscal year to more than $18 million.

Looking ahead to the 2008 fiscal year, Timberline anticipates consistent profitability from its drilling operations with over $30-million in expected revenues. With commodity prices strong and the drilling business correspondingly robust, the trend of increasing revenue and cash flow at Kettle is expected to continue for the foreseeable future.

Overview of Our Mineral Exploration Business

Our parent company is a mineral exploration company. Mineral exploration is essentially a research activity that does not produce a product. Successful exploration often results in increased project value that can be realized through the optioning or selling of the claimed site to larger companies. As such, we acquire properties, which we believe have potential to host economic concentrations of minerals, particularly gold, silver and copper. These acquisitions have and may take the form of unpatented mining claims on federal land, or leasing claims, or private property owned by others. An unpatented mining claim is an interest that can be acquired to the mineral rights on open lands of the federally owned public domain. Claims are staked in accordance with the Mining Law of 1872, recorded with the federal government pursuant to laws and regulations established by the Bureau of Land Management (the Federal agency that administers America's public lands), and grant the holder of the claim a possessory interest in the mineral rights, subject to the paramount title of the United States.

We will perform basic geological work to identify specific drill targets on the properties, and then collect subsurface samples by drilling to confirm the presence of mineralization (the presence of economic minerals in a specific area or geological formation.) We may enter into joint venture agreements with other companies to fund further exploration work. It is our plan to focus on assembling a high quality group of early to mid-stage mineral (gold, silver, and copper) exploration prospects, using the experience and contacts of the management group. By such prospects, we mean properties that may have been previously identified by third parties, including prior owners such as exploration companies, as mineral prospects with potential for economic mineralization. Often these properties have been sampled, mapped and sometimes drilled, usually with indefinite results. Accordingly, such acquired projects will either have some prior exploration history or will have strong similarity to a recognized geologic ore deposit model. Geographic emphasis will be placed on the western United States.

The focus of our activity has been to acquire properties that we believe to be undervalued; including those that we believe to hold previously unrecognized mineral potential. Properties have been acquired through the location of unpatented mining claims (which allow the claimholder the right to mine the minerals without holding title to the property), or by negotiating lease/option agreements. Our Vice-President of Exploration, Paul Dircksen, has experience in evaluating, staking and filing unpatented mining claims, and in negotiating and preparing mineral lease agreements in connection with those mining claims.

The geologic potential and ore deposit models have been defined and specific drill targets identified on the majority of our properties. Our property evaluation process involves using basic geologic fieldwork to perform an initial evaluation of a property. If the evaluation is positive, we seek to acquire it, either by staking unpatented mining claims on open public domain, or by leasing the property from the owner of private property or the owner of unpatented claims. Once acquired, we then typically make a more detailed evaluation of the property. This detailed evaluation involves expenditures for exploration work which may include rock and soil sampling, geologic mapping, geophysics, trenching, drilling, or other means to determine if economic mineralization is present on the property.

Portions of our mineral properties are owned by third parties, and leased to us. These agreements are held by David Miller and Howard Adams, Jim Ebisch, Sedi-Met, Inc, Hecla Mining Company, Snowshoe Mining Company and Diversified Inholdings. The contract with Mr. Ebisch, a former director, is an assignment of lease; the state of Idaho is the underlying owner. In addition, we own a number of unpatented mining claims outright. Approximately 38 of these claims are located near our Snowstorm Project in Shoshone County, Idaho, and have been included in the earn-in agreement with Hecla Mining Company. An "earn-in agreement" requires one party to spend a certain amount of money, usually in mineral exploration expenditures, to earn a specified percentage ownership in the property. On February 1, 2006, pursuant to the agreement, Hecla elected to withdraw from the venture but retains four percent (4%) net smelter return royalty on any mineral production from the subject claims. In conjunction with this withdrawal, Hecla assigned approximately 750 acres of mineral rights in the area to us. Four additional groups of unpatented claims owned by the Company are located in Sanders and Lincoln counties, Montana. The Montana claims are leased by the Company to Sterling Mining Company. Additionally, also in Montana, the Butte Highlands Property is located in Silver Bow County and is comprised of 8 patented and 61 unpatented claims. The contract on the East Camp Douglas property in Mineral County, Nevada is comprised of 115 unpatented claims.

All of the leases are contracts with varied terms, all of which provide for us to earn an interest in the property or receive a royalty. See Description of Property below.

Our strategy with properties deemed to be of higher risk or those that would require very large exploration expenditures to present them to larger companies for joint venture. Our joint venture strategy is intended to maximize the abilities and skills of the management group, conserve capital, and provide superior leverage for investors. If we present a property to a major company and they are not interested, we will continue to seek an interested partner.

For our prospects where drilling costs are reasonable and the likelihood of success seems favorable, we will undertake our own drilling. The target depths, the tenor of mineralization on the surface, and the general geology of the area are all factors that determine the risk as calculated by us in conducting a drilling operation. Mineral exploration is a research and development activity and is, by definition, a high risk business that relies on numerous untested assumptions and variables. Accordingly, we make our decisions on a project by project basis. We do not have any steadfast formula that we apply in determining the reasonableness of drilling costs in comparison to the likelihood of success, i.e. in determining whether success seems "favorable."

DESCRIPTION OF PROPERTY

Summary of Timberline's Mineral Exploration Prospects

As of November 2007, Timberline has acquired mineral prospects for exploration in Montana, California, Nevada and Idaho mainly for target commodities of gold, silver, zinc and copper. The prospects are held by both patented and unpatented mining claims owned directly by the Company or through legal agreements conveying exploration and development rights to the Company. Most of our prospects have had a prior exploration history and this is typical in the mineral exploration industry. Most mineral prospects go through several rounds of exploration before an economic ore body is discovered and prior work often eliminates targets or points to new ones. Also, prior operators may have explored under a completely different commodity price structure or technological regime. Mineralization which was uneconomic in the past may be ore grade at current market prices when extracted and processed with modern technology.

Montana Gold Properties

Butte Highlands Gold Project

In July 2007, Timberline closed its purchase of the Butte Highlands Gold Project. The project is located 15 miles south of Butte in southwestern Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City.

Gold mineralization at Butte Highlands is hosted primarily in lower Paleozoic Wolsey shale with higher-grade mineralization occurring within the sediments proximal to diorite sills and dikes. Between 1988 and 1996, prior operators Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals demonstrated the presence of a wide and continuous mineralized zone by drilling 46 core holes (36,835 feet) and 132 reverse-circulation holes (61,338 feet) within the district. The vast majority of this drilling was conducted in the Nevin Hill area which is included in the Timberline property. Best gold intercepts achieved at Butte Highlands include 49.8 feet of 0.651 ounces per ton (oz/t) and 11.5 feet of 1.996 oz/t from surface and 31.0 feet of 1.060 oz/t from underground.

In 1997, Orvana Minerals used recent and historic drilling data to estimate a mineral resource in the Nevin Hill area consisting of 583,253 tons grading 0.335 oz/t gold in the "measured and indicated" category and 1,259,263 tons grading 0.268 oz/t in the "inferred" category. Orvana also estimated the existence of a "potential" resource of equal magnitude along-strike and down-dip, and stated a belief that other areas of the property beyond the known occurrences also had the potential to host substantial gold mineralization. (The Orvana resource estimates pre-date NI 43-101 standards and are provided for historical context only.)

A summary of drilling highlights at Nevin Hill, which Orvana used to compile its resource estimate.

Historic Drilling Highlights (from Surface)

Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
DDH 88-3	745.0	756.0	11.0	0.110
	1,070.0	1,085.0	15.0	0.206
DDH 89-1	1,177.2	1,227.0	49.8	0.651
PD 89-1	1,351.0	1,366.0	15.0	0.340
PD 89-2	1,396.0	1,412.0	16.0	0.135
BH 93-1	885.0	895.0	10.0	0.138

	925.0	935.0	10.0	0.319
BH 93-8	1,189.0	1,200.0	11.0	0.131
BH 93-11	758.5	770.0	11.5	0.351
	825.0	845.0	20.0	0.114
	964.0	978.0	14.0	0.776
BH 93-12	762.5	786.0	23.5	0.548
BH 94-2	1,240.0	1,270.0	30.0	0.214
BH 94-3	1,129.3	1,141.0	11.7	0.255
	1,163.4	1,181.0	17.6	0.142
	1,312.0	1,325.5	13.5	0.492
	1,425.0	1,437.0	12.0	0.276
BH 94-16	1,335.5	1,347.0	11.5	0.165
BH 94-17	1,295.5	1,323.0	27.5	0.268
BH 95-5	1,429.0	1,457.5	28.5	0.338
	1,512.5	1,522.5	10.0	0.129
BH 96-1	697.0	722.3	25.3	0.153
	754.0	779.5	25.5	0.158
BH 96-5	837.0	849.0	12.0	0.678
	902.0	916.0	14.0	0.114
	932.5	944.0	11.5	1.996
BH 96-6	1,258.0	1,270.0	12.0	0.142
	1,320.0	1,333.0	13.0	0.165
BH 96-8	1,222.0	1,233.0	11.0	0.234
	1,287.0	1,307.0	20.0	0.212
BH 96-9	993.0	1,012.0	19.0	0.133

The following table includes highlights from past underground drilling programs conducted in the early-1940s, which Orvana also used to calculate their mineralization estimates at Butte Highlands.

Historic Drilling Highlights (from Underground)

Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
BH 40-23	147.0	157.0	10.0*	0.102
	205.0	226.0	21.0	0.230
BH 40-24	142.0	173.0	31.0	1.060
BH 40-34	182.0	192.0	10.0*	0.106
BH 40-35	329.5	339.5	10.0*	0.132
BH 40-41	162.0	181.0	19.0	0.280
BH 40-42	224.0	236.0	12.0	0.180
BH 40-43	237.0	249.0	12.0	1.140

BH 40-46	278.0	288.0	10.0*	0.124
	307.0	317.0	10.0*	0.558
	330.0	340.0	10.0*	0.160
BH 40-47	236.0	262.0	26.0	0.260
BH 40-48	197.0	207.0	10.0*	0.174
BH 40-49	234.0	244.0	10.0*	0.106

* averaged with 0.025 oz/t dilution to reach 10-foot thickness

The 1997 Orvana report also provided a preliminary technical review of feasibility issues, identifying no fatal flaws to mine development. The report noted that suitable sites for a mill and tailings pond are present on the property, custom milling at existing nearby facilities was feasible, and access to the deposit could be achieved with a decline from either of two existing portals.

Since signing the Purchase Agreement for Butte Highlands in May, Timberline has expanded its land position to cover additional drill targets and has retained Klepfer Mining Services (Eric Klepfer, as affiliate of Klepfer Mining Services, is also a director to Timberline) to perform the environmental and permitting services necessary to advance the project. Timberline management believes that there is excellent potential to increase the historic resource estimates at Butte Highlands, both along strike and down-dip, as well as a realistic opportunity for near-term production.

Timberline purchased the Butte Highlands property, including 100-percent ownership of mineral rights, from Butte Highlands Mining Company for $405,000 cash and 108,000 shares of Timberline common stock.

California Gold and Lead/Zinc Properties

The Conglomerate Mesa Prospect

In July 2007, Timberline finalized a Lease / Option to Purchase Agreement for the Conglomerate Mesa Project in Inyo County, California. The project hosts structurally and stratigraphically controlled, sediment-hosted gold mineralization similar to the "Carlin-type" deposits of north-central Nevada. Timberline management believes that Conglomerate Mesa represents one of the premier gold exploration projects remaining within the Great Basin province of the western United States with excellent potential for a multi-million ounce gold discovery.

Since signing a Memorandum of Understanding (MOU) on the project last September, Timberline has expanded its land position at Conglomerate Mesa to 325 unpatented lode claims, covering more than 10 square-miles. The original property includes several mineralized gold zones identified by prior operators (Newmont and BHP-Billiton). The expanded property also includes the historic Santa Rosa Mine, a silver-lead-zinc occurrence which had limited production by several operators including Anaconda Copper.

Also since the signing of the MOU, Timberline has completed extensive data compilation and submitted a Plan of Operation to the Bureau of Land Management (BLM) and to Inyo County. The Plan will allow the reopening of an access road along with an initial 7-hole drill program to evaluate several areas of strong geochemistry. Timberline has also retained Klepfer Mining Services to perform the environmental and permitting services necessary to advance the project.

Conglomerate Mesa was originally explored by Newmont while it was within the Cerro Gordo Wilderness Study Area (WSA). An initial 22-hole (10,360 feet) reconnaissance drill program focused primarily on just one of the property's mineralized zones ("Resource Area") outlining a mineralized resource estimate pre-dating (and not compliant with) NI 43-101 standards totaling 175,000 ounces of gold contained in 3-million tons grading 0.06 ounces per ton (oz/t). Highlights from the Newmont drill program include the following:

Resource Area	CGL-01	5 ft of 0.24 oz/t gold
	CGL-02	20 ft of 0.08 oz/t gold
	CGL-03	45 ft of 0.07 oz/t gold
	CGL-04	20 ft of 0.08 oz/t gold
	CGL-12	45 ft of 0.04 oz/t gold
	CGL-19	20 ft of 0.09 oz/t gold
South Drainage Area	CGL-16	35 ft of 0.05 oz/t gold

Newmont withdrew from Conglomerate Mesa in 1993. Federal agencies dropped the property's WSA status the following year because it did not meet the necessary criteria for inclusion in a Wilderness Area and, in doing so, removed significant impediments to its future development.

In late-1995, BHP-Billiton acquired Conglomerate Mesa and identified a much larger hydrothermal gold system with excellent bulk-mineable potential. The property's core area was explored that year, with eight target zones identified by soil geochemistry and surface road cut channel sampling which returned the following highlights:

Dragonfly Area	40 ft of 0.37 oz/t gold (within 140 ft of 0.12 oz/t gold)
	7 ft of 0.25 oz/t gold
	15 ft of 0.11 oz/t gold
Middle CMFS Area	10 ft of 0.03 oz/t gold
Resource Area	40 ft of 0.15 oz/t gold
East Area	5 ft of 0.10 oz/t gold
	15 ft of 0.21 oz/t gold
South Drainage Area	6 ft of 0.12 oz/t gold
	20 ft of 0.04 oz/t gold

In 1997, BHP conducted a widely-spaced, 10-hole (8,060 feet) reconnaissance drill program at Conglomerate Mesa which included the following highlights:

BHP subsequently made a corporate decision to terminate all of its worldwide gold exploration activities and dropped the property.

Timberline, as part of due diligence efforts at Conglomerate Mesa, collected rock chip samples from three of the known mineralized zones, returning the following results:

Dragonfly Area	Cgl06-01	0.35 oz/t gold
	Cgl06-02	0.07 oz/t gold
	Cgl06-03	0.45 oz/t gold
Resource Area	Cgl06-04	0.14 oz/t gold
East Area	Cgl06-05	0.52 oz/t gold

Despite excellent surface gold grades encountered by Newmont, BHP, and Timberline, the Conglomerate Mesa property did not see historic mining because the sediment-hosted gold particles are micron-sized and therefore could not be panned by prospectors. This same style of mineralization is present at deposits within Nevada's Carlin and Battle Mountain / Eureka trends, which were also not historically mined, and which did not develop into world-class mining camps until the 1970s.

The two prior drill programs at Conglomerate Mesa totaled 31 completed holes over a 5 square-mile area. Newmont completed 21 (of 22) holes and intersected significant mineralization in 15 of them. BHP intersected multiple intervals of significant mineralization in all 10 of their holes, with 4 or more such intervals in 7 of the holes. Given their largely-reconnaissance nature, Timberline management believes that the outstanding success of these early-stage drill programs suggests the potential for a massive, district-scale gold system at Conglomerate Mesa.

Results from all available prior drilling at Conglomerate Mesa are included in the following tables.

Resource Area – Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
Newmont	CGL-1	25	30	5	0.240
		95	105	10	0.072
	CGL-2	200	215	15	0.044
		265	275	10	0.030
		320	340	20	0.079
		370	380	10	0.047
	CGL-3	130	175	45	0.073
	CGL-4	85	105	20	0.077
	CGL-5	75	80	5	0.033
		105	115	10	0.126
	CGL-6	315	335	20	0.026
		350	355	5	0.027
		370	375	5	0.038
		395	420	25	0.020
	CGL-12	500	510	10	0.062
		535	540	5	0.025
		665	670	5	0.031
		690	735	45	0.037
	CGL-13	405	410	5	0.024
		435	440	5	0.028
		455	460	5	0.021
	CGL-17	490	495	5	0.021
		610	620	10	0.014
	CGL-19	85	110	25	0.024
		245	265	20	0.090
	CGL-20	145	155	10	0.016
		260	270	10	0.024
BHP	CM97-8	165	175	10	0.028
		190	195	5	0.043
		245	250	5	0.010
	CM97-9	230	235	5	0.024
		410	445	35	0.027
	CM97-10	520	530	10	0.064

		670	675	5	0.064
		755	760	5	0.074
		880	900	20	0.018

East Area – Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
Newmont	CGL-7	30	35	5	0.043
	CGL-8	170	185	15	0.053
	CGL-9	No significant results			
	CGL-10	No significant results			
	CGL-11	No significant results			

Middle CMFS Area – Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
Newmont	CGL-14	610	620	10	0.016
	CGL-21	No significant results			
	CGL-22	No significant results			
BHP	CM97-6	155	160	5	0.018
		560	565	5	0.024
		1050	1085	35	0.038
		1130	1140	10	0.084
	CM97-7	15	25	10	0.022
		980	985	5	0.062
		1010	1020	10	0.043

South Drainage Area – Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
Newmont	CGL-16	15	30	15	0.036
		135	170	35	0.046
	CGL-18	No significant results			

Dragonfly Area – Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
BHP	CM97-1	25	35	10	0.018
		280	290	10	0.019
		335	345	10	0.029
		465	475	10	0.012
	CM97-2	140	150	10	0.014
		210	215	5	0.016
		340	345	5	0.067
		440	450	10	0.026
	CM97-3	5	15	10	0.044
		30	40	10	0.028
		50	65	15	0.033
		75	85	10	0.016
		155	175	20	0.058
		370	380	10	0.011
		525	565	40	0.012
	CM97-4	20	35	15	0.029
		50	80	30	0.101
		140	180	40	0.110
		290	320	30	0.045
		380	390	10	0.009
		530	540	10	0.012
	CM97-5	0	15	15	0.038
		395	405	10	0.014
		480	520	40	0.043
		570	575	5	0.039
		655	660	5	0.041

The Agreement provides Timberline the right to purchase a 100-percent interest in the Project, subject to a 4-percent NSR production royalty of which 1-percent may be purchased for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its common stock to the property owners, along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 for 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitments will remain fixed at 100,000 and $100,000, respectively.

The Santa Rosa Zinc-Lead-Silver Prospect

In July 2007, Timberline acquired the Santa Rosa Zinc-Lead-Silver Prospect in Inyo County, California. The 70-claim property was included in Timberline's Lease / Option to Purchase Agreement for the Conglomerate Mesa Project because it lies within an agreed-to Area of Interest, but was staked entirely by Timberline and constitutes a completely separate project. Prior exploration at Santa Rosa indicates the potential for a major zinc deposit with significant base and precious metal credits. However, significant permitting hurdles may be encountered at Santa Rosa because of its location, bounded by and adjacent to a Wilderness Area.

The historic Santa Rosa mining district was discovered in 1910 and produced from high-grade silver-lead veins reportedly averaging 11.6 ounces per ton (oz/t) silver and 16.3-percent lead through 1938. Anaconda Copper Company purchased the property in 1947, producing an additional 40,000 tons of "direct shipping" ore until 1973.

In the early-1950s, a 7-hole, 3,000-foot exploration drill program by Anaconda identified a broad zone of strata-controlled sphalerite (zinc) replacement mineralization grading up to 19.8-percent across zones up to 24 feet wide. Using minimum criteria of 2-percent zinc over a 5-foot thickness, vertically-drilled Hole DH-3 intersected 9 separate horizons within its total 510-foot depth, totaling an aggregate of 128.8 feet of mineralization averaging 8.8-percent zinc. The following table lists the 9 intervals and their zinc assays.

Mineralized Intervals from Historic Anaconda Drill Hole DH-3

Interval	Length (ft)	Zinc (%)
A	25.0	4.6
B	11.0	9.2
C	5.0	9.8
D	20.0	2.4
E	20.0	9.2
F	24.0	19.8
G	8.8	9.5
H	5.0	3.4
I	10.0	5.6

Based on the size and grade potential of the property, along with an increase in the zinc price, Cyprus Mining conducted an 11-hole drill program at Santa Rosa in the early-1990s. All 8 of their completed holes intersected multiple intervals of ore-grade mineralization, with four vertical holes confirming the strata-controlled zinc mineralization identified by Anaconda. The following table includes the most significant intervals from those four holes. It should be noted that Hole SR-11 was drilled 1,600 feet east of Holes SR-1 through SR-3 and suggests a potentially substantial volume of strata-bound mineralization at Santa Rosa.

Most Significant Mineralized Intervals from Cyprus Drill Program

Drill Hole	From (ft)	To (ft)	Length (ft)	Zinc (%)	Lead (%)	Copper (%)	Silver (oz/t)
SR-1	440.0	545.0	105.0	9.87	2.10	0.30	2.61
SR-2	518.3	552.0	33.7	5.52	0.01	0.01	0.49
SR-3	450.7	521.7	71.0	1.98	-	0.02	0.18
SR-11	1164.0	1225.5	61.5	3.01	3.12	0.08	2.02

The Cyprus program confirmed the ore grades reported by Anaconda while encountering thicker and more frequent ore-grade intervals and vastly expanding the target area of the property. An IP geophysical survey, also conducted by Cyprus, indicates that only a small portion of potential zinc mineralization has been drill-tested.

Next steps at Santa Rosa will include exploration permitting, an additional geophysical survey, geologic mapping, surface drilling, and extensive baseline environmental studies. As announced previously, Timberline has retained Klepfer Mining Services to perform the environmental and permitting services necessary to advance the project.

The Conglomerate Mesa Agreement provides Timberline the right to purchase a 100-percent interest in the Project, subject to a 4-percent NSR production royalty of which 1-percent may be purchased for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its common stock to the property owners, along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 for 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitments will remain fixed at 100,000 and $100,000, respectively.

Nevada Gold Properties

The East Camp Douglas Prospect

In August 2006, Timberline exercised its option to lease the East Camp Douglas Project, along the prolific Walker Lane Mineral Belt in south-central Nevada. The property is comprised of 115 unpatented mining claims (totaling 2,300 acres) and represents a "district-scale" project with multiple targets of low-sulphidation quartz-adularia and high-sulphidation quartz-alunite gold-silver mineralization. The project is the result of long-term efforts to consolidate the district, an area that has seen considerable exploration along with historic small-scale mining.

Past operators at East Camp Douglas, including FMC, Noranda, Teck, and Hecla, drilled 126 holes (totaling over 45,000 feet) and took 2,403 soil samples on and around the property, all of which are now included in a comprehensive digital database. Drilling highlights include intercepts of 60 feet of 0.47 ounces per ton (oz/t) gold and 10 feet of 0.19 oz/t gold, with select rock chip samples grading up to 4.9 oz/t gold. The project area was recently expanded based on the discovery of a broad zone of intense sulfate alteration, within which silica-rich breccia samples grading up to 0.23 oz/t gold were collected.

Data compilation and computer modeling have led to the selection of several priority drill targets at East Camp Douglas. Management believes that the project is sufficiently advanced to enter discussions with potential joint-venture partners to conduct planned drilling and lead the next exploration phase.

The property is structurally well-located at the intersection of the northwest trending Walker Lane Structural Belt (Rawhide, Paradise Peak, Tonopah, and Goldfield mines) and the regional west-northwest trending Cerro Duro Lineament (Bodie, Aurora, and Borealis mines). The Miocene age gold-silver mineralization at East Camp Douglas is related to an extensive intermediate to felsic eruptive volcanic center including early andesitic and later dacitic flows and dikes.

The Lease Agreement calls for annual advance royalty payments of $15,000 escalating to a cap of $75,000 and annual work expenditure obligations of $50,000, escalating to a cap of $100,000. Upon completion of a positive feasibility study or a production decision, Timberline may purchase the Property for $10,000 subject to a 3-percent Net Smelter Returns (NSR) royalty, of which 1-percent may be purchased for $2-million.

The Long Canyon Prospect

In July 2006, Timberline signed a Letter of Intent to enter a Lease / Option to Purchase Agreement on the Long Canyon Project, along the Walker Lane Mineral Belt in south-central Nevada. Long Canyon is located 9 miles east-southeast of the East Camp Douglas Project.

The Long Canyon project covers 22 mining claims and represents the upper levels of a low-sulfidation, quartz-adularia gold system within the same positive structural setting as East Camp Douglas. The project area contains a series of narrow quartz veins grading up to 3.9 grams per tonne (g/t) gold and 529 g/t silver, cutting a broad, undefined, zone of gold bearing siliceous breccias associated with a poorly defined intrusive mafic sill. Additionally, a regional rhyolite dike swarm appears to control some of the gold mineralization. The property demonstrates the potential for porphyry-style mineralization similar to other systems found along Walker Lane.

A recent magnetic survey has revealed significant magnetic highs on the property, indicating a possible structural control for mineralization. The survey, combined with geologic mapping and sampling results, has led to the selection of drill targets which will be tested later this year.

The Agreement requires Timberline to make annual advance royalty payments of $20,000 increasing $5,000 annually to a cap of $50,000. Upon a production decision, Timberline may purchase the Property for $500,000 subject to a 2-percent Net Smelter Returns (NSR) royalty, of which 1-percent may be purchased for $1,000,000.

Cedar Mountain Property Summary - Nevada

In May 2006, Timberline entered into a Memorandum of Understanding (MOU) with Christopher James Gold Corporation (TSX-V–CJG) to explore the Olympic-Sun and Cedar Mountain projects along the Walker Lane Mineral Belt of south-central Nevada. The primary geological model for both projects is a volcanic-hosted, epithermal gold deposit similar to the nearby Paradise Peak and Rawhide mines, each of which produced more than one million ounces of gold. The Cedar Mountain project was initially comprised of the PAC, HD, and ACE properties. Timberline has subsequently dropped the ACE property.

The PAC Property

The PAC property consists of 14 unpatented mining claims, two miles north of the historic Pactolus workings and ten miles west of the Paradise Peak Mine. It lies along a NW-SE trending belt of intrusive rhyolite domes that are coincident with the Paradise Peak and Rawhide mines, as well as the HD claims. Timberline personnel have mapped and sampled the property, identifying two attractive targets: favorable rhyolitic stratigraphy in contact with a quartz vein system, and a low angle mineralized structure.

The HD Property

The HD property consists of 23 unpatented mining claims located 18 miles southeast of Gabbs. It lies along a NW-SE trending belt of intrusive rhyolite domes that are coincident with the Paradise Peak and Rawhide mines, as well as the PAC claims. The property was explored by Kennecott Exploration and Homestake Mining during the 1980s. The alteration features and geochemical signature at HD indicate a high-level mineralized system anomalous in mercury and arsenic with trace amounts of gold. Targets at HD include a silica system at depth and favorable volcanic stratigraphy adjacent to a major structure.

The Agreement

The MOU provided CJG the right to earn a 60-percent interest in each project by incurring US$1.5 million in exploration expenditures at the Olympic-Sun project and US$1.0 million at the Cedar Mountain project over a four-year period. CJG could earn an additional 15-percent interest in each project upon its completion of a bankable feasibility study. The agreement also called for CJG to issue 100,000 shares of its common stock to Timberline for participation in each project before the first anniversary of a finalized agreement. Timberline has since dropped the Olympic-Sun project, effectively terminating its inclusion in the MOU.

The Downeyville Prospect

The Downeyville Project consists of 32 unpatented mining claims along the Walker Lane Mineral Belt in Nye County, Nevada, approximately ten miles north of the Paradise Peak Mine. The property is characterized by strongly-oxidized, shear-controlled and replacement-type mineralization. A magnetic high southwest of the claim group under alluvial cover was discovered by an airborne geophysical survey by prior operators and may represent a buried intrusive related to the distal base and precious metal mineralization seen on the property.

In 2007, Timberline completed a ground magnetic survey covering the entire project area, outlining strong, structurally-controlled anomalies that indicate a mineralizing intrusive beneath shallow gravel cover just south of known surface gold-silver mineralization. The survey, combined with geologic mapping and sampling results, has led to the selection of priority targets for drill-testing. Permitting is underway for an initial 5,000-foot drill program to test portions of the anomalies for structurally-controlled, ore-grade, gold-silver skarn mineralization.

In 2005, 23 rock chip samples were collected by Timberline geologists from mapped structures and existing dumps on the property, nine of which returned assay values ranging from strongly anomalous to ore-grade for zinc, silver, and gold. Highlights are included in the table below.

Sample Number	Silver (oz/t)	Gold (oz/t)	Zinc (%)
DX-02	11.8	0.240	11.3
DX-09	12.9	0.045	28.0
DX-14	8.6	0.040	6.1
DX-20	6.6	0.041	5.9
DX-21	3.8	0.034	10.2
DX-23	5.6	0.061	26.0

The high zinc grades and consistently elevated gold and silver values accompanied by pyrrhotite, magnetite, and tremolite-actinolite indicate a proximal gold skarn system, similar to the McCoy-Cove Mine. Some minor past production has occurred on the property, as evidenced by the existing dumps.

The Downeyville claims are held under a lease agreement that calls for Timberline to make annual payments of $10,000 and perform $50,000 of exploration work annually. The claims are subject to a 3-percent net smelter return (NSR) royalty that can be reduced by 1-percent for work expenditures of $150,000 prior to October 2008 and by an additional 1-percent for cash payment of $150,000.

Idaho Copper-Silver Property

The Snowstorm Prospect

The Snowstorm Project is located in north Idaho's "Silver Valley" and features the Snowstorm Mine, a historic operation that produced 800,000 tons of ore averaging 4-percent copper and 6 ounces per ton (oz/t) silver. Snowstorm mineralization occurred as disseminated copper and silver found in the same Revett Formation quartzites that host the Troy, Rock Creek, and Montanore deposits on the Montana Copper Sulfide Belt, but was of a much higher grade. The Snowstorm property lies in the southwest corner of the Montana Copper Sulfide Belt where it overlaps the northeast corner of the Coeur d'Alene Mining District. Timberline controls 100-percent of the Snowstorm Project.

Exploration work has been conducted in the project area for decades. U.S. Borax conducted a program focusing on the nearby Military Gulch area during the 1980s. Later, Silver Mountain Lead Mines, The Bunker Hill Company, and Hecla held the project area and also conducted significant exploration. Timberline has obtained access to most of this data, which represents hundreds of thousands of dollars worth of work. This data was reviewed and assembled to aid in the development of the 2005 exploration program.

In late-2005, Timberline completed a Phase I exploration program at Snowstorm, designed as an initial evaluation of the potential for copper-silver mineralization in Upper Revett quartzite within the large project area. The program consisted of 10 core holes totaling 4,104 feet, drilled at nine widely-spaced sites along the projected mineralized horizon at depths ranging from 149 to 712 feet.

Mineralization was found to occur within the lower unit of the Upper Revett quartzite, with all ten drill holes encountering the quartzite in thicknesses varying from 37 to 57 feet. Six holes encountered narrow irregular bands of mineralization grading up to 0.8-percent copper and 1.4 oz/t silver over a two-foot interval within the stratigraphic unit, with two additional holes returning anomalous values. Although the continuity of the stratigraphy and the mineralized horizon was demonstrated, bulk grades across the horizon were sub-economic, with copper values typically less than 0.3-percent and silver values typically less than 0.25 oz/t. Much of the mineralization in the shallower intercepts was oxidized with leaching contributing to the lower grades. In the sulfide zones, chalcopyrite was the predominate sulfide rather than bornite or chalcocite. Results of the drilling were reported in the Company's 8-K report dated January 3, 2006.

Timberline submitted a technical report on the Phase I exploration program at Snowstorm, along with a Phase II exploration proposal, to Hecla as required by an earn-in agreement. Hecla has subsequently elected not to participate in future expenditures at Snowstorm and thus retains a 4-percent NSR royalty on any future production from the project. Timberline now controls 100-percent of the Snowstorm prospect.

Timberline plans to reactivate the project as the Silver Valley experiences investment activity not seen in several decades, led by Hecla Mining Company at its neighboring Lucky Friday Mine. Hecla recently reported that it has completed a positive scoping study which outlines how it could increase annual production there by as much as 70-percent, extend the mine life, lower its cost per ounce, and increase the mineable resource. The study also estimates $150 to $200 million of capital for a new mill, a surface shaft to the existing levels, and an underground shaft to more than 1,000 feet below the deepest identified resources. Based on the study's positive economics, Hecla expects to begin a prefeasibility study shortly, to be completed by year-end. Hecla went on to add that it is conducting the first generative exploration program on its Silver Valley properties in 50 years. Hecla maintains a 4-percent net smelter returns (NSR) royalty on the Snowstorm Project.

Hecla is joined by relative newcomers U.S. Silver Corporation, Sterling Mining Company, and SNS Silver Corp. which control the Galena, Sunshine, and Crescent mines, respectively. All three companies have raised significant capital to support expansion and/or continued exploration and development of their projects.

The work plans at Snowstorm include the rehabilitation of underground access to the Snowstorm #3 haulage level, enabling the drill testing of known copper-silver mineralization that surrounds the historic high-grade stopes, both peripherally and down-plunge. Past drilling peripheral to the Snowstorm workings, primarily by Hecla, has demonstrated a "halo" grading approximately 1-percent (20 pounds per ton) copper and 1 oz/t silver and containing an estimated 5 to 10 million tons of mineralized material. The future drill program will seek to confirm and expand this historical resource. The anticipated cost of this next exploration phase is approximately $250,000 to $400,000.

The mineralized horizon at the Snowstorm Mine was discovered in outcrop and subsequently developed with four adits, each driven at lower elevations to access its nearly vertical structure. The horizon appears to have been offset by a structure near the lowest adit and little systematic exploration has been conducted for this lower portion of the ore body. No stratabound copper-silver deposit has since been discovered that approached the grades of the Snowstorm.

In May 2005, the Company signed a Mineral Lease Agreement with Snowshoe for additional ground adjacent to the Snowstorm project area. The property subject to the Snowshoe Agreement includes the patented claims of Mineral Survey 2224, encompassing an area of approximately 76 acres, just west of the Snowstorm claims. The Agreement calls for an initial payment of $8,000, with annual payments increasing to $15,000 by May 2009, and remaining at that level thereafter. The Company will pay a 3-percent NSR royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work upon it annually. The work may be performed on or for the benefit of the Snowshoe claims. Hecla previously elected to include the Snowshoe claims within the area of interest, and will consequently receive a 1-percent NSR royalty on any production from the Snowshoe property.

Idaho Gold Property

The Spencer Prospect

The Spencer prospect covers 640 acres on the western end of the Kilgore-Spencer Trend, a northeast-trending belt of rhyolite volcanics known to host epithermal gold-silver mineralization, just south of a privately-held opal mine near the town of Spencer. The Company believes that the property has the potential to host both open-pit and underground gold deposits.

The project area is six miles southwest of the Kilgore deposit, an epithermal ore body with a NI 43-101 compliant indicated and inferred resource of 487,000 ounces of gold from 16.7 million tons grading 0.03 oz/t. The deposit was defined by nearly 200 core and reverse-circulation drill holes totaling over 125,000 feet, primarily by Echo Bay and Placer Dome in the 1990s. Although the existing resource has presented a possible open pit deposit, drilling has shown underground potential at Kilgore as well, with high-grade gold intercepts including 9.0 oz/t over 10 feet and 0.56 oz/t over 25 feet.

The Kilgore property is now held by Canadian-listed Kilgore Minerals Ltd. In 2004, Kilgore Minerals announced the discovery of a new gold zone nearly a mile southwest and along trend from the existing resource, where they encountered a 10-foot intercept grading 0.465 oz/t gold within a 170-foot section grading 0.04 oz/t gold.

The geochemistry at Spencer is similar to that shown at Kilgore and is consistent with the upper levels of an epithermal system. Rock sampling at Spencer has returned values of up to 0.20 ppm gold, 3.6 ppm silver, 8.7 ppm mercury, and 88 ppm arsenic. Although there was considerable interest in the region during the 1980s and 1990s following the Kilgore discovery, the Spencer property has never been drill tested.

The Company has performed a phase-one exploration program consisting of reconnaissance-scale geological mapping along with rock chip and soil geochemical sampling. Future work may include more detailed mapping and sampling, and possibly a geophysical survey, to help define drill targets. A geologic correlation model between Spencer and Kilgore is also proposed, based upon their similar stratigraphy and alteration.

The Spencer Prospect is held by State of Idaho Department of Lands Mineral Lease No. 9347. The Mineral Lease was issued to a prior Director of Timberline, who assigned it to the Company for consideration of common stock and approximately $3,000 in expenses.

The prospect is located in Section 16, Township 12 North, Range 37 East, in Clark County, Idaho. The lease covers an area of approximately 640 acres and calls for annual payments to the State of Idaho of $640. Royalties on production of previous metals are 5-percent of the gross receipts from the sale of minerals produced, less reasonable transportation, smelting and treatment costs.

Montana Copper-Silver Properties

The Minton Pass, East Bull, Standard Creek and Lucky Luke Prospects

In 2004, Timberline acquired four properties on the Montana Copper Sulfide Belt in Lincoln and Sanders counties, all of which were then leased to Sterling Mining Company ("Sterling"). All four properties are interpreted as sediment-hosted copper-silver occurrences located in the Revett Formation of the Montana Copper-Silver Belt and are considered early-stage exploration prospects. The properties were held by U.S. Borax and its successor company, Kennecott Exploration, during the 1980s and early-1990s. Timberline has acquired the mapping and sampling data from the U.S. Borax program. There has been no documented activity in these areas since 1992.

In the 1970s and 1980s, major exploration companies identified several copper-silver occurrences within the Montana Copper Sulfide Belt, and successfully outlined three world-class ore bodies, including Troy, Rock Creek and Montanore. These quartzite-hosted deposits are characterized by their lateral extensive size and continuity of mineralization. The Troy Mine produced 390 million pounds of copper and 44 million ounces of silver from 1981 to 1993, and the undeveloped Rock Creek deposit is reported to contain 137 million tons of ore averaging 0.72-percent copper and 1.67 oz/t silver. Many of the copper-silver occurrences, including those held by the Company, were evaluated in only a cursory manner during previous exploration.

Metasedimentary rocks of the Precambrian Belt Supergroup underlie the area. Outcropping rocks consist of a sequence of argillites, siltstones, and quartzites representing the basal portion of the Wallace, St. Regis, and Revett formations, along with the upper portion of the Burke Formation. Locally, these rocks strike northwest with a shallow westerly dip. Major faulting associated with the mineralization is generally north-northwest. Disseminated bornite with secondary chrysocolla and malachite is reported to occur within a specific quartzite horizon of the Revett Formation.

All claims were staked by Timberline and are not subject to any underlying production royalty. All of these claims have been filed with the BLM and their serial numbers can be found in Exhibits that are included in the Company's Form 10SB and 10SB/A and are incorporated by reference herein.

The State of Montana has banned the use of cyanide in mining activities within the state. Cyanide is used in the mining of gold. Since Timberline's Montana prospects are for silver and copper only, this ban does not affect our plans in Montana.

Minton Pass

Minton Pass is a copper-silver occurrence first recognized during the early exploration phase of the Montana Copper-Sulfide Belt, and is comprised of 20 unpatented mining claims near Trout Creek. The property has been explored intermittently since its discovery in 1966 with exploration focused on two mineralized horizons. Mapping, sampling and trenching were conducted to better define the extent of the mineralization at Minton Pass and there is evidence of several drill holes on the claims. Rock chip sampling over a 17-foot stratigraphic thickness averaged 0.70-percent copper and 1.78 oz/t silver. The thickness and grade of Minton Pass mineralization is consistent with the geologic model, exhibiting similarities to the Troy and Rock Creek deposits.

Lucky Luke

The Lucky Luke prospect consists of 20 unpatented mining claims located on U.S. Forest Service property northwest of Thompson Falls. The property has seen limited historic production via an adit that was driven on a mineralized quartz vein and eventually extended for 1,000 feet. Exploration work at Lucky Luke has included several shallow trenches that crosscut at least two quartz veins with strike lengths in excess of 3,000 feet. Chip samples from the vein contained 6 oz/t silver along with significant copper mineralization.

East Bull

The East Bull prospect consists of 19 unpatented mining claims located on U.S. Forest Service property about one mile east of the Troy Mine. The primary feature at East Bull is its potential for stratiform silver-copper mineralization in the Upper or Lower Revett Formation on either side of the Bull Lake Fault, a large and untested structure near the Troy Mine.

Standard Creek

The Standard Creek prospect consists of 29 unpatented mining claims located on U.S. Forest Service property about six miles east of the Montanore deposit. The property was staked on the basis of high-grade vein mineralization that has returned assay values of up to 0.10 oz/t gold, 9.95 oz/t silver, 0.69-percent copper, 3.6-percent lead, and 1.2-percent zinc. In 1987, U.S. Borax mapped and sampled the property, and then drilled a single 1,450-foot core hole to the south of the existing claim block that encountered only trace amounts of pyrite, chalcopyrite and bornite. A drill test to the north, closer to the vein mineralization, is still warranted.

Agreement with Sterling Mining Company

In November 2004, the Company signed a Mineral Lease Agreement with Sterling for a twenty-year lease on the four claim groups described above. While Sterling retains the lease on these properties, any work program will be performed and paid for by Sterling. Consideration for the Agreement included a cash payment of $19,600 for expenses incurred in staking the claims, and forgiveness of loans totaling $65,000 in principal and accrued interest of $2,669. The Agreement calls for Sterling to make annual lease payments of $5,000 per claim group retained in the Agreement, beginning on June 1, 2007, and to pay a 1-percent NSR royalty on any production from the claims that are subject to the Agreement.

Overview of Regulatory, Economic and Environmental Issues

Hard rock mining and drilling in the United States is a closely regulated industrial activity. Mining and drilling operations are subject to review and approval by a wide variety of agencies at the federal, state and local level. Each level of government requires applications for permits to conduct operations. The approval process always involves consideration of many issues including but not limited to air pollution, water use and discharge, noise issues, and wildlife impacts. Mining operations always involve preparation of an environmental impact statement that examines the probable effect of the proposed site development. Federal agencies that may be involved include: The U.S. Forest Service (USFS), Bureau of Land Management (BLM), Environmental Protection Agency (EPA), National Institute for Occupational Safety and Health (NIOSH), the Mine Safety and Health Administration (MSHA) and the Fish and Wildlife Service (FWS). Individual states also have various environmental regulatory bodies, such as Departments of Ecology and so on. Local authorities, usually counties, also have control over mining activity. An example of such regulation is the State of Montana's recent ban on the use of cyanide in mining activities within the state. Cyanide is used in the mining of gold. However, since our prospects in Montana are for silver and copper rather than gold, this ban does not affect our plans in Montana. We are not aware of any other states that plan to enact similar legislation.

Gold, silver and copper are mined in a wide variety of ways, both in open pit and underground mines. Open pit mines require the gold deposit to be relatively close to the surface. These deposits tend to be low grade (such as 0.01-0.03 ounces per ton gold) and are mined using large, costly earth moving equipment, usually at very high tonnages per day.

Open pit operations for gold usually involve heap leaching as a metallurgical method to remove the gold. Heap leaching involves stacking the ore on pads which are lined with an impenetratable surface, then sprinkling the gold with a weak cyanide solution to extract the gold. The particle impregnated solution is collected and the gold recovered through further processing.

Underground metal mines generally involve higher grade ore bodies. Less tonnage is mined underground, and generally the higher grade ore is processed in a mill or other refining facility. This process results in the accumulation of waste by-products from the washing of the ground ore. Mills require associated tailings ponds to capture waste by-products and treat water used in the milling process.

Capital costs for mine, mill and tailings pond construction can easily run into the hundreds of millions of dollars. These costs are factored into the profitability of a mining operation. Metal mining is sensitive to both cost considerations and to the value of the metal produced. Metals prices are set on a world-wide market and are not controlled by the operators of the mine. Changes in currency values or exchange rates can also impact metals prices. Thus changes in metals prices or operating costs can have a huge impact on the economic viability of a mining operation.

Environmental protection and remediation is an increasingly important part of mineral economics. In some cases, particularly in Montana, with its concern for its grizzly bear population, mining companies have been required to acquire and donate additional land to serve as a substitute habitat for this endangered species.

Estimated future costs of reclamation or restoration of mined land are based principally on legal and regulatory requirements. Reclamation of affected areas after mining operations may cost millions of dollars. Often governmental permitting agencies are requiring multi-million dollar bonds from mining companies prior to granting permits, to insure that reclamation takes place. All environmental mitigation tends to decrease profitability of the mining operation, but these expenses are recognized as a cost of doing business by modern mining and exploration companies.

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. We conduct our operations so as to protect the public health and environment and believe our operations are in compliance with applicable laws and regulations in all material respects. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Every mining activity has an environmental impact. In order for a proposed mining project to be granted the required governmental permits, mining companies are required to present proposed plans for mitigating this impact. In the United States, where our properties are located, no mine can operate without obtaining a number of permits. These permits address the social, economic, and environmental impacts of the operation and include numerous opportunities for public involvement and comment.

We intend to focus on exploration and discovery of mineral resources, not their production. If we are successful, the ore bodies discovered will be attractive to production companies. The mining industry is, like agriculture, a fundamental component of modern industrial society, and minerals of all sorts are needed to maintain our way of life. If we are successful in finding an attractive ore body, be it gold, silver or copper, sufficient value will be created to reward the company's shareholders and allow for all production and reclamation expenses to be paid by the actual producer to whom we convey, assign or joint venture the project.

The Gold Market

Since bottoming near $250 per ounce in 2001, the gold price has risen steadily for the last few years, reaching a 16-year high above $450 per ounce in late-2004. Through 2005, gold has traded in a fairly narrow price range between roughly $410 and $520 per ounce. In 2006, it traded between approximately $520 and $680. The price of gold (London Fix) has ranged from $608 to $788.50 per ounce during the period from January 1 through November 19, 2007, closing at $778.85 on November 19, 2007. The rise of the gold price in recent years is widely considered to reflect a relative decline of the U.S. dollar to other foreign currencies along with general strength in commodity prices.

According to GFMS (Gold Fields Mineral Services), world gold supply in 2004 came primarily from mine output at 2,464 metric tons (down 5% from 2003), scrap at 828 metric tons (down 12%) and official sector (governments and central banks) sales at 478 metric tons (down 22%). World gold demand in 2004 was driven by fabrication demand (jewelry and industrial) at nearly 3,021 metric tons (up 5% from 2003), with investment demand (including Exchange Traded Funds, or ETFs, index funds or trusts that specialize in trading of the securities of gold producing companies on exchanges) far behind at 475 metric tons (up 43%). Producer de-hedging added 442 metric tons of effective demand for gold (up 58%). As gold prices began to rise, beginning in 2001, producers "de-hedged (purchased gold) to cover their put options and short positions. This had the reverse effect of hedging, decreasing the available gold supply to strengthen gold prices.

The outlook for 2007 mine production is for it to continue to rebound from 2004, though not to 2003 levels. Although the average gold price was up $46 in 2004 over 2003, producer costs rose by an average of $29, reflecting sharply increased energy costs and other side effects of a weaker U.S. dollar. Central bank dishoarding continued its decline in 2004, although it did rise sharply late in that year and into early 2005. Historically, the world's central banks are known to be large holders (hoarders) of gold bullion. As gold became increasingly out of favor as an investment in the mid-to-late 1990's, many central banks around the world began selling some of their gold reserves (dishoarding), ostensibly to seek better returns elsewhere. These sales had the effect of adding supply to the gold market and reducing its price. Reductions in central bank sales (i.e. reduced dishoarding) had the reverse effect.

Jewelry and investment demand for physical gold continues to strengthen in rapidly developing areas of Asia, while it continues to soften in much of the western world. However, the introduction of ETFs has greatly increased institutional investment interest in gold. Producer de-hedging continues to contribute significantly to the demand side, a trend that is expected to continue.

We believe that gold production will begin to fall, perhaps dramatically, in coming years due to a lack of investment in gold exploration beginning in the late-1990s. If there are not enough new projects in the development pipeline to replace currently producing mines that will inevitably exhaust themselves in coming years, it will likely put upward pressure on the gold price.

Simultaneously, it is our opinion that massive deficits in both the federal budget and foreign trade will continue to pressure the U.S. dollar for the foreseeable future. A weaker U.S. dollar is likely to result in higher dollar-denominated prices of gold and other commodities, as has been the case for the last several years. Furthermore, with oil prices reaching at all-time highs exceeding $90 per barrel, the gold-oil ratio is also trading at all-time lows, suggesting that gold may be currently undervalued on a relative basis.

The Silver Market

After failing to participate in an unfolding precious metal bull market for over two years, silver finally broke out of its long-term trading range in late-2003, with its price soaring to over $8 per ounce before settling into its current trading range near $7 per ounce. Prior to its breakout, silver had been basing consistently below $6 per ounce since the late-1980s and had spent most of the years 2000 through 2003 comfortably below $5 per ounce, even as other metals, including historically well-correlated gold, had strong and sustained rallies during that period. In 2005, the price of silver per ounce ranged approximately from $6.50 to $9.25. In 2006, the price ranged from $9.00 to $15.00 per ounce. The price of silver (London Fix) has ranged from $11.67 to $14.58 per ounce from January 1 through November 19, 2007, closing at $14.52 on November 19, 2007.

According to The Silver Institute (a world wide association of silver miners, refiners, fabricators and manufacturers), world silver supply in 2004 came primarily from mine output at 19,731 metric tons (up 4% from 2003), scrap at 5,633 metric tons (down 1%) and government sales at 1,920 metric tons (down 30%). World silver fabrication demand (including coins) in 2004 was 26,023 metric tons (down 2% from 2003), its lowest level since

1998. However, the fact that demand did not tail off more significantly in response to the sharp silver price increase is considered a sign of underlying strength by many market observers. In 2004, total fabrication demand outstripped silver supply from mines and scrap sources for the 14th consecutive year.

The increase in 2004 silver production was led by primary silver mines, not gold or base metal (i.e. any non-precious metal such as copper, lead, zinc or nickel) mines where silver is produced as a by-product. Global production remained fairly stable through 2005 before accelerating in 2006. Scrap supply has diminished in recent years largely due to a decrease in photographic demand and a drop in subsequent recycling. Supply from government offloading has decreased as well, led by a reduction in sales by the Chinese.

Silver use in photography declined for a fifth consecutive year, while jewelry and silverware demand fell to 9-year lows. On the other hand, industrial demand was up strongly as new uses for silver continue to be developed, particularly in the biocide and electronics industries. Silver use in coinage was up 15%. The expected listing of an ETF for silver in 2005 is expected to spur an increase in institutional investment interest, as has happened recently with gold.

Despite chronic silver supply deficits dating back to the early-1990s, the key driver in the recent price surge has not originated with physical silver, but in the futures markets. Trading by hedge funds and commodity traders has dominated the silver market in recent years with interest and volume increasing considerably. Some market analysts believe that the trend toward increased investment interest in silver is likely to continue, so long as general interest in commodities remains strong and the U.S. dollar remains under pressure.

The Copper Market

After bottoming out just above $0.60 per pound in early-1999 and successfully retesting that level again in late-2001, the copper price began a strong uptrend that has taken it above the $1.60 level in recent trading. Following a consolidation just below $0.80 per pound in 2002 and most of 2003, the copper price soared in late 2003 to reach $1.40 per pound in early-2004. It has since formed an upward channel between roughly $1.20 and $1.60 per pound, trading at levels not seen since the late-1980s. During 2006, the approximate price per pound of copper ranged from $2.25 to $3.90. The price of copper closed at $2.93 per pound on November 19, 2007.

Copper, along with other base metals, has seen its price benefit greatly by tremendous demand increases in China and other Asian countries against a backdrop of the strongest global economic growth in decades. Recent strong demand has led to shortages in base metal inventories, reflecting a lack of investment in mining during extended periods of low metal prices since the late-1990s. Besides supply and demand issues, hedge funds and other speculators are widely viewed as having influenced base metals prices higher in recent years.

Management believes that the markets for copper and other base metals will cool off in coming years as expectations include softening global demand and increased mine production. A reversal in copper price trends is likely to be mirrored by hedge fund activity as well.

MANAGEMENT'S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors and Uncertainties" and elsewhere in this prospectus.

Overview

We commenced our exploration stage in January 2004 with the change in the management of the Company. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with our acquisition of Kettle in March 2006, we have advanced a new, aggressive business plan. Prior to our purchase of Kettle, the Company had not had any revenues and only losses since well before that time. Accordingly, a comparison of our financial information for prior accounting periods would not likely be meaningful or helpful in making an investment decision regarding our Company.

Kettle specializes in hardrock, underground drilling – a niche business that we believe is perfectly positioned as the industry matures and exploration projects are advanced into producing mines. Kettle has generated over $6-million in revenues in the 7 months from March through September of this year – with over $1.2-million of that from its recently formed Mexican subsidiary, World Wide Exploration, S.A. de C.V. Kettle had gross revenue of roughly $5.4-million for the entire 12 months of 2005.

Since completing the acquisition, Kettle has invested in several state-of-the-art, computerized drills (with additional drills on back order), has invested over $750,000 in World Wide, and has sharply increased its staffing in anticipation of increased demand for drilling services and a shortage of experienced people. Kettle owns eight main service modernized core drills in the U.S. with an additional three main service modernized core drills in Mexico. In addition, Kettle owns several smaller and less modern drills that it uses on an as needed, special application basis. A substantial portion of the Company's core drill purchases are financed through capital leases. Payment for the fiscal year ending September 30, 2006 under these capital leases was $251,980. The following fiscal year payments are due under these leases: $588,060 (2007), $433,875 (2008), $255,332 (2009) and $118,875 (2010).

Kettle also owns a fleet of vehicles, trucks and fork lifts for its drilling operations. Other equipment and vehicles were financed with notes collateralized by the equipment or vehicles. Monthly payments under the notes at September 30, 2006 were $15,882. The following fiscal year payments are due under these financing arrangements: $165,849 (2007), $135,069 (2008), $102,243 (2009) and $37,203 (2010).

Timberline and its subsidiaries lease office space and storage facilities. All of these facilities, which we believe are adequate for our needs for the foreseeable future, are leased. Under the current leases, we paid rental payments of $46,377 in the fiscal year ending September 30, 2006. The current leases call for total payments of $27,100 in fiscal year 2007.

This year, we also invested in building a top-notch exploration team and property portfolio. In March, we hired Paul Dircksen as our VP of Exploration. (See "Item 9 – Directors and Executive Officers of the Registrant", below.) Paul is an experienced and well-connected geologist who has been part of nine different gold discoveries, six of which became producing mines. He has immediately brought upper tier exploration capabilities to Timberline as evidenced by our joint-venture with Christopher James Gold and by district-scale property deals at East Camp Douglas and Conglomerate Mesa.

We also paid back $400,000 of the Notes relating to the Kettle purchase this year.

Our business plan for the next twelve months is to continue to grow both our domestic and Mexican drilling operations as well as to continue to evaluate and advance our exploration prospects – either on our own or through joint venture. We anticipate that our exploration costs will be at least $660,000 over the next 12 months. However, since the exploration business is essentially a research and development activity, our exploration costs are largely dependent upon near-term results, and thus future plans are always subject to review and revision.

The revenues earned in the year ending September 30, 2006, were primarily derived from contracts entered into in 2005, and were governed by the Kettle 2005 price schedule. Renewal of those contracts, if that occurs, should be subject to price increases in the range of 30 to 70 percent (subject to market dynamics). Included in the acquisition are all of Kettle's assets and liabilities, such as existing contracts and accounts receivable and payable. As planned, cash flow from drilling operations has been reinvested into the drilling business and deployed toward high-potential mineral exploration ventures, including due diligence efforts and down payments for high-potential gold exploration properties. Kettle is also investigating expanding its operations and consulting services into additional foreign markets beyond Mexico.

Subsequent to year-end, we completed a private placement for a total of $2.73-million in December 2006. Also subsequent to year-end, Kettle acquired an operating line of credit from a local bank for $600,000, and a commitment for a $1.5-million equipment purchase line of credit. We believe that we have sufficient funds and revenues to proceed with our business plan over the next 12 months. However, if we are incorrect with our anticipated revenues and expenses over the next 12 months, we may not be able to proceed with all aspects of our business plan, including our planned exploration activities, without additional financing.

Along with the new hires and expansion at Kettle, we also recently hired new auditors (see "Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure", below) and added Mike Wilson as our CFO. We have also recently retained an Investor Relations firm.

Anticipated Exploration Expenditures Over the Next 12 Months		Amount
Exploration Activity at Butte Highlands Project	$	500,000
Exploration Activity and Property Payments at Conglomerate Mesa Properties		600,000
Exploration Activity at Santa Rosa Project		300,000
Exploration Activity at Downeyville Project		300,000
Exploration Activity at Other properties		200,000
Exploration Management and Project Generation activities		400,000
Total	**$**	**2,300,000**

Results of Operations for Years Ending September 30, 2005 and 2006

We did not earn any revenues during the years ending September 31, 2005, and only began to earn revenues after the acquisition of Kettle. With respect to our mineral exploration activities, we do not anticipate earning revenues until such time, if at all, that we have successful exploration results. We are presently in the exploration stage of the mining business. We can provide no assurance that we will discover economic mineralization levels of minerals, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $550,062 for the fiscal year ended September 30, 2005, and $2,960,331 for the year ended September 30, 2006.

Our net loss increased from $530,973 during the year ended September 30, 2005 to $1,966,177 during the year ended September 30, 2006 primarily due to incurring of the costs related to the acquisition and operation of Kettle, the formation and establishment (which includes purchasing of equipment and the hiring of personnel, etc.) of World Wide, and mineral exploration expenses resulting from our increased exploration activities. Specifically, our general and administrative expenses increased from $160,741 to $2,429,317 and our mineral exploration expenses increased from $389,321 to $531,014.

Results of Operations for Nine and Three Months Ended June 30, 2007 and 2006

We have begun to have revenues due to and since our March 6, 2006 acquisition of Kettle and its wholly owned subsidiary, World Wide. Prior to that we did not have revenues and only had losses. We are presently in the exploration stage of our mining exploration business. In that regard, we can provide no assurance that we will discover economic mineralization levels of minerals, or if such minerals are discovered, that we will enter into commercial production.

For the three months ended June 30, 2007, we recorded revenues of $4,798,748 versus revenues of $2,541,755 in the same period of 2006. For the nine months ended June 30, 2007, we recorded revenues of $11,840,469 versus revenues of $3,195,333 in the same period of 2006. The increase in revenues in each case is attributed to the drilling operations of Kettle having a full three months and nine months of revenues, respectively, compared to only one month and four months, respectively, of revenues in both 2006 periods as a result of our acquisition Kettle as our wholly owned subsidiary in March 2006.

Gross profit, defined as revenues less cost of revenues, was $802,076 for the three months ended June 30, 2007, compared to $1,013,299 for the three months ended June 30, 2006, a decrease of $211,223. Gross profit was $2,412,347 for the nine months ended June 30, 2007, compared to $1,321,932 for the nine months ended June 30, 2006, an increase of $1,090,415. Similar to the increase in revenues, indicated above, the increase in gross profit in each of the 2007 periods is attributed to the drilling operations of Kettle having a full three months and nine months of revenues, respectively, compared to only one month and four months, respectively, of revenues in both 2006 periods as a result of our acquisition Kettle as our wholly owned subsidiary in March 2006. However, gross profits did not increase at the same rate as that of revenues because we experienced unexpected downtime of our rigs and crews during the most recently completed quarter due to a regulatory investigation of a mining accident that had occurred in a surrounding area. We also experienced significant down time at other sites due to warranty-covered technical issues that have now been addressed by their manufacturer. This downtime unexpectedly increased our cost of revenues and general expenses for the three and nine month 2007 periods which correspondingly reduced the gross profit for those periods.

We incurred mineral exploration expenses in the amount of $130,472 and $34,704 for the three months ended June 30, 2007 and 2006, respectively. We incurred mineral exploration expenses in the amount of $285,420 and $301,792 for the nine months ended June 30, 2007 and 2006, respectively.

We incurred other general and administrative expenses in the amount of $1,465,576 and $1,775,637 for the three months ended June 30, 2007 and 2006, respectively. For the nine months ended June 30, 2007 and 2006 we incurred other general and administrative expenses in the amount of $3,928,258 and $2,183,165, respectively. Other general and administrative expense is primarily composed of stock based compensation, accounting and management salaries and employee benefit plans.

Our net loss for three months ended June 30, 2007 and 2006 was $918,897 and $780,229, respectively. For the nine month period ended June 30, 2007 and 2006 the net loss was $2,279,947 and $1,151,178, respectively.

At June 30, 2007, we had current assets of $5,878,637 including cash of $1,756,984, inventory of $1,935,623 and account receivables of $2,132,745. We had other assets totaling $8,826,939 consisting of property and equipment of $5,825,300, deposits of $20,463, net intangible assets of $172,652 and goodwill of $ 2,808,524.

We believe that, with the March 6, 2006, acquisition of Kettle Drilling, Inc. and its wholly owned subsidiary, World Wide, within the foreseeable future we will obtain profitable operations, and are no longer dependent upon obtaining financing to pursue exploration activities.

Financial Condition and Liquidity

As of June 30, 2007, the Company's working capital was $819,482 which was an increase from $410,546 on the same date in 2006. This increase in the Company's working capital is primarily attributable to proceeds from our sale of securities and the profitable operations of World Wide, the wholly owned subsidiary of Kettle, our wholly owned subsidiary. A snap shot, as of June 30, 2007 and 2006, of the Company's liquidity is provided in the table below:

	2007	2006
Cash	$ 1,756,984	$ 887,499
Working Capital	$ 819,482	$ 410,546
Total Current Assets	$ 5,878,637	$ 3,002,307
Total Current Liabilities	$ 5,059,155	$ 2,591,761
Stockholders' Equity	$ 8,265,837	$ 6,261,803

At September 30, 2006, we had assets of $10,594,702 consisting of cash in the amount of $732,245 and other assets of $9,862,457.

At June 30, 2007, we had assets of $14,705,576 consisting of cash in the amount of $1,756,984 and other assets of $12,948,592.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies and Estimates

See Note 2 to the financial statements contained elsewhere in this prospectus for a complete summary of the significant accounting policies used in the presentation of our financial statements. The summary is presented to assist the reader in understanding the financial statements. The accounting policies used conform to accounting principals generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Our critical accounting policies are as follows:

Exploration Expenditures

All exploration expenditures are expensed as incurred. Payments made to lease mineral properties are expensed until proved reserves are established.

Revenue Recognition

Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract. In some cases, the customer is responsible for mobilization and "stand by" costs when the Company deploys its personnel and equipment to a specific drilling site, but for reasons beyond the Company's control, drilling activities are not able to take place. Usually, the specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling. Revenues from leases are recognized when realized and earned according to the lease provisions and receipt of the lease payments.

Intangible Assets

Intangible assets from the acquisition of Kettle Drilling, including employment contracts, and customer drilling contracts, are stated at the estimated value at the date of acquisition. Amortization of employment contracts is calculated on a straight-line basis over a useful life of six years. Amortization of the drilling contracts is calculated on a straight-line basis over the life of the contracts (typically one year or less). The value of employment and customer drilling contracts will be periodically tested for impairment. Any impairment loss revealed by this test would be reported in earnings for the period during which the loss occurred.

Inventories

The Company values its inventories at the lower of average cost or market, using the first-in-first-out (FIFO) method. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits. The value of inventory previously used in drilling and still considered useable, is valued at 25-90% of cost depending on remaining life expectancy.

Review of Carrying Value of Property and Equipment for Impairment

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Goodwill

Goodwill relates to the acquisition of Kettle Drilling. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at least annually goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to the reporting units and a discounted cash flow analysis is used to determine fair value.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, we use the Black-Scholes option pricing model to value the derivative instruments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as indicated herein, no Officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we have believed that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

On March 1, 2006, the Company entered into a loan agreement with John Swallow wherein it borrowed $400,000, repayable at 9% interest on an interest only basis. Monthly payments were $3,000, beginning on April 1, 2006. The term of the loan is from March 1, 2006 to March 1, 2007. These funds were borrowed to partially finance the May 6, 2006 acquisition of Kettle Drilling, Inc. as our wholly owned subsidiary. This loan was subsequently repaid in full during fiscal year 2007.

In each case, management believes that the terms and conditions of the loans from Mr. Swallow or entities that he controls are under similar terms and conditions that would be available to the Company from an unrelated third party, if such loans were actually available from an unrelated third party.

On March 6, 2006, Timberline Resources Corporation completed the acquisition of all of the outstanding capital stock of Kettle Drilling, Inc. ("Kettle"), a privately held, Idaho corporation owned by Douglas Kettle (75%) and David Deeds (25%) (the "Sellers") for a purchase price of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000 issued to the Sellers, hereinafter referred to as the as the "Seller's Notes") and 5,000,000 shares of convertible preferred stock (with certain registration rights) (the "Acquisition"). The Company, on December 19, 2005, had acquired the option to make this acquisition in consideration of the issuance of 100,000 shares of its common stock to the Sellers which also have registration rights attached to them. In connection with the Acquisition, as of February 23, 2006, the parties entered into a Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement") a copy of which was attached as an exhibit to and the subject of the Company's Current Report on Form 8-K filed on March 1, 2006 (the "March 1, 2006 8-K"). The March 1, 2006 Form 8-K is incorporated by reference hereto and made a part hereof. The Acquisition was completed with the issuance of the convertible preferred stock (the "Preferred Stock") to the Kettle Shareholders on March 6, 2006.

Funds for the $2,400,000 cash payment of the purchase price derive from three sources: $400,000 from the abovementioned March 1, 2006 loan from the Company's former Chief Executive Officer; $200,000 from a February 2006 exercise of warrants by Cougar Valley LLC, an entity controlled by Mr. Swallow; and the balance from the proceeds of a "best efforts" Private Placement Offering of shares of common stock and warrants to purchase additional shares of common stock which the Company closed on May 19, 2006. A total of $3,074,438 was raised in this private offering. Offering proceeds that were not applied to the Acquisition have been earmarked for working capital.

Kettle, formerly a closely-held company, provides drilling services to the mining and mineral exploration industries across North America and worldwide. Kettle recorded over $5 million in revenues for year ended September 30, 2006 and has been profitable every year since its inception in 1996. Included in the Acquisition, are all of Kettle's assets and liabilities, including existing contracts and account's receivable and payable.

The aforementioned Seller's Promissory Notes included in the Acquisition purchase price, which were entered into as of March 3, 2006, are summarized as follows:

Kettle Loan

· lender: Douglas Kettle

· principal: $300,000

· annual interest rate: prime plus three percent

· payment: lump sum of interest and principal

· due date: September 1, 2006 (there is no prepayment penalty)

Deeds Loan

· lender: David Deeds

· principal: $100,000

· annual interest rate: prime plus three percent

· payment: lump sum of interest and principal

· due date:
September 1, 2006 (there is no prepayment penalty)

The loans from Douglas Kettle and David Deeds were subsequently repaid in full prior to fiscal year ending September 30, 2007.

The aforementioned 5,000,000 shares of convertible preferred stock issued as part of the Acquisition purchase price were issued as follows: 1,250,000 shares to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares to Doug Kettle.

Finally, in connection with the Acquisition, Messrs Kettle and Deeds entered into three year employment agreements with our wholly owned subsidiary, Kettle Drilling, Inc. See "Executive Compensation", above.

During the year ended September 30, 2006, we incurred $32,010.50 for consulting services including services provided by former directors and/or officers. The following table details to whom and amounts paid for consulting services during the year ended September 30, 2006:

	2006
Stephen Goss*	$ 22,000
Tom Gurkowski**	$ 10,010.50
Bill Hoyt ***	$ -
Total	$ 32,010.50

* Former Director

** Former Officer

In December 2006, we completed a private placement of our securities wherein we raised gross proceeds of $2,730,000. John Swallow (former CEO and Chairman of the Board), Paul Dircksen (Vice President and Director) and Michael P. Wilson (former CFO) participated in this private placement, each purchasing 50,000 units for $32,500. The 50,000 units contained 50,000 shares of common stock and 25,000 warrants to purchase 25,000 shares of common stock at $1.00 per share.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "TBLC". The high and low bid quotations of our common stock on the OCTBB were as follows:

Period	High	Low
2007		
First Quarter	$1.55	$0.65
Second Quarter	$2.90	$1.30
Third Quarter	$4.30	$2.39
Fourth Quarter (to Dec. 18)	$5.15	$3.03
2006		
First Quarter	$0.53	$0.35
Second Quarter	$0.85	$0.42
Third Quarter	$0.50	$1.05
Fourth Quarter	$0.85	$0.60
2005		
Fourth Quarter[1]	$1.00	$0.35

(1) Our shares were initially quoted for trading on OTCBB. There was no quote prior to February 2004.

On December 18, 2007, the closing sale price for our common stock was $3.99 on the OTCBB

As of December 18, 2007, we had 25,646,830 shares of common stock issued and outstanding, held by approximately 750 registered shareholders. In many cases, shares are registered through intermediaries, making the precise number of shareholders difficult to obtain.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

Purchases of Equity Securities by the Small Business Issuer and Affiliates

There were no purchases of our equity securities by us or any of our affiliates during the year ended September 30, 2007.

Stock Incentive Plans

In February 2004, our Board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to Directors, employees and others rendering services to the Company. During the fiscal year ended September 30, 2004, no stock options were granted under this plan.

In February 2005, our Board adopted the 2005 Stock Incentive Plan which was approved by a vote of shareholders at our Annual Meeting of Shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified stock options to Officers, Directors, and consultants. As of September 30, 2005, 412,500 options have been granted to ten individuals at an exercise price of $0.56 per share, with options vesting incrementally through February 7, 2006.   At September 30, 2005, 245,000 of these options were exercisable. The options have been deemed by the Company to have a value of approximately $0.14 per option to the recipients. See "Part III, Item 12. Certain Relationships and Related Transactions", below.

On August 31, 2006, our Board of Directors approved an amendment to the Timberline Resources Corporation 2005 Equity Incentive Plan (the "Amended 2005 Plan") for the purposes of increasing the total number of shares of common stock that may be issued pursuant to Awards granted under the original 2005 Plan from seven-hundred and fifty thousand (750,000) shares to two million (2,750,000) shares and allowing "Ten Percent Shareholders" (as defined in the Amended 2005 Plan) to participate in the plan on the same basis of any other participant. The Amended Plan was approved by a vote of shareholders at our Annual Meeting of Shareholders on September 22, 2006. See Exhibit 10.19 herein which incorporates by reference Exhibit A of our DEF 14A (Proxy Statement) filed on September 8, 2006.

Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[(1)]	3,303,333 (2)		0 (2)
Equity compensation plans not approved by security holders			
TOTAL	3,303,333 (2)		0 (2)

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan which was approved by shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors and consultants. In August 2006, the Board adopted the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. This amended plan increases the number of non-qualified 10 year stock options that are authorized to be issued to Officers, Directors and consultants to 2,750,000.

(2) The current number of securities to be issued upon exercise of outstanding options exceeds the authorized shares to be issued under the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. 1,059,588 options are vested as of December 18, 2007 and the remaining options vest over the next 3 years. The company plans to seek an increase in the number of authorized shares to be issued under the Amended 2005 Equity Incentive Plan at its next annual shareholder's meeting. If the requested increase in the number of authorized shares is not approved, only 2,750,000 options will vest and may be exercised.

As to the options granted to date, there were none exercised during the year ended September 30, 2006.

Sale of Unregistered Securities

All sales of unregistered securities were previously reported in the Company's quarterly and current reports filed with the Securities and Exchange Commission.


EXECUTIVE COMPENSATION


The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the year ended September 30, 2007 of those persons who were, at September 31, 2007 (i) the chief executive officer (Randal Hardy) and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (John Swallow – Executive Chairman, Paul Dircksen—Vice President of Timberline, Doug Kettle---President of Kettle, Dave Deeds---CEO of Kettle, and William Higgins – Vice President of Timberline):

SUMMARY COMPENSATION TABLE									
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards Vested ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
John Swallow, Executive Chairman, Former CEO	2007	144,750	0	0	0	0	0	0	144,750
Randal Hardy, Chief Executive Officer and Chief Financial Officer	2007	13,500	0	37,000 (1)	0	0	0	0	50,500
Paul Dircksen, VP	2007	162,000	0	0	130,000 (2)	0	0	0	292,000
Doug Kettle, President of Kettle	2007	162,000	71,311	1,310 (3)	0	0	0	0	234,621
Dave Deeds, CEO of Kettle	2007	162,000	71,311	1,310 (3)	0	0	0	0	234,621
William Higgins, VP of Kettle	2007	112,295	0	1,310 (3)	0	0	0	0	113,605

(1) A signing bonus of 10,000 shares of common stock
(2) 250,000 stock options vested
(3) 400 shares of common stock awarded

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended September 30, 2007, the Company's Board of Directors and the Company's Compensation Committee, once appointed, was responsible for establishing a compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons' employment is determined solely by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company's officers. The Company believes that the compensation paid to the Company's directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

Executive Compensation Agreements-

Swallow Employment Agreement

As of May 1, 2006, John Swallow, entered into a three year employment agreement. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Chief Executive Officer and Chairman of the Company's Board of Directors. His compensation includes an annual salary of $90,000 and fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year.   The agreement permits the issuance of a signing bonus of our common stock, performance benefits and incentives. However, none of these have been determined, agreed upon or negotiated at this time. Under the agreement, Mr. Swallow is permitted to engage in other business activities.

Dircksen Employment Agreement

Mr. Dircksen entered into a three year employment with us, effective May 1, 2006, to become our Vice President of Exploration. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board of Directors. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. Mr. Dircksen is permitted to engage in other business activities.

Prior to May 1, 2006, he had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

Kettle Employment Agreement

As of March 3, 2006, Doug Kettle and Kettle Drilling, Inc., our wholly owned subsidiary, entered into a three year employment agreement. See Exhibit 10.23 which incorporates by reference Exhibit 10.23 of our Form 8K filed in connection with the acquisition of Kettle Drilling, Inc. on March 10, 2006. Pursuant to the terms of this agreement, Doug Kettle will function as and perform the customary duties of president and a member of the board of directors of Kettle Drilling, Inc. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance and a revenue-based bonus of 2% of gross revenues exceeding $4,800,000 annually and a net income-based bonus of 5% of net income (before income taxes and depreciation expense) exceeding $760,000 annually. In addition, he is entitled to an acquisition-based bonus of the greater of 5% of total assets or 5% of gross revenue of any drilling company acquired during the term of the agreement. Mr. Kettle will not be required to devote more that 15 to 20 hours per week to the business affairs of Kettle Drilling.

Deeds Employment Agreement

As of March 3, 2006, David Deeds and Kettle Drilling, Inc., our wholly owned subsidiary, entered into a three year employment agreement. Pursuant to the terms of this agreement, David Deeds will function as and perform the customary duties of president and a member of the board of directors of Kettle Drilling, Inc. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance and a revenue-based bonus of 2% of gross revenues exceeding $4,800,000 annually and a net income-based bonus of 5% of net income (before income taxes and depreciation expense) exceeding $760,000 annually. In addition, he is entitled to an acquisition-based bonus of the greater of 5% of total assets or 5% of gross revenue of any drilling company acquired during the term of the agreement. Mr. Deeds will not be required to devote more that 15 to 20 hours per week to the business affairs of Kettle Drilling.

Hardy Employment Agreement

In connection with his appointment, Mr. Hardy, entered into an employment agreement with us, effective August 27, 2007. A brief description of the material terms of this agreement are as follows: The term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control. Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment. His compensation includes: an annual salary of $162,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses. In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors. The issuance of 10,000 shares of our restricted common stock as a "signing bonus", and the grant of incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the stock options granted to our named executive officers as of the September 30, 2007. No stock appreciation rights were awarded.

	Option Awards					Stock Awards			
Name(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Securities Unearned Shares, Units or Other Rights That have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Randal Hardy	0	200,000	0	$3.70	8/27/2012	0	$0.00	0	$0.00
Paul Dircksen	83,334	249,999	0	$0.75	3/14/2011	0	$0.00	0	$0.00

(1)   John Swallow, Doug Kettle and David Deeds have no option awards or stock awards and therefore have been omitted from the table.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

Our wholly owned subsidiary, Kettle Drilling, Inc. does maintain a simplified employee retirement plan, which is funded by insurance and covers several of its executive officers, including Douglas Kettle and David Deeds.

Director Compensation

The following table sets forth the stock options granted to our directors during the fiscal year ended September 30, 2007. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees Earned or Paid in Cash ($)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric Klepfer	0	0	3,467 [1]	0	0	0	3,467

(1)   A vested option to purchase 8,334 shares was granted to this director on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011. A vested option to purchase 16,667 was granted to this director on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

(2)   An option to purchase 50,000 shares was granted to this director on February 7, 2005 with an exercise price of $0.56 per share and an expiration date of February 7, 2010. A vested option to purchase 16,667 was granted to this director on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

Compensation of Directors

Directors receive no monetary compensation for their work for the Company. All Directors have been granted incentive stock options as compensation. Certain Directors have held consulting agreements with the Company, as described above, but these agreements covered work that was in addition to their role as Director of the Company.

Consolidated Financial Statements

Timberline Resources Corporation
(an exploration stage company)
(Stated in U.S. dollars)



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants
Business Consultants

dm-t

decoria • maichel • teague

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Timberline Resources, Inc.

We have audited the accompanying consolidated balance sheet of Timberline Resources, Inc. ("the Company") as of September 30, 2006 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of World Wide Exploration a 100% owned subsidiary, which statements reflect total assets constituting approximately 5.8 percent of the consolidated total assets as of September 30, 2006 and 19.1 percent of the consolidated revenues for the year ended September 30, 2006. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in World Wide Exploration is based solely on the reports of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources, Inc. as of September 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel & Teague PS

December 29, 2006

Spokane, Washington





Williams & Webster, P.S.
Certified Public Accountants & Business Consultants
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201 • Phone (509) 838-5111 • Fax (509) 838-5114

Board of Directors
Timberline Resources Corporation
Spokane, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Timberline Resources Corporation (an Idaho corporation and exploration stage company) as of September 30, 2005, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources Corporation as of September 30, 2005 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues, limited resources and a large accumulated deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the financial statements, an error resulting in an understatement of previously reported net losses concerning the recognition of lease income and change in the fair value of derivatives as of September 30, 2005, was discovered by management of the Company during February and March 2006. Accordingly, adjustments have been made to the accompanying financial statements as of September 30, 2005 to correct these errors in which net losses have been increased by $64,029.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
December 5, 2005, except for Note 13, which is dated April 26, 2006

Bank of America Financial Center
800 Fifth Avenue, Suite 4100, Seattle, WA 98104
Phone (206) 447-1303 Fax (206) 470-1150

www.williams-webster.com
Member of Russell Bedford International

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		September 30, 2006		September 30, 2005 (Restated)
ASSETS				
CURRENT ASSETS:				
Cash	$	732,245	$	174,270
Accounts receivable		1,305,496		-
Employee receivables		7,596		-
Inventories		865,566		-
Prepaid expenses		80,294		
TOTAL CURRENT ASSETS		2,991,197		174,270
PROPERTY AND EQUIPMENT:				
Property and equipment, net of accumulated depreciation		4,416,905		457
OTHER ASSETS:				
Deposits		10,020		-
Intangible assets, net of amortization		368,056		-
Goodwill		2,808,524		-
TOTAL OTHER ASSETS		3,186,600		-
TOTAL ASSETS	$	10,594,702	$	174,727
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES:				
Accounts payable	$	1,321,854	$	38,896
Accrued expenses		672,302		-
Accrued interest - related party payables		23,120		16,454
Deferred lease income		23,272		56,302
Current portion of notes payable - related party		1,222,524		-
Current portion of capital leases		478,099		-
Current portion of notes payable		165,849		-
TOTAL CURRENT LIABILITIES		3,907,020		111,652
LONG-TERM LIABILITIES:				
Notes payable - related party, net of current portion		225,000		23,004
Capital leases, net of current portion		724,081		-
Notes payable, net of current portion		274,515		112,085
TOTAL LONG-TERM LIABILITIES		1,223,596		135,089
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY (DEFICIT):				
Preferred stock, $0.01 par value; 10,000,000 shares authorized;				
5,000,000 and none issued and outstanding, respectively		50,000		-
Common stock, $0.001 par value; 100,000,000 shares authorized; 14,356,921 and 7,266,125 shares issued				
and outstanding, respectively		14,357		7,266
Additional paid-in capital		10,429,403		2,984,217
Accumulated deficit		(5,029,674)		(3,063,497)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		5,464,086		(72,014)
TOTAL LIABILITIES AND				
STOCKHOLDERS' EQUITY (DEFICIT)	$	10,594,702	$	174,727

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended		
		September 30, 2006		September 30, 2005 (Restated)
REVENUES	$	6,469,546	$	-
COST OF REVENUES		4,989,789		-
GROSS PROFIT		1,479,757		-
GENERAL AND ADMINISTRATIVE EXPENSES:				
Mineral exploration expenses		531,014		389,321
Other general and administrative expenses		2,429,317		160,741
TOTAL EXPENSES		2,960,331		550,062
LOSS FROM OPERATIONS		(1,480,574)		(550,062)
OTHER INCOME (EXPENSE):				
Lease income		33,031		30,966
Amortization of intangible assets		(281,944)		
Change in fair value of derivatives		25,453		(9,395)
Amortization of discount on notes payable		(15,365)		(694)
Interest expense, net		(246,778)		(1,788)
TOTAL OTHER INCOME (EXPENSE)		(485,603)		19,089
LOSS BEFORE TAXES		(1,966,177)		(530,973)
INCOME TAX EXPENSE		-		-
NET LOSS	$	(1,966,177)	$	(530,973)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$	(0.19)	$	(0.08)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED		10,102,338		6,403,919

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, September 30, 2004	5,783,125 $	5,783	- $	- $	2,527,650 $	(2,532,524) $	909
Warrants exercised, net of commissions of $21,700	555,000	555	-	-	199,745	-	200,300
Common stock issued for mining property leases	78,000	78	-	-	35,322	-	35,400
Common stock and warrants issued for cash at $0.20 per share	500,000	500	-	-	99,500	-	100,000
Common stock issued for cash at $0.25 per share	350,000	350	-	-	87,150	-	87,500
Vested portion of stock options granted	-	-	-	-	34,850	-	34,850
Net loss	-	-	-	-	-	(530,973)	(530,973)
Balance, September 30, 2005 (restated)	7,266,125	7,266	-	-	2,984,217	(3,063,497)	(72,014)
Vested portion of stock options granted	-	-	-	-	22,025	-	22,025
Stock options granted for exploration costs	-	-	-	-	10,304	-	10,304
Common stock issued for acquisition	164,000	164	-	-	103,396	-	103,560
Preferred stock issued for acquisition	-	-	5,000,000	50,000	3,900,000	-	3,950,000
Common stock and warrants issued for consulting	179,000	179	-	-	98,271	-	98,450
Common stock issued for cash for exercise of warrants at $0.40 per share	500,000	500	-	-	199,500	-	200,000
Common stock and warrants issued for cash at $0.55 per unit, net of offering costs	6,193,090	6,193	-	-	3,068,245	-	3,074,438
Common stock issued for compensation	50,000	50	-	-	39,450	-	39,500
Common stock issued for mining property leases	4,706	5	-	-	3,995	-	4,000
Net loss	-	-	-	-	-	(1,966,177)	(1,966,177)
Balance, September 30, 2006	14,356,921	$ 14,357	5,000,000	$ 50,000	$ 10,429,403	$ (5,029,674)	$ 5,464,086

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended		
		September 30, 2006		September 30, 2005 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,966,177)	$	(530,973)
Adjustments to reconcile net loss to net cash				
provided (used) by operating activities:				
Depreciation and amortization		682,133		129
Loss on sale of asset		17,820		-
Amortization of deferred debt issuance costs		-		694
Change in fair value of derivatives		(10,090)		9,395
Common stock issued for services		39,500		-
Common stock and warrants issued for consulting		98,450		-
Common stock issued for mineral agreement and leases		14,304		35,400
Stock options granted for consulting		22,025		34,850
Non-cash lease income		-		(65,000)
Changes in assets and liabilities:				
Accounts receivable		(263,321)		-
Inventories		343,644		-
Prepaid expenses and deposits		(50,969)		-
Employee advances		(5,206)		-
Accounts payable		836,264		3,664
Accrued expenses		523,356		-
Related party payable		-		7,776
Accrued interest, related party payables		6,667		(1,922)
Deferred lease income		(33,030)		56,302
Net cash provided (used) by operating activities		255,370		(449,685)
CASH FLOWS USED BY INVESTING ACTIVITIES:				
Purchase of equipment		(274,315)		-
Proceeds from sale of assets		30,990		-
Cash paid for acquisition of subsidiary		(2,400,000)		-
Net cash used by investing activities		(2,643,325)		-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:				
Proceeds from bank overdraft payable		(290,843)		-
Net payments on line of credit		(63,906)		-
Proceeds from related party notes payable		794,000		125,000
Payments of related party notes payable		(483,920)		-
Proceeds from notes payable and capital lease obligations		186,904		-
Payments on notes payable		(218,763)		-
Payments on capital leases		(251,980)		-
Proceeds from exercise of warrants		200,000		-
Proceeds from private placement, net		3,074,438		387,800
Net cash provided by financing activities		2,945,930		512,800
Net increase in cash		557,975		63,115
Cash at beginning of period		174,270		111,155
Cash at end of period	$	732,245	$	174,270

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$ 203,846	$ -

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Note payable paid by lease transfer	$ -	$ 65,000
Captial lease payable for equipment purchase	$ 731,931	$ -
Note payable issued for equipment purchase	$ 189,224	$ -
Common stock issued for acquisition	$ 103,560	$ -
Preferred stock issued for acquisition	$ 2,000,000	$ -
Beneficial conversion on preferred stock	$ 1,950,000	$ -
Note payable issued for acquistion	$ 400,000	$ -

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Timberline Resources Corporation (hereinafter "Timberline" or "the Company") was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production. Silver Crystal Mines operated and produced ore from the Silver Crystal (Ione) and Bear Top Mines in the Summit Mining District east of Murray, Idaho during the late 1960's and into the 1980's. During the 1990's, the Company entered a period of dormancy, which lasted until the change of control in January 2004. Effective February 2004, the Company's name was changed to Timberline Resources Corporation. The Company's fiscal year-end is September 30.

On January 15, 2004, at the same time as the change in control, the Company entered a new exploration stage coinciding with the acquisition of new mining properties. Upon entering its new exploration stage, the Company did not continue owning or developing any properties it owned previously, nor did it re-acquire any previously owned properties. During fiscal years 2004 and 2005, the Company reported as an exploration stage company in accordance with Statement of Accounting Standards No. 7 "Accounting and Reporting by Development Stage Enterprises." During the first quarter of 2006, the Company acquired Kettle Drilling, Inc. ("Kettle Drilling" or "Kettle") and its Mexican subsidiary, World Wide Exploration S.A. de C.V. ("World Wide"), and exited the exploration stage (See Note 3).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis Of Presentation

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Kettle Drilling and World Wide after elimination of the intercompany accounts and transactions.

Exploration Expenditures

All exploration expenditures are expensed as incurred. Payments made to lease mineral properties are expensed until proved reserves are established.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued expenses and are carried at fair value. The carrying value of notes payable, capital leases, and related party notes payable approximate fair value based on the contractual terms of those instruments at September 30, 2006 and 2005.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers any highly liquid investments with original maturities of three months or less to be cash equivalents. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each U.S. financial institution. The Company has a risk of loss on bank balances in excess of the FDIC insured amount.

Revenue Recognition

Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract. In some cases, the customer is responsible for mobilization and "stand by" costs when the Company deploys its personnel and equipment to a specific drilling site, but for reasons beyond the Company's control, drilling activities are not able to take place. Usually, the specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling. Revenues from leases are recognized when realized and earned according to the lease provisions and receipt of the lease payments.

Intangible Assets

Intangible assets from the acquisition of Kettle Drilling, including employment contracts, and customer drilling contracts, are stated at the estimated value at the date of acquisition. Amortization of employment contracts is calculated on a straight-line basis over a useful life of six years. Amortization of the drilling contracts is calculated on a straight-line basis over the life of the contracts (typically one year or less). The value of employment and customer drilling contracts will be periodically tested for impairment. Any impairment loss revealed by this test would be reported in earnings for the period during which the loss occurred.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. Management considers all accounts receivable to be fully collectible at September 30, 2006, accordingly, no allowance for doubtful accounts has been recorded.

Inventories

The Company values its inventories at the lower of average cost or market, using the first-in-first-out (FIFO) method. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits. The value of inventory previously used in drilling and still considered useable, is valued at 25-90% of cost depending on remaining life expectancy. At September 30, 2006, the Company had materials and supplies inventories of $865,566.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is approximately five to fifteen years. Maintenance and repairs are charged to operations as incurred. Significant improvements are capitalized and amortized over the useful lives of the assets. Generally all capital expenditures below $5,000 are expensed as incurred.

Review of Carrying Value of Property and Equipment for Impairment

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at September 30, 2006.

Assets Held under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased assets at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 10).

Translation of Foreign Currencies

All amounts are presented in U.S. dollars. World Wide's operations in Mexico are translated at average rates of exchange for the year. The assets and liabilities of the Mexico operations are translated at the exchange rate in effect at the balance sheet date. The resulting foreign currency translation gain or loss is reported as a separate component of stockholders' equity, when it is material to the financial statements.

Goodwill

Goodwill relates to the acquisition of Kettle Drilling. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at least annually goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to the reporting units and a discounted cash flow analysis is used to determine fair value. The impairment test was performed as of September 30, 2006 resulting in no impairment recognized in 2006.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, we use the Black-Scholes option pricing model to value the derivative instruments.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123, "Share-Based Payments" (hereinafter "SFAS No. 123 (R)"). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 (R) establishes standards for the accounting for share-based payment transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans,

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

performance-based award, share appreciation rights and employee share purchase plans. SFAS No. 123 (R) will require the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost will be recognized in the entity's financial statements over the period during which the employee is required to provide services in exchange for the award. Management has elected to value all options based under SFAS No. 123 prior to the adoption of SFAS No. 123 (R), and management expects no significant effect from the adoption of SFAS No. 123 (R).

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities, in periods of future income are as follows:

For years ended September 30,	2006	2005
Stock options	1,047,500	412,500
Warrants	3,186,045	500,000
Convertible preferred stock	5,000,000	0
Total possible dilution	9,233,545	912,500

At September 30, 2006 and 2005, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, - a replacement of APB Opinion No. 20 and FASB Statement No.3". The Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. The Company does not believe that the adoption of this Statement in fiscal 2007 will have a material impact on the Company's financial position or result of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140". This Statement, among other things, allows a preparer to elect fair value measurement of instruments in cases in which a derivative would otherwise have to be bifurcated. The provisions of this Statement are effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not believe that the adoption of this Statement in fiscal 2007 will have a material impact on the Company's consolidated financial position or results of operations.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140" This Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. The provisions of this Statement are effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not believe that the adoption of this Statement in fiscal 2007 will have material impact on the Company's consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48") which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of adopting the provisions of FIN 48 in fiscal 2008.

NOTE 3 – ACQUISITION OF KETTLE DRILLING:

On December 19, 2005, the Company signed a letter of intent to acquire Kettle Drilling, and it's wholly owned subsidiary World Wide. The Company acquired Kettle to diversify its business with an operating company that provides drilling services to the mining industry.

On March 6, 2006, the Company acquired 100% of the voting interests of Kettle Drilling for $2.4 million in cash; notes payable of $400,000; 164,000 shares of unregistered common stock valued at an average price of $0.63 per share or $103,560 and issuing five million shares of preferred stock valued at $0.40 per share or $2,000,000. The preferred stock contains a beneficial conversion feature with a value of $1,950,000.

Net assets acquired at fair value at acquisition are as follows:

Accounts receivable	$	1,044,565
Inventories		1,209,210
Equipment		3,669,976
Other assets, including intangible assets		689,344
Goodwill		2,808,524
Total assets	$	9,421,619
Accounts payable	$	(737,535)
Accrued expenses		(294,390)
Notes payable and capital leases		(1,536,134)
Total liabilities		(2,568,059)
Total purchase price	$	6,853,560

Assuming Kettle had been acquired as of the beginning of the period and included in the consolidated statements of operations, unaudited pro forma consolidated revenues, net income (loss) and net income (loss) per share would have been as follows:

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

For years ended September 30,	2006	2005
Gross revenues	$ 9,113,604	$ 5,076,294
Net income (loss)	$ (1,750,967)	$ 123,425
Net income (loss) per share-basic	$ (.17)	$ .02
Net income per share-diluted		$ .02

Included in intangible assets are management employment contracts and drilling contracts. The gross carrying value of the employment contracts is $200,000 and amortization expense for the year ended September 30, 2006 was $19,444. The gross value of drilling contracts is $450,000 and amortization expense of $262,500 for the year ended September 30, 2006 was recognized. Amortization expense for the employment contracts is expected to be approximately $33,000 for the next five years. Drilling contracts are expected to be fully amortized in 2007.

NOTE 4 – CORRECTION OF AN ERROR:

The accompanying financial statements for September 30, 2005 have been restated to correct an error in the balance of deferred lease income and lease income. The Company discovered that there was an error in the accounting for the lease income on its lease with Sterling Mining Company. The Company is also restating for the change in the valuation of the convertible debenture. The Company initially discounted the carrying value of the debenture by the amount of the beneficial conversion rights, but instead is recognizing the full carrying value of the debenture as well as the fair value of the embedded derivative as prescribed under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The effects of the restatement were to increase liabilities (specifically deferred lease income, convertible debt and derivative from convertible debt) by $187,744, decrease equity (specifically beneficial conversion rights) by $85,000, decrease change in fair value of derivatives by $9,395, decrease amortization by $1,666, decrease lease income by $56,302 and increase net loss by $64,029 ($nil per share).

The following is a summary of the effects of the above corrections:

	As Originally Reported $	As Corrected $	Change $
Financial Position:			
Convertible notes payable (see Note 11)	125,000	125,000	-
Discount on convertible notes payable	82,639	101,996	19,357
Derivative from convertible notes payable	-	112,085	112,085
Deferred lease income	-	56,302	56,302
Beneficial conversion rights	85,000	-	(85,000)
Accumulated deficit	984,210	1,048,239	64,029
Results of Operations:			
Lease income	87,268	30,966	(56,302)
Amortization of discount on note payable	(2,360)	(694)	1,666
Change in fair value of derivative	-	(9,395)	(9,395)
Net loss	466,944	530,973	64,029

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 5 – MINERAL PROPERTY INTERESTS:

Lincoln and Sanders County Lease

On November 26, 2004, the Company signed a mineral property lease on four groups of unpatented lode mining claims (88 individual claims) located in Lincoln and Sanders County, Montana. Upon execution of the lease, the Company was paid cash of $19,600 and the lessee forgave loans totaling $65,000 and related interest of $2,669. In return, the lessee received the right to explore and mine the aforementioned claims through May 31, 2007. In addition, the lessee can renew the lease on an annual basis after 2007 by making annual lease payments of $5,000 per claim group and paying a one percent (1%) net smelter return royalty on any production from the claims that are subject to the agreement. The Company is recognizing the $87,269 of lease income over the period of the initial lease which expires on June 1, 2007. The Company has recognized $33,031 and $30,966, at September 30, 2006 and 2005, respectively, in lease income. The remaining balance is included in the financial statements as "deferred lease income."

East Camp Douglas

On August 15, 2006, the Company signed an agreement with Diversified Inholdings, LLC.   The agreement calls for Timberline to render annual advance royalty payments of $15,000 escalating to a cap of $75,000 and annual work expenditure obligations of $50,000, escalating to a cap of $100,000. Upon completion of a positive feasibility study or a production decision, the Company may purchase the property for $10,000 subject to a three percent Net Smelter Returns ("NSR") royalty, of which one percent of the NSR may be purchased for $2 million.

Snowstorm Property

On December 1, 2004, the Company signed an earn-in agreement with Hecla Mining Company ("Hecla") for the acquisition of patented mineral rights held by Hecla and 38 unpatented lode mining claims staked by the Company near the Snowstorm Mine, in Shoshone County, Idaho. The Company fulfilled its exploration expenditures to earn into the property and submitted a Phase 2 exploration program and budget to Hecla.   Hecla elected to withdraw from the venture but retains a four percent (4%) net smelter return royalty on any mineral production from the area of interest.

Olympic, Sun, HD, ACE and Pac Properties

On April 15, 2005, the Company's mineral lease agreement with Sedi-Met, Inc., for unpatented mining claims located near the Olympic Mine in Mineral County, Nevada, was amended to reflect additional claims that had been added, and a modification of the area of interest. The amendment allowed the Sedi-Met property to be unitized with another group of claims (the Sun claims) located in the southern portion of the property.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

On April 14, 2005, the Company amended the mineral lease agreement for the Sun, HD, ACE, and PAC unpatented mining claims, located in Nye and Mineral County, Nevada to segregate the Sun group of unpatented claims into a separate agreement, and to modify the area of interest of the Sun group to be compatible with the area of interest of the Sedi-Met, Inc. agreement described above. The consideration paid under the amended agreement on April 14, 2005 was $10,000 plus 20,000 shares of the Company's common stock.

In March of 2006, the Company entered into a joint venture agreement with Christopher James Gold Corporation ("CJGC"), a Canadian company. The joint venture agreement provides that the Company manages the exploration projects on the properties, but requires CJGC's to fund the exploration costs in exchange for an undivided 75% interest in the above named properties. In connection with the agreement during 2006, CJGC paid $50,000 to the Company for lease expenses for the properties.

Downeyville Property

On April 14, 2005, the Company entered into a mineral lease agreement for the Downeyville, Nevada property (the DOW unpatented lode mining claims). The mineral lease agreement covers 22 unpatented claims located in Nye County, Nevada. Terms of the agreement call for an initial payment of $12,000 plus 8,000 shares of the Company's common stock (which payment has been made). Annual payments are $10,000 beginning in 2006. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2008, and an additional one percent (1%) by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

Snowshoe Mining

On May 23, 2005, the Company signed a mineral lease agreement with Snowshoe Mining Company for a group of patented mining claims covering 76 acres, adjacent to the Company's Snowstorm property. The agreement calls for an initial payment of $8,000 which was made in 2005. In 2006, the Company paid $4,000 in cash and 4,706 shares of the Company's unregistered common stock valued at $0.85 per share, or $4,000. Annual payments increase to $15,000 by May 1, 2009, and remain at that level thereafter. The Company will pay a three percent (3%) net smelter return royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work annually on or for the benefit of the Snowshoe property.

Western Goldfields

On September 1, 2005, the Company signed a mineral lease agreement with Western Goldfields, Inc., for the acquisition of an interest in 16 unpatented lode mining claims owned by Western Goldfields, lying adjacent to the Company's Snowstorm property. The agreement called for an initial payment of $2,000, plus the issuance of 50,000 shares of Timberline's unregistered common stock. The agreement also called for the Company to grant warrants to Western Goldfields to purchase up to 250,000 common shares of the Company's stock, at a price of $0.65 per share, from April 1, 2006 to April 1, 2008. In conjunction with

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

the signing of the lease, the Company made the initial payment and issued 50,000 shares of common stock as per the agreement. In April of 2006, the Company terminated its interest in Western Goldfield's property and cancelled the 250,000 warrants.

NOTE 6 – PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment, and accumulated depreciation:

| | September 30, | |
	2006	2005
Equipment and vehicles	$ 4,681,214	$ 643
Leasehold improvements	134,875	
Total property and equipment	4,816,089	643
Less accumulated depreciation	(399,184)	(186)
Property and equipment, net	$ 4,416,905	$ 457

Property and equipment includes gross assets (primarily core drilling equipment) acquired under capital leases of $1,656,501 at September 30, 2006. Related amortization of assets subject to capital leases included in accumulated depreciation was $112,671 at September 30, 2006 (see Note 7).

Depreciation expense for the years ending September 30, 2006 and 2005 was $400,190 and $129, respectively.

NOTE 7 – CAPITAL LEASES:

The Company finances a substantial portion of their core drill purchases through capital leases. The capital lease obligations as of September 30, 2006 were $1,396,142. Future minimum lease payments at September 30, 2006, for the related obligations under capital leases were:

Years Ending September 30,	
2007	$ 588,060
2008	433,875
2009	255,332
2010	118,875
Total minimum lease payments	1,396,142
Less amount representing interest	(193,962)
Present value of minimum lease payments	1,202,180
Less obligations due within one year	(478,099)
Obligations under capital leases, due after one year	$ 724,081

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 8 – NOTES PAYABLE:

Notes payable at September 30, 2006 consisted of the following:

Notes payable to various lenders for vehicles and equipment, in monthly payments totaling $15,882 per month, at rates ranging from 0.9% to 9.5% with a weighted average interest rate of approximately 7.0%. The notes are collateralized by vehicles and equipment.	$ 440,364
Less current portion	(165,849)
	$ 274,515

As of September 30, 2006, notes payable outstanding will mature as follows:

2007	$	165,849
2008		135,069
2009		102,243
2010		37,203
	$	440,364

NOTE 9 – RELATED PARTY TRANSACTIONS:

In addition to the related party transactions disclosed in Notes 11, 12, 13, and 14, the Company has entered into various contracts with directors for professional services paid at customary hourly or daily rates, plus expenses. At September 30, 2005, $16,453 was accrued to certain related parties.

On August 24, 2005, the Company borrowed $125,000 from John Swallow, CEO and a director. The note payable accrues interest at 10% and is payable on an interest-only basis. Monthly payments of $1,042, begin on September 1, 2005 and the note matures on September 1, 2008.

Additionally, on December 1, 2005, the Company entered into a note agreement with Swallow Family, LLC, an entity controlled by Mr. Swallow, for $100,000. The note accrues interest at 10% and is payable on an interest-only basis. Monthly payments are $833, beginning on January 1, 2006. The term of the note is from December 1, 2005 to December 1, 2010. Both notes originally included a convertible feature of the Company's common stock, however that feature was extinguished during the year ended September 30, 2006 (see Note 11).

On March 1, 2006, the Company entered into an additional note agreement with John Swallow for $400,000. The note accrues interest at 9% and is payable on an interest-only basis, although $100,000 of note principal was paid during 2006. The note matures March 1, 2007. The note was used to partially finance the purchase of Kettle Drilling. The total outstanding balance as of September 30, 2006 was $299,519.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

The total outstanding balance owing to Mr. Swallow and Swallow Family, LLC as of September 30, 2006 was $528,548, including interest.

During 2004, the Company's subsidiary Kettle Drilling redeemed 98 shares of common stock for $54,000 from Brenda Kettle. Brenda is the wife of Doug Kettle, President of Kettle Drilling, and a shareholder. The redemption was recorded as a related party payable and included as a liability assumed in the acquisition of Kettle. The payment terms are $1,500 per month and the note does not bear interest. The balance of the note at September 30, 2006 was $13,500.

In 2006, Kettle Drilling entered into loan agreements with its officers, David Deeds and Doug Kettle. These loans totaled $125,000 and $487,000, respectively. David Deeds is the Vice President of Kettle Drilling and a shareholder. The loans bear interest at 10% and are due ninety days after origination and converted to being due on demand. There was no accrued interest outstanding as of September 30, 2006. The Company also had a current payable to Mr. Kettle in the amount of $97,505 as of September 30, 2006.

As part of the acquisition of Kettle Drilling, Timberline issued notes in the amounts of $300,000 and $100,000 to Doug Kettle and David Deeds, respectively. The notes were due September 1, 2006, and the outstanding balances as of September 30, 2006 to Mr. Kettle and Mr. Deeds was $216,009 and $3,082 (including accrued interest), respectively, and classified in current liabilities. Subsequent to year end, the principal portion of Mr. Kettle's loan in the amount of $200,000 was paid in full.

At September 30, 2006, related party notes payable consisted of the following:

Swallow Family, LLC	$	524,519
Doug & Brenda Kettle		798,005
David Deeds		125,000
Less current portion		(1,222,524)
	$	225,000

The non-current portion of related party notes payable is due as follows: $125,000 of note principal is payable in 2008, and $100,000 is payable in 2011.

NOTE 10 – INCOME TAXES:

At September 30, 2006 and 2005, the Company had a net deferred tax asset (calculated at an expected rate of 34%) of approximately $1,670,000 and $1,037,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the total deferred tax asset has been recorded at September 30, 2006 and 2005. The change in the valuation allowance from September 30, 2005 to September 30, 2006 was $633,000.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

		September 30, 2006		September 30, 2005
Net operating loss carryforwards	$	4,920,000	$	3,050,000
Deferred tax asset				
Properties, plants and equipment	$	(4,800)		
Intangible assets		50,150		
Foreign net operating losses		83,050		
Federal net operating losses		1,541,600	$	1,037,000
Total deferred tax asset	$	1,670,000	$	1,037,000
Deferred tax asset valuation allowance	$	(1,670,000)	$	(1,037,000)

At September 30, 2006, the Company has a net operating loss carryforward of approximately $4,920,000, which will expire in the years September 30, 2007 through September 30, 2026. Not included in the calculation of the deferred tax asset is approximately $35,000 in stock options granted to officers that are not deductible for tax purposes.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of September 30, 2006, this limitation is applicable to accumulated net operating losses of approximately $2,040,000.

The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income (loss) and taxable income (loss). Management decisions are made annually and could cause the estimates to vary significantly.

NOTE 11 – CONVERTIBLE NOTE, RELATED PARTY:

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company's chairman, for $125,000, The note was convertible to common stock of the Company, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less. The Company determined that the convertible debt included embedded derivatives (see Note 4) which was recorded as a liability of $112,085, and a discount on the note of $101,996.

During the quarter ended March 31, 2006, the Company and Mr. Swallow agreed to extinguish the conversion feature of the debt. The extinguishment eliminated the derivatives and adjusted the note to its face value. The net effect of eliminating the derivatives was recorded in other income at $10,088.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 12 – COMMON STOCK AND WARRANTS:

During the quarter ended March 31, 2006, the Company initiated a private placement of the Company's common stock. Under the private placement agreement, the Company can sell up to 8,000,000 shares of stock for a total of $4,400,000. The stock was being sold in units, with each "unit" offered containing one share of common stock and one warrant to purchase ½ of a share of the Company's common stock for $1.00 per share, through January 31, 2008. The units were sold for $0.55 each, representing management's estimate of the fair value of the Company's unregistered common stock and warrants at the time of sale. The Company sold 6,193,090 units for a total of $3,074,438, net of offering costs.

In connection with the private placement, 179,000 units were issued in July 2006 to consultants for services associated with the offering. The units were issued at $0.55 per unit or $98,450, and are included in additional paid in capital.

In connection with the acquisition of Kettle, the Company issued 100,000 shares of common stock in December 2005 to the officers of Kettle Drilling for an exclusive 75-day due diligence period. The shares were issued at $0.53 per share, based on management's estimate of fair value at the time of issue, and are included in the acquisition price of Kettle.

In connection with the acquisition of Kettle, the Company also issued 64,000 shares of stock to employees of Kettle and other parties. The shares were issued at $0.79 per share or $50,560, based on management's estimate of fair value at the time of issue, and are also included in the acquisition price of Kettle.

During the year ended September 30, 2006 the Company also issued 50,000 shares of common stock to a director of the Company as part of his employment agreement. The shares were issued at $0.79 per share or $39,500, based on management's estimate of fair value at the time of issue, and are included in compensation expense for the year ended September 30, 2006.

On March 5, 2006, the Company issued 500,000 shares of common stock for the exercise of warrants at a price of $0.40 per share. The original securities were sold to the Company's CEO in a non-brokered private placement. The Company realized net proceeds of $200,000 from this transaction.

NOTE 13 – STOCK OPTIONS:

In February 2004, the Company's board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to directors, employees and others rendering services to the Company. No options have been granted under this plan.

On February 6, 2005, the Company's Board of Directors approved the 2005 Stock Incentive Plan which was amended August 31, 2006 to increase the authorized number of options grantable by 2,000,000 options. The Plan now authorizes the granting of up to 2,750,000 non-qualified stock options to officers, directors and consultants. At September 30, 2005, 412,500 options were granted to ten individuals at $0.56 per share. The options vested incrementally through February 7, 2006 and expire in 5 years. At September 30, 2006 and 2005, 412,500 and 245,000 options, respectively, had vested.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

The fair value of each option granted in 2005 was estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 5 years; dividend yield of zero.

In May 2006, the Company granted an aggregate of 500,000 stock options to a director of the Company as part of his employment agreement. One third of the options vest after one year from the option grant date and then vest equally each quarter for the remaining two years, beginning May 1, 2006 and expiring after 10 years from grant date. The options have an exercise price of $0.75.

During November 2005, the Company issued 40,000 stock options to two individuals for services performed. The options have an exercise price of $0.56 and vested immediately. The options expire after 5 years.

The fair value of the options granted was estimated on their grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 75.72%; expected life of 5 years; dividend yield of 0. The options were valued at $0.26 per share, or $10,304. This amount has been recognized in other general and administrative expense for the year ended September 30, 2006.

During August 2006, the Company issued 95,000 options to two individuals for services performed. The options have an exercise price of $0.75 and begin vesting after one year from the option grant date. These options expire after 10 years. As of September 30, 2006, none had vested.

The following is a summary of the Company's options issued under the non-qualified 2005 Stock Incentive Plan:

	Shares		Weighted Average Exercise Price
Outstanding at September 30, 2004	-	$	-
Granted	412,500		0.56
Expired	-		-
Outstanding at September 30, 2005	412,500	$	0.56
Exercisable at September 30, 2005	245,000	$	0.56
Weighted average fair value of options granted during the period ended September 30, 2005		$	0.14
Outstanding at September 30, 2005	412,500	$	0.56
Granted	635,000		0.74
Expired	-		-
Outstanding at September 30, 2006	1,047,500	$	0.67
Exercisable at September 30, 2006	452,500	$	0.56
Weighted average fair value of options granted during the period ended September 30, 2006		$	0.50

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 14 – CONVERTIBLE PREFERRED STOCK:

In connection with the acquisition of Kettle Drilling, the Company issued 5,000,000 shares of convertible preferred stock for $0.40 per share, or $2,000,000. The shares are convertible into common stock at a rate of at least $0.40 per share and are included in the acquisition price of Kettle.

The Company analyzed the transaction under Emerging Issues Task Force 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," and determined that it did not give rise to a derivative, specifically because there is no cash repayment option. The Company determined that there was a beneficial conversion feature due to the fair market value on the date of issuance versus the deemed price of the shares within the acquisition agreement. The Company calculated the value of the beneficial conversion feature of the note and recorded the value as part of the acquisition price which was then allocated to goodwill upon consolidation. The beneficial conversion feature was valued and recorded at $1,950,000, which is difference between the $0.40 stated price per share in the agreement and the market value of the underlying common stock totaling $0.79 per share.

NOTE 15 – COMMITMENTS AND CONTINGENCIES:

Real Estate Lease Commitments

The Company has real estate lease commitments related to its main office in Coeur d'Alene, Idaho and offices of Kettle Drilling in Coeur d'Alene, Idaho, a storage shop in Rathdrum, Idaho, and its operational facility in Winnemucca, Nevada. The Company's Mexico subsidiary also leases facilities for its administrative office and warehouse under defined term lease agreements which are for one year. Total office and storage rental expense aggregated $46,377 during the year ended September 30, 2006. There was no office rental expense during the year ended September 30, 2005.

Annual lease obligations until the termination of the leases are as follows:

2007	$27,100
2008	$2,800

Environmental Contingencies

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of these financial statements, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

NOTE 16 – SEGMENT INFORMATION:

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (hereinafter "SFAS No. 131") during the year September 30, 2006. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers or a decision making group, in deciding how to allocate resources and in assessing performance. The Company has three operating segments at September 30, 2006: drilling revenues from Kettle Drilling; drilling revenues in Mexico through Kettle's subsidiary, World Wide Exploration; and Timberline's exploration activities.

Segment information (after intercompany eliminations) for the year ended September 30, 2006 is as follows:

		September 30, 2006
Revenues:		
Timberline	$	7,430
Kettle Drilling		5,229,379
World Wide Exploration		1,232,737
Total revenues	$	6,469,546
Loss before income taxes:		
Timberline	$	(1,068,718)
Kettle Drilling		(620,595)
World Wide Exploration		(276,864)
Total loss before income taxes		(1,966,177)
Identifiable assets:		
Timberline	$	609,811
Kettle Drilling		9,366,213
World Wide Exploration		618,678
Total identifiable assets	$	10,594,702
Depreciation and amortization:		
Timberline	$	283,423
Kettle Drilling		397,146
World Wide Exploration		1,564
Total depreciation and amortization	$	682,133

Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Timberline is not an operating entity at this point insofar as they are not generating revenues from the sales of their properties, but they are actively exploring several properties for their mining potential. Kettle's revenues are derived from drilling contracts in North America.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2007 and 2006

Timberline Resources Corporation and Subsidiaries

Consolidated Balance Sheets

	June 30, 2007	September 30, 2006
	(Unaudited)	(Audited)
Assets		
CURRENT ASSETS:		
Cash	$ 1,756,984	$ 732,245
Accounts receivable	2,132,745	1,305,496
Employee receivables	10,162	7,596
Inventories	1,935,623	865,566
Prepaid expense	43,123	80,294
Total current assets	5,878,637	2,991,197
PROPERTY AND EQUIPMENT:		
Property and equipment, net of accumulated depreciation	5,825,300	4,416,905
OTHER ASSETS:		
Deposits	20,463	10,020
Intangible assets, net of amortization	172,652	368,056
Investment in related entity	-	
Goodwill	2,808,524	2,808,524
Total other assets	3,001,639	3,186,600
Total assets	$ 14,705,576	$ 10,594,702

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Consolidated Balance Sheets

	June 30, 2007	September 30, 2006
	(Unaudited)	(Audited)

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:

Line of credit	$ 596,065	$ -
Accounts payable	1,981,791	1,321,854
Accrued expenses	553,138	672,302
Accrued interest, related-party payables	-	23,120
Deferred lease income	-	23,272
Current portion note payable, related party	1,116,569	1,222,524
Current portion of capital leases	457,707	478,099
Current portion of notes payable	353,885	165,849
Total current liabilities	5,059,155	3,907,020

LONG-TERM LIABILITIES:

Related-party notes payable, net of current portion		225,000
Capital leases, net of current portion	593,910	724,081
Notes payable, net of current portion	786,674	274,515
Total long-term liabilities	1,380,584	1,223,596
Total liabilities	6,439,739	5,130,616

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 10,000,000 shares authorized; 4,700,000 issued and outstanding	47,000	50,000
Common stock, $0.001 par value; 100,000,000 shares authorized; 21,394,449 and 14,356,921 shares issued and outstanding, respectively	21,394	14,357
Additional paid-in capital	15,507,064	10,429,403
Accumulated deficit	(7,309,621)	(5,029,674)
Total stockholders' equity	8,265,837	5,464,086
Total liabilities and stockholders' equity	$ 14,705,576	$ 10,594,702

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Consolidated Statements of Operation

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2007 (Unaudited)	2006 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)
REVENUES	$ 4,798,748	$ 2,541,755	$ 11,840,469	$ 3,195,333
COST OF REVENUES	3,996,672	1,528,456	9,428,122	1,873,401
GROSS PROFIT	802,076	1,013,299	2,412,347	1,321,932
GENERAL AND ADMINISTRATIVE EXPENSES:				
Mineral exploration expenses	130,472	34,704	285,420	301,792
Other general and administrative expenses	1,465,576	1,775,637	3,928,258	2,183,165
Total expenses	1,596,048	1,810,341	4,213,678	2,484,957
LOSS FROM OPERATIONS	(793,972)	(797,042)	(1,801,331)	(1,163,025)
OTHER INCOME (EXPENSE):				
Lease income	25,818	8,445	43,272	25,336
Gain/loss on disposal of assets	(27,023)		(31,402)	(17,820)
Changes in fair value of derivatives	-	-	-	10,088
Property exploration and development fees		49,988		49,988
Amortization of intangible assets	29,167	-	(212,499)	-
Interest expense, net	(152,887)	(41,620)	(277,987)	(55,745)
Total other income (expense)	(124,925)	16,813	(478,616)	11,847
LOSS BEFORE TAXES	(918,897)	(780,229)	(2,279,947)	(1,151,178)
INCOME TAX EXPENSE	-	-	-	-
NET LOSS	$ (918,897)	$ (780,229)	$ (2,279,947)	$ (1,151,178)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.04)	$ (0.07)	$ (0.13)	$ (0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	20,504,423	10,488,973	18,201,369	8,584,499

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Nine Months Ended June 30,	
	2007	2006
	(Unaudited)	(Unaudited)
Increase (Decrease) in Cash		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,279,947)	$ (1,151,178)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	857,824	208,499
Loss on sale of asset	31,402	17,820
Change in fair value of derivatives	-	(10,090)
Common stock issued for services	391,000	39,499
Common stock issued for lease agreement	5,000	4,000
Stock options granted for consulting	155,017	118,996
Quarterly employee stock bonus issuance	20,000	-
Changes in assets and liabilities:		
Accounts receivable	(827,249)	48,809
Inventories	(1,070,057)	499,480
Prepaid expenses, deposits and other	9,633	(88,908)
Employee advances	(2,567)	(2,095)
Accounts payable	677,908	325,938
Accrued expenses	(137,134)	172,181
Accrued interest, related-party payables	(23,121)	16,453
Deferred lease income	(23,272)	(25,335)
Net cash provided by (used in) operating activities	(2,215,563)	174,069
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(1,007,038)	(903,639)
Proceeds from sale of assets	16,294	30,990
Cash paid for acquisition of subsidiary	-	(2,400,000)
Net cash used in investing activities	(990,744)	(3,272,649)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from bank overdraft payable	-	(277,796)
Net advances on line of credit	596,065	(63,937)
Net proceeds from related-party notes payable	-	679,500
Payments of related-party notes payable	(330,955)	(379,654)
Proceeds from notes payable and capital lease obligations	(1,758)	895,176
Payment on notes payable	(171,379)	(310,418)
Payments on capital leases	(371,608)	-
Proceeds from exercise of options	21,017	-
Proceeds from exercise of warrants	1,759,664	
Proceeds from private placement, net	2,730,000	3,268,938
Net cash provided by financing activities	4,231,046	3,811,809
NET INCREASE IN CASH	1,024,739	713,229
CASH, BEGINNING OF PERIOD	732,245	174,270
CASH, END OF PERIOD	$ 1,756,984	$ 887,499

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	Nine Months Ended June 30,			
	2007		2006	
	(Unaudited)		(Unaudited)	
SUPPLEMENTAL CASH FLOW DISCLOSURES:				
Interest paid	$	175,702	$	84,024
NONCASH FINANCING AND INVESTING ACTIVITIES:				
Common stock issued for services	$	-	$	-
Note payable issued for equipment purchase		681,580		708,271
Capital lease issued for equipment purchase		412,797		-
Stock options issued for consulting and lease payment		-		162,445
Common stock issued for acquisition		-		53,000
Preferred stock issued for acquisition		-		2,000,000
Beneficial conversion on preferred stock		-		1,950,000
Note payable issued for acquistion		-		400,000
Conversion of preferred stock to common stock		3,000		

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Timberline Resources Corporation ("Timberline" or "the Company") was incorporated in August of 1968 under the laws of the state of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production.

During the first quarter of 2006, the Company acquired Kettle Drilling, Inc. ("Kettle Drilling" or "Kettle") and its Mexican subsidiary, World Wide Exploration S.A. de C.V. ("World Wide").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.   *Basis of presentation* – The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine-month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for the full year ending September 30, 2007.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2006.

b.   *Principles of consolidation* – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Kettle Drilling and World Wide after elimination of the intercompany accounts and transactions.

c.   *Estimates and assumptions* – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

d.   *Stock-based compensation* – The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-based Payment* ("SFAS 123(R)"), at the beginning of fiscal year 2007, which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R). The Company's financial statements for the nine months ended June 30, 2007, reflect the impact of this adoption.

Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. At present, the Company is continuing to use the Black-

Scholes model, which requires the input of some subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility"). The risk-free interest rate and the dividend yield. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation.

In accordance with the modified prospective transition method, the Company's unaudited consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R).

Stock-based compensation expense recognized for the nine months ended June 30, 2007 and 2006, was $861,427 and $162,495, respectively, for services performed by outside unrelated parties.

e.   *Net loss per share* – Statement of Financial Accounting Standards No. 128, Earnings per Share requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities.

The dilutive effect of convertible and exercisable securities, in periods of future income as of June 30, 2007, is as follows:

Stock options	2,140,000
Warrants	3,654,074
Convertible preferred stock	4,700,000
Total possible dilution	10,494,074

At June 30, 2007 and September 30, 2006, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

f.   *New accounting pronouncements* – In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, (SFAS 157), which will become effective in our 2008 financial statements. SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any new fair value measurements. The Company has not yet determined the effect that adoption of SFAS 157 may have on the results of operations or financial position.

The FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,* in the first quarter 2007. The statement allows entities to value financial instruments and certain other items at fair value. The statement provides guidance over the election of the fair value option, including the timing of the election and specific items eligible for the fair value accounting. Changes in fair values would be recorded in earnings. The Company is evaluating the impact the adoption of this statement will have, if any, on its financial statements.

NOTE 3 – LINE OF CREDIT:

The Company entered into a line of credit agreement for $600,000 with BankCDA on October 13, 2006. The loan bears interest at the bank's prime lending rate plus 1%. The loan is secured by accounts receivable and equipment. The outstanding balance on the line of credit as of June 30, 2007, was $596,065.

NOTE 4 – COMMON STOCK AND WARRANTS:

During the quarter ended December 31, 2006, the Company initiated a private placement of the Company's unregistered common stock. Under the private placement agreement, the Company can sell up to 4,200,000 shares of stock for a total of $2,730,000. The stock was being offered in units, with each "unit" offered consisting of one share of common stock and one warrant to purchase one half of one share of the Company's common stock for $1.00 per share, through December 31, 2008. The units were sold for $0.65 each, representing management's estimate of the fair value of the Company's unregistered common stock and warrants at the time of sale. The Company sold 4,200,000 units for a total of $2,730,000 as of June 30, 2007.

In connection with the private placement, 477,600 units were granted to consultants for services associated with the offering. The units are valued at $0.65 per unit or $310,440, and are included in additional paid-in capital as of June 30, 2007.

Effective December 1, 2006, the Company entered into a consulting agreement whereby the consultant agreed to provide various consulting services for a twelve-month period commencing on December 1, 2006, and ending on November 30, 2007. As compensation for the consulting services, in addition to cash, the Company agreed to issue 10,000 shares of restricted common stock upon commencement and issue 15,000 shares of restricted common stock per month through February 2007. As of June 30, 2007, 55,000 shares of restricted common stock have been issued for services rendered. The shares issued were valued at the Company's common stock trading price as of the close of business on the date of each issuance. As of June 30, 2007, there was a total of $103,000 recorded to expense. During the quarter ended June 30, 2007, a revised consulting agreement was entered into effective May 1, 2007 and ending on April 30, 2009. In addition to cash, the new agreement calls for 120,000 of shares to be issued. The shares were issued May 1, 2007 and valued based on fair market value of $288,000 and included in consulting expense for the three and nine months ended June 30, 2007.

NOTE 5 – STOCK OPTIONS:

On February 6, 2005, the Company's Board of Directors approved the 2005 Stock Incentive Plan which was amended August 31, 2006, to increase the authorized number of options grantable by 2,000,000 options. The Plan now authorizes the granting of up to 2,750,000 nonqualified stock options to officers, directors and consultants. The plan documents include a provision for all options granted have the ability to exercise the options through a cashless exercise.

At December 31, 2005, 412,500 options had been granted to ten individuals at $0.56 per share. The options vested incrementally through December 31, 2005 and expire in five years. The fair value of the options granted in 2005 was estimated on the grant date using the Black-Scholes Option Price

Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of five years; dividend yield of zero.

During November 2005, the Company issued 40,000 stock options to two individuals for services performed. The options have an exercise price of $0.56, vested immediately and expire after five years. The fair value of the options granted was estimated on their grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 75.72%; expected life of five years; dividend yield of zero. The options were valued at $0.26 per share, or $10,304. This amount has been recognized in other general and administrative expense during the three months ended December 31, 2005.

During October 2006, the Company issued 75,000 options to an individual for consulting services performed. The options have an exercise price of $0.80 and expire after two years. An additional 100,000 options were granted to the same individual in December 2006 for consulting services. The exercise price is $1.60 and expires after three years. As of June 30, 2007, all 175,000 options were fully vested. The fair value of the options granted was estimated on their grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 4.66%; volatility of 90.02%; expected life of two years; dividend yield of zero. The 75,000 options issued in October were valued at $0.36 per share, or $27,150 and the 100,000 shares issued in December were valued at $0.41 per share, or $41,200. This amount has been recognized in other general and administrative expense during the nine months ended June 30, 2007.

During November 2006, 100,000 options were issued to the chief financial officer of the Company per the employment agreement. The options have an exercise price of $0.75 and begin vesting after one year from the option grant date. These options expire after five years. As of June 30, 2007, none had vested. The fair value of the options granted was estimated on their grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 4.75%; volatility of 88.31%; expected life of five years; dividend yield of zero. The options were valued at $0.58 per share, or $57,800.

During April 2007, 875,000 options were issued to key management of the Company and its wholly owned subsiduaries. The options have an exercise price of $3.00 and begin vesting after one year from the option grant date. These options expire after five years. As of June 30, 2007, none had vested. The fair value of the options granted was estimated on their grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 4.0%; volatility of 95.0%; expected life of five years; dividend yield of zero. The options were valued at $1.70 per share, or $1,487,500.

During the nine months ended June 30, 2007, 57,500 options were exercised for a total of $32,200.

The following is a summary of the Company's options issued under the nonqualified 2005 Stock Incentive Plan:

	Shares	Weighted Average Exercise Price
Outstanding at September 30, 2006	1,047,500	$ 0.67
Granted	1,150,000	2.54
Exercised	(57,500)	(0.56)
Outstanding at June 30, 2007	2,140,000	$ 1.64
Exercisable at June 30, 2007	590,000	$ 0.76
Weighted average fair value of options granted during the period ended June 30, 2007		$ 1.24

NOTE 6 – SEGMENT INFORMATION:

The Company has three operating segments at June 30, 2007: drilling revenues from Kettle Drilling; drilling revenues in Mexico through Kettle's subsidiary, World Wide Exploration; and Timberline's exploration activities.

Segment information (after intercompany eliminations) for the nine months ended June 30, 2007, is as follows:

	June 30, 2007
Revenues:	
Timberline	$ -
Kettle Drilling	9,351,425
World Wide Exploration	2,489,044
Total revenues	$ 11,840,469
Loss before income taxes:	
Timberline	$ (1,651,067)
Kettle Drilling	(1,044,406)
World Wide Exploration	415,526
Total loss before income taxes	$ (2,279,947)
Identifiable assets:	
Timberline	$ 4,345,118
Kettle Drilling	7,960,122
World Wide Exploration	2,400,336
Total identifiable assets	$ 14,705,576
Depreciation and amortization:	
Timberline	$ 219,697
Kettle Drilling	599,269
World Wide Exploration	38,858
Total depreciation and amortization	$ 857,824

The accounting policies of the segments are the same as those described in the notes to the consolidated financial statements included in the Company's annual report filed on Form 10-KSB for the fiscal year ended September 30, 2006, after considering newly adopted accounting pronouncements described elsewhere herein. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Timberline is not an operating entity at this point insofar as they are not generating revenues from the sales of their properties, but they are actively exploring several properties for their mining potential. Kettle's revenues are derived from drilling contracts in North America.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our shares of common stock will be Columbia Stock Transfer Company, located at 601 E. Seltice Way, Suite 202, Post Falls, Idaho 83854.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for Timberline Resources by Hawley Troxell Ennis & Hawley LLP.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

_____

GLOSSARY OF CERTAIN MINING TERMS

ADIT: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION: Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ASSAY: A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BASE METAL: Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

BRECCIA: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BULK MINING: Any large-scale, mechanized method of mining involving many thousands of tons of ore being brought to surface per day.

BUREAU OF LAND MANAGEMENT: Also known as BLM. It is an agency within the United States Department of the Interior which administers America's public lands.

COMMERICALLY MINEABLE ORE BODY: A mineral deposit that contains ore reserves that may be mined economically.

CORE: The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

DECLINE: An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DIAMOND DRILL: A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DILUTION: Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DIP: The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike. A vein is a mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock. A strike is the direction or bearing from true north of a vein or rock formation measured on a horizontal surface.

DISSEMINATED ORE: Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DRIFT: A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

EPITHERMAL DEPOSIT: A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION: Work involved in searching for ore, usually by drilling or driving a drift.

FOOTWALL: The rock on the underside of a vein or ore structure.

FRACTURE: A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING: Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GEOPHYSICAL SURVEY: Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRADE: The average assay of a ton of ore, reflecting metal content.

HOST ROCK: The rock surrounding an ore deposit.

INTRUSIVE: A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

LIMESTONE: A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE: A mineral deposit in solid rock.

METAMORPHIC ROCKS: Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL: A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

MINE DEVELOPMENT: The work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible

MINERAL: A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERAL RESERVE: The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called *feasibility studies* , have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into *probable* and *proven* categories. A *probable* reserve is the economically mineable part of an *indicated* (and in certain circumstances, *measured*) resource. A *proven* reserve is the economically mineable part of a *measured* resource.

MINERAL RESOURCE: A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible. Mineral resources are sub-divided, in order of increasing geological confidence, into *inferred* , *indicated* and *measured* categories. An *inferred* resource designation comes from limited sampling data insufficient for verification of deposit quantity and quality, but it is usually supported by limited geological, geochemical and geophysical data. An *indicated* resource designation comes from sampling data spaced closely enough to allow certain assumptions of deposit quantity and quality and to clearly establish its mineral content. Finally, a *measured* resource designation comes from sampling data spaced closely enough to allow confirmation of deposit quantity and quality and to allow a preliminary evaluation of the economic viability of the deposit.

MINERALIZED MATERIAL OR DEPOSIT: A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MINERALIZATION: The presence of economic minerals in a specific area or geological formation.

NET SMELTER RETURN: A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT: A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

ORE: Material that can be mined and processed at a positive cash flow.

PATENT: The ultimate stage of holding a mineral claim in the United States, after which no more assessment work is necessary because all mineral rights have been earned.

PROSPECT: A mining property, the value of which has not been determined by exploration.

QUALIFIED PERSON: A *qualified person* must make resource and reserve designations. A qualified person is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities, or project assessment, or any combination thereof, including experience relevant to the subject matter of the report and is a member in good standing of a self-regulatory organization.

RECLAMATION: The restoration of a site after mining or exploration activity is completed.

RECOVERY: The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES: That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

RESOURCE: The calculated amount of material in a mineral deposit, based on limited drill information.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SKARN: Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolomite formation.

STRIKE: The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

SULFIDE: A compound of sulfur and some other element.

TAILINGS: Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TREND: The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

UNPATENTED MINING CLAIM: A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

VEIN: A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

PROSPECTUS



TIMBERLINE RESOURCES CORPORATION

9,763,842 Shares of Common Stock

December 21, 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Amended and Restated Bylaws dated August 10, 2005 under Article 10, Section 10.1 provide for indemnification for certain individuals acting on behalf of the Company, including its Officers and Directors to the fullest extent permissible under the Idaho Business Corporations Act for liabilities incurred by reason of the fact that such person is or was acting in such capacity on behalf of the Company.

The Idaho Business Corporations Act, Sections 30-1-850 through 30-1-859, permits the Company to indemnify its Officers and Directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1) Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

      (a)   (i) He conducted himself in good faith; and

                    (ii) He reasonably believed:

                            (A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation; and
                            (B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

                    (iii)In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; of

      (b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2) A Director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

      (a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the   director has met the relevant standard of conduct under subsection (1) of this section; or

      (b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

See our Articles of Incorporation and By-laws attached as exhibits to our Form 10-SB and incorporated in this document.

Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act at and is, therefore, unenforceable.

Timberline does not have Officers' and Directors' liability insurance nor does it have any plans to obtain any.

ITEM 25- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	Amount
Securities and Exchange Commission Registration Fee	$1,197
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,000
Printing and Engraving Expenses	$5,000
Miscellaneous Expenses	$10,000
Total	$51,197

ITEM 26- RECENT SALES OF UNREGISTERED SECURITIES

On October 11, 2007, the Company closed the third and final tranche of its private placement of units. In the aggregate, the Company placed 2,626,696 units of the Company at a price of $2.75/unit for gross aggregate proceeds of $7,223,414. Each unit consists of one common share and one-half of one purchase warrant. The warrants will be exercisable at a price of $3.50 for a period of 24 months after the date of issuance. The Company closed the private placement in three tranches: the first closing on September 30, 2007 and consisting of 1,780,974 units, the second closing on October 1, 2007 and consisting of 288,182 units, and the third closing on October 11, 2007 and consisting of 557,540 units. We offered and sold units outside the United States to non-U.S. persons in off-shore transactions pursuant to the exemption from registration available under Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

In connection with the October private placement, the Company has agreed to pay qualified agents a cash compensation fee in U.S. dollars in an amount equal to six percent (6%) of the gross proceeds of the Offering received by the Company for units placed by the agents, an amount equal to $67,612, and the agents will also receive agents' warrants, exercisable to acquire units equal in number to six percent (6%) of the total number of units sold that were placed by the agents, totaling 12,293 agents' warrants.

On July 18, 2007, the Registrant ("TBLC") entered into a Mineral Agreement with Steve Van Ert and Noel Cousins (the "Sellers"), residents of California and Arizona, respectively, whereby the Sellers conditionally transferred to TBLC the exclusive right and privilege to explore for and develop mineral in the Conglomerate Mesa Mining Claims in Inyo County, California of claim groups known as CM, FAT, Mesa CMP, CGL and MP (the "Conglomerate Mesa Claims"). These claims total 325 unpatented lode claims, covering more than 10 square-miles. They include several mineralized gold zones identified by prior operators (Newmont and BHP-Billiton) and the historic Santa Rosa Mine, a silver-lead-zinc occurrence which had limited production by several operators including Anaconda Copper.

The Agreement, which is effective as of September 15, 2006, provides TBLC with the right to purchase a 100-percent interest in the Conglomerate Mesa Claims, subject to a 4-percent NSR production royalty of which 1-percent may be bought out by TBLC for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its unregistered common stock to the property owners (85,000 shares to Steve Van Ert and 15,000 shares to Noel Cousins), along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 in 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitment amounts will remain fixed at 100,000 (at the same ratio between the Sellers of 85% to Mr. Van Ert and 15% to Mr. Cousins) and $100,000, respectively.

The execution of the Mineral Lease represents the finalization of a Lease/Option to Purchase arrangement that originally commenced with the parties entering into a September 22, 2006, a binding Memorandum of Understanding ("MOU") regarding the aforementioned Conglomerate Mesa Claims. The MOU was the subject of and an exhibit to a Current Report on Form 8K filed by TBLC on September 28, 2006, which are incorporated by reference hereto.

On July 19, 2007, Timberline Resources Corporation ("TBLC") closed the purchase of certain mining claims (and related assets) located in Silver Bow County, Montana, known as the Butte Highlands Gold Project (the "Assets") from Butte Highlands Mining Company, a publicly held, Delaware corporation, (the "Seller"). The purchase was evidenced by the parties executing, on that date, an Assignment and Assumption Agreement ("July 19, 2007 Agreement"). Pursuant to the July 19, 2007 Agreement, the Seller transferred to TBLC the Assets and TBLC agreed to assume and discharge, and indemnify and hold the Seller harmless against all debts, claims, liabilities and obligations under any lease or other agreement relating directly to the Assets. The terms of the purchase were governed by an Asset Purchase Agreement entered into between the parties as of May 17, 2007, as reported by and included in TBLC's Current Report on Form 8K filed on May 25, 2007 and incorporated by reference hereto. The Assets include eight patented claims and eight unpatented claims located in Silver Bow County, Montana, known as the Butte Highlands Gold Project and certain related water rights and all papers, documents and instruments in the Seller's possession, custody or control relating or pertaining to the mining claims and water rights.

The consideration paid by TBLC was $621,000, consisting of $405,000 in cash and $216,000 in restricted common stock of TBLC (108,000 shares issued to the Seller) (the "Purchase Shares"). There are certain limited registration rights attached to the Purchase Shares. See Exhibit 10.1 (Assignment and Assumption Agreement between Timberline Resources Corporation and Butte Highlands Mining Company, dated July 19, 2007) in the Company's 8-K current report filed on July 24, 2007 which is incorporated herein by reference.

On December 21, 2006, the Registrant closed a "best efforts only" private placement of its securities (4,200,000 units at $.65 per unit) for up to $2,730,000, to accredited investors only. The maximum offering of 4,200,000 units ($2,730,000) was completed among 10 investors. Each unit consisted of one share of the Registrant's common stock and one-half of one share purchase warrant. Each whole purchase warrant will entitle its holder to purchase one additional share of the Registrant's common stock for $1.00 until December 2008. As a result of this private offering, the Registrant has 18,566,901 shares of common stock outstanding prior to the exercise of any outstanding warrants or the conversion of its outstanding voting, convertible preferred stock. The following units have been sold as indicated below:

Investor	Amount Invested	Number of Units
Praetorian Offshore Ltd. (Harris B. Kupperman, Director)	$2,177,500	3,350,000
Kenneth D. Wasserman	$ 19,500	30,000
John A. Swallow** (Roth IRA)	$ 32,500	50,000
Paul E. Dircksen**	$ 32,500	50,000
Michael P. Wilson***	$ 32,500	50,000
Laurence A. Rudnicki	$ 32,500	50,000
The RTM Fund (Wm. A. Fleckenstein, GP)	$ 195,000	300,000
Vladimir Spina	$ 13,000	20,000
Alan R. Davidson	$ 65,000	100,000
Erik Goldring	$ 130,000	200,000

** Officer or Director of the Registrant.
*** Former Officer of the Registrant.

All of the unregistered sales of securities referred to above were made in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933, as amended, including the regulations and rules promulgated thereunder.

On May 19, 2006, we closed the last portion our "best efforts'' offering of units of our securities to accredited investors only at $.55 per unit. Each unit is composed of one share of common stock and one-half of a warrant; two warrants permit the purchase of an additional share of common stock at $1.00 per share. The first portion of this offering was reported on our Current Report on Form 8K filed on March 10, 2006. In this last portion of the offering, we raised an additional $1,416,650 from the sale of 2,575,727 units to 17 accredited investors.

The securities issuances referred to above were exempt from registration pursuant to Section 3(b) and 4(2) of the Securities Act, including Rule 506 of Regulation D promulgated under the Act. Furthermore, each recipient who purchased their securities was an "accredited investor" as defined under Regulation D, and represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, appropriate legends were affixed to the share certificates issued in such transactions. No advertisement or general solicitation was used in connection with any offer or sale of such securities.

On December 19, 2006, the Registrant issued 100,000 shares of its common stock to the Kettle Shareholders (25,000 shares – David Deeds; 75,000 shares – Doug Kettle) in consideration for an option to purchase all of their shares of Kettle Drilling which are all of the issued and outstanding shares of Kettle Drilling. See the Registrant's Current Report on Form 8-K filed on December 19, 2005 which is incorporated by reference herein.

On January 18, 2006, the Registrant commenced its "best efforts only" Private Placement of its securities (8,000,000 units at $.55 per unit) for up to $4,400,000, to accredited investors only. Each unit is comprised of one share of common stock and one-half of a warrant; two warrants permit the purchase of an additional share of common stock at $1.00 per share. To date, the following units have been sold as indicated below:

Investor	Dollars Invested	Units
1) Hugh L. and Andrea L. Hendrick Trust	$5,500	10,000
2) Tom L. Lawson, Jr.	$16,500	30,000
3) James Marchione	$13,750	25,000
4) Laurence A. Rudnicki	$13,750	25,000
5) Roger J. Ciapara Trust	$27,500	50,000
6) Paul and Susan Finney Revocable Trust	$22,000	40,000
7) John L. Sheldon	$6,600	12,000
8) Berta Holzinger Trust UTD		
Berta Holzinger and Linda Hagen, Trustees	$5,500	10,000
9) Todd Kiesbuy	$15,000	27,272
10) Gene Higdem	$33,000	60,000
11) Aaron Robb	$85,000	154,545
12) Robert E. Johnson	$22,000	40,000
13) Jeffrey D. Hanna	$27,500	50,000
14) Barbara E. Heldridge	$55,000	100,000
15) Michael L. Mooney	$9,900	18,000

16) Richard D. Hassenplug	$16,500	30,000
17) Biff Dodson	$11,000	20,000
18) Bret A. Dirks	$110,000	200,000
19) Noren Family Trust	$192,500	350,000
20) William Butcher, Jr.	$16,500	30,000
21) James E. Kirkham, Jr.	$13,750	25,000
22) Brian F. O'Shea	$13,750	25,000
23) Wesley A. Pomeroy	$11,000	20,000
24) Joseph N. Gerl	$11,000	20,000
25) Roger A. VanVoorhees	$82,500	150,000
26) Robert M. Blumen	$22,000	40,000
27) Walter and Ofelia Holzinger Family Trust	$11,000	20,000
28) Bruce E. Malcolm	$30,250	55,000
29) Mountain Gold Exploration, Inc.	$13,750	25,000
30) Thomas K. Mancuso	$5,500	10,000
31) Eugene E. Arensberg, Jr	$29,700	54,000
32) Ronald and Nancy Brown	$13,750	25,000
33) Glen R. Forsch	$5,500	10,000
34) Peter B. Smith	$16,500	30,000
35) Sean Rahkimov	$11,000	20,000
36) Merlin R. and Beverly G. Gilbertson	$11,000	20,000
37) Robert E. Cell	$22,000	40,000
38) Tom Robb	$55,000	100,000
39) Russell L. Abrams	$22,000	40,000
40) Thomas J. Loucks	$5,500	10,000
41) Larry Kornze and Lisa Kornze	$5,500	10,000
42) Dante J. Gallinetti, Trustee	$55,000	100,000
43) James J. Swab	$68,750	125,000
44) Robert Heckler and Jane E. Heckler	$22,000	40,000
45) Sharon F. Detjens	$5,500	10,000
46) Rosco Eversole IRA NFS FBO Rosco Eversole	$27,500	50,000
47) Jon Slizza	$12,650	23,000
48) Joseph L. Trentacosta	$41,250	75,000
49) Argentaurus Capital Limited	$20,900	38,000
50) Robert Dumont	$250,000	454,546
51) Cheryl L. Dumont IRA NFS/FMTC FBO Cheryl L. Dumont	$8,800	16,000

52) Robert L. Dumont IRA		
NFS/FMTC FBO Robert L. Dumont	$27,500	50,000
53) Erin E. Mullen	$11,000	20,000
54) John G. Mullen	$11,000	20,000
55) Chris Mullen	$11,000	20,000
56) Vladimir Spina	$22,000	40,000
57) Gold Seek LLC	$27,500	50,000
58) KIT Financial	$33,000	60,000
59) John A. Swallow* (Roth IRA)	$123,750	225,000

_____

Total Invested as of March 10, 2006:   **$1,896,050**

_____

* Mr. Swallow is the Registrant's Former Chief Executive Officer

On March 6, 2006, the Registrant issued 5,000,000 shares of the Preferred Stock to the Kettle Shareholders in connection with the Acquisition. 1,250,000 shares were issued to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares were issued to Doug Kettle. See Items 1.01, 2.01 and 2.03, above.

On March 10, 2006, the Registrant issued 500,000 shares of its common stock to Cougar Valley LLC (an affiliate of its former Chief Executive Officer, John Swallow) for its February 24, 2006 exercise of 250,000 options at $.40 per share and its February 28, 2006 exercise of 250,000 options also at $.40 per share.

The Registrant used $2,000,000 of the proceeds from the Private Placement and the Cougar Valley LLC option exercise in the Acquisition.

All of the unregistered sales of securities referred to above were made in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act, including the regulations and rules promulgated thereunder.

The Company participated in a Regulation D private placement on September 6, 2005.

The Company participated in a Regulation D private placement on June 28, 2005.

ITEM 27- EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

Exhibit No.	Description of Document
3.1	Certificate of Incorporation of the Registrant (1) 3.2
	Articles of Amendment to the Certificate of Incorporation of the Registrant (1)
3.3	Amended and Restated By-Laws of the Registrant (1)
4.1	Specimen of the Common Stock Certificate (1)
5.1	Opinion of Hawley Troxell Ennis & Hawley LLP
10.1	Miller-Adams Agreement/Mineral Lease for Sun Property, Nevada (1)
10.2	Miller-Adams Agreement//Mineral Lease for HD, ACE, PAC claims, Nevada (1)
10.3	Miller-Adams Agreement//Mineral Lease for DOW claims, Nevada (1)
10.4	Sedi-Met, Inc. Agreement//Mineral Lease for Olympic Mine, NV (1)
10.5	Assignment of State Lease//State Lease for Spencer property, ID (1)
10.6	Sterling Mining Co. Lease//Mineral Lease with Sterling Mining, for four claim groups in western Montana (1)
10.7	Hecla Agreement//Joint Venture Agreement for Snowstorm, Idaho (1)
10.8	Snowshoe Mining Co. Lease//Mineral Lease Property at Snowstorm, Idaho (1)
10.9	Western Goldfields, Inc. Lease//Mineral Lease with Western Goldfields, Inc./Claim at the Snowstorm Project, Idaho (1)
10.10	Renegade Exploration Letter of Intent/Proposal for agreement at Sanger, Nevada(1)
10.11	S. Goss Agreement/Consulting Agreement (1)
10.12	P. Dircksen Agreement/Current Consulting Agreement (1)
10.13	2005 Equity Incentive Plan approved at the September 23, 2005 Annual Meeting of Shareholders (1)
10.14	Promissory Note with Swallow Family LLC, dated September 1, 2005(2)
10.15	Promissory Note with Swallow Family LLC, dated December 1, 2005(2)
10.16	Letter of Intent and Option to Purchase, Kettle Drilling, Inc. (2)
10.17	2/1/06 Memorandum of Royalty Deed and Agreement between Hecla Mining Co. and the Registrant (3)
10.18	2/1/06 Quitclaim Deed and Assignment between Hecla Mining Co. and the Registrant (4)
10.19	Amended 2005 Equity Incentive Plan approved at the September 22, 2006 Annual Meeting of Shareholders (5)
10.20	5/1/06, Employment Agreement with CEO John Swallow (10)
10.21	5/1/06, Employment Agreement with VP Paul Dircksen (10)
10.22	11/21/06, Consulting Agreement with CFO Michael P. Wilson (7)
10.23	Form of Employment Agreement signed on 3/6/2006 between Douglas Kettle and Kettle Drilling, Inc. (8)
10.24	Form of Employment Agreement signed on 3/6/2006 between David Deeds and Kettle Drilling, Inc. (9)
14	Code of Ethics (2)
16.1	Letter from Former Accountants (6)
23.1	Consent of William & Webster, P.S.
23.2	Consent of DeCoria, Maichel & Teague
23.3	Consent of Hawley Troxell Ennis & Hawley LLP (11)

_____

(1) Incorporated by reference to the Company's Form 10SB as filed with the Securities Exchange Commission on September 29, 2005.

(2) Incorporated by reference to the Company's Form 10SB/A as filed with the Securities Exchange Commission on January 10, 2006.

(3) Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K as filed with the Securities Exchange Commission on February 6, 2006.

(4) Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K as filed with the Securities Exchange Commission on February 6, 2006.

(5) Incorporated by reference Exhibit A to the Company's Schedule DEF14A (Proxy Statement) as filed with the Securities and Exchange Commission on September 8, 2006

(6) Incorporated by reference to Exhibit 16.1 to the Company's Form 8-K as filed with the Securities Exchange Commission on September 12, 2006.

(7) Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K as filed with the Securities Exchange Commission on November 29, 2006.

(8) Incorporated by reference to Exhibit 10.23 to the Company's Form 8-K as filed with the Securities Exchange Commission on March 10, 2006.

(9) Incorporated by reference to Exhibit 10.24 to the Company's Form 8-K as filed with the Securities Exchange Commission on March 10, 2006.

(10) Incorporated by reference to the Company's Form 10KSB as filed with the Securities Exchange Commission on January 16, 2007.

(11) Incorporated in Exhibit 5.1, filed herewith.

ITEM 28- UNDERTAKINGS

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   Include any additional or changed material information on the plan of distribution;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)   Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized registration statement to be signed on its behalf by the undersigned, in the city of Coeur d'Alene, Idaho on November 30, 2007.

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy Randal Hardy	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	December 21, 2007

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities on the dates stated:

/s/ Randal Hardy Randal Hardy	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	December 21, 2007
/s/ John Swallow John Swallow	Director, Chief Executive Chairman of the Board	December 21, 2007
/s/ Vance Thornsberry Vance Thornsberry	Director	December 21, 2007
/s/ Paul Dircksen Paul Dircksen	Director	December 21, 2007
/s/ Eric Klepfer Eric Klepfer	Director	December 21, 2007
/s/ Ron Guill Ron Guill	Director	December 21, 2007

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Randal Hardy and John Swallow his or her attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Randal Hardy Randal Hardy	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	December 21, 2007
/s/ John Swallow John Swallow	Director, Chief Executive Chairman of the Board	December 21, 2007
/s/ Vance Thornsberry Vance Thornsberry	Director	December 21, 2007
/s/ Paul Dircksen Paul Dircksen	Director	December 21, 2007
/s/ Eric Klepfer Eric Klepfer	Director	December 21, 2007
/s/ Ron Guill Ron Guill	Director	December 21, 2007

Exhibit 5.1



877 Main Street, Suite 1000
P.O. Box 1617
Boise, Idaho 83701-1617
(208) 344-6000 Fax (208) 342-3829
www.hteh.com

December 21, 2007

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Gentlemen:

We have acted as special counsel to Timberline Resources Corporation, an Idaho corporation (the "**Company**"), in connection with the legal opinion required to be filed as an Exhibit to the Company's Registration Statement on Form SB-2 to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the registration of 9,763,842 shares of the Company's common stock (par value $0.001 per share) (the "**Registered Shares**"). The Registered Shares consist of 2,626,694 shares of common stock now held by selling shareholders, 1,313,348 shares of common stock issuable upon exercise of outstanding Class A Warrants, 4,700,000 shares of common stock issuable upon conversion of outstanding shares of the Company's Series A Preferred Stock, and 1,123,800 shares of common stock acquirable upon exercise of outstanding warrants granted in December 2006 ("**December Warrants**").

In connection therewith, we have examined and relied upon the original or copies certified to our satisfaction of the following documents:

(i) The December 21, 2007 final version of the Company's Form SB-2 Registration Statement to be filed by the Company with the Securities and Exchange Commission ("**Registration Statement**"). Capitalized terms not otherwise defined in this letter have the meanings given in the Registration Statement.

(ii) The Articles of Incorporation and Bylaws of the Company as amended to the date of this letter.

(iii) An Officer's Certificate executed by the Company's Chief Executive Officer certifying the corporate proceedings of the Company with respect to the Company's issuance of the Series A Preferred Stock, the December Warrants, the Class A Warrants and the Registered Shares, including minutes and other records of resolutions adopted:

(a) as of December 22, 2005 and January 15, 2006, authorizing the acquisition of Kettle Drilling, Inc. (the "**Kettle Acquisition Resolutions**");

(b) as of February 26, 2006, authorizing (i) the purchase of Kettle Drilling, Inc. through a combination of cash and stock, as specified in the formal purchase agreement between Kettle Drilling and the Company and (ii) the creation of a series of preferred stock to pay a portion of the purchase price for Kettle Drilling, Inc. (the "**Series A Preferred Stock Resolutions**");

(c)   in late 2006, authorizing the Company's private placement of units each consisting of one share of Company's common stock and one half of a purchase warrant (the "**December Warrant**") to acquire one share of Company's common stock (the "**2006 Private Placement Resolutions**"); and

(d)   as of September 3 and October 11, 2007 authorizing the Company's private placement of units each consisting of one share of Company's common stock and one-half of a purchase warrant ("**Class A Warrant**") to acquire one share of Company's common stock (the "**2007 Private Placement Resolutions**").

(v)   The Company's Form 8-K Current Report dated February 23, 2006, and the Stock Purchase and Sale Agreement dated as of February 23, 2006 ("**Kettle Drilling Purchase Agreement**") attached as an exhibit to such Current Report (including, without limitation, the Series A Preferred Stock Resolution attached as Exhibit B to the Kettle Drilling Purchase Agreement).

(vi)   The Company's Form 8-K Current Report dated March 6, 2006, and any and all exhibits thereto.

(vii)   The form of Subscription Agreement and the form of December Warrant in connection with the Company's 2006 private placement completed on December 21, 2006.

(viii)   The Company's Form 8-K Current Report dated December 21, 2006.

(ix)   The Company's Form 8-K Current Report dated September 30, 2007.

(x)   The resolutions of the Company's board of directors dated September 3 and October 11, 2007 (collectively, the "**2007 Private Placement Resolutions**") authorizing the private placement of units consisting of one common share and one-half of a Class A Warrant.

(xi)   The form of Subscription Agreement and the form of Class A Warrant in connection with the Company's 2007 private placement completed on October 11, 2007.

(xiii)   Such other documents as we have deemed necessary for the expression of the opinions contained herein.

In making the foregoing examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies. As to various questions of fact material to this opinion, where such facts have not been independently established, and as to the content and form of the Articles of Incorporation, Bylaws, minutes, records, resolutions and other documents or writings of the Company, we have relied to the extent we deem reasonably appropriate upon representations or certificates of officers or directors of the Company and public officials without independent check or verification of their accuracy.

The opinions expressed below are subject to the following exceptions, qualifications, limitations and assumptions:

(a)   We have assumed, for all purposes of this opinion, that the actions of the Company and its board of directors have complied in all respects with the provisions of Idaho Code § 30-1-830.

(b)   We have further assumed compliance by the Company and its board of directors with all applicable fiduciary duties and obligations, whether imposed at law or through the equitable powers of courts, in connection with the authorization and issuance of the Company's securities.

(c)   We express no opinion concerning the laws of any jurisdiction other than the laws of the state of Idaho.   The opinion expressed herein does not extend to compliance with any federal or state securities laws relating to the offer, sale or issuance of the Series A Preferred Stock, the December Warrants, the Class A Warrants or the Registered Shares, including (without limitation) any applicable anti-fraud provisions thereof.   Although we have relied on certain of the Company's filings with the Securities and Exchange Commission, we express no opinion as to compliance of such filings with SEC requirements as to form or content.   Furthermore, we express no opinion as to the accuracy and completeness of the information provided by the Company in the Registration Statement or in any disclosures made by the Company in connection with the offer, sale or issuance of any of the Series A Preferred Stock, the December Warrants, and the Class A Warrants or the previously issued Registered Shares.

(d)   We have relied solely on a certificate delivered to us by the Company regarding the number of outstanding shares of Company's preferred stock, common stock, warrants, options, conversion privileges and other rights (including preemptive rights and rights of first refusal) presently outstanding to purchase or otherwise acquire any authorized but unissued shares of Company's capital stock or other securities of the Company. Although we have no knowledge that the information as to outstanding stock, warrants, options, conversion privileges and other rights provided by the Company is incorrect, we are not in a position to verify its accuracy or completeness.

(e)   Our opinion in paragraphs 1 and 3 below that the Registered Shares of common stock addressed in those paragraphs are fully paid assumes that the Company received full payment therefor in accordance with the Kettle Acquisition Resolutions, 2006 Private Placement Resolutions and the 2007 Private Placement Resolutions, respectively; and our opinion in paragraph 2 below that the shares of common stock issuable upon exercise of December Warrants and Class A Warrants assumes that the Company will receive full payment therefor in accordance with the terms of the Warrants.

(f)   Our opinion is limited to the Registered Shares and does not extend to any other shares of Company's common stock previously issued or issuable upon exercise of outstanding warrants, options, convertible securities or other rights to purchase Company's common stock.

(g)   Except to the extent expressly set forth herein or as we otherwise believe to be necessary to our opinion, we have not undertaken any independent investigation to determine the existence or absence of any fact; and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the rendering of the opinions set forth below.

Based upon and subject to the foregoing and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1.   The 2,626,694 previously issued shares of Company's common stock included among the Registered Shares of Company's common stock are fully paid, validly issued and non-assessable.

2.   The 1,123,800 shares of Company's common stock included among the Registered Shares of the Company's common stock and issuable upon exercise of the December Warrants, and the 1,313,348 shares of Company's common stock included among the Registered Shares of the Company's common stock and issuable upon exercise of Class A Warrants, when issued as described in the Registration Statement upon exercise in accordance



with the terms of the respective Warrants and upon receipt of the warrant exercise price, will be validly issued, fully paid and non-assessable.

3. The 4,700,000 shares of Company's common stock included among the Registered Shares of the Company's common stock and issuable upon conversion of Company's Series A Preferred Stock, when issued as described in the Registration Statement upon conversion in accordance with the terms of the Series A Preferred Stock, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under "Legal Matters" in the Prospectus forming a part of such Registration Statement.

Sincerely,

HAWLEY TROXELL ENNIS & HAWLEY LLP

Hawley Troxell Ennis & Hawley LLP

Exhibit 23.1

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201 • Phone (509) 838-5111 • Fax (509) 838-5114

Board of Directors
Timberline Resources Corporation
Couer d'Alene, ID

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated December 5, 2005, except for Note 13, which is dated April 26, 2006, on the financial statements of Timberline Resources Corporation as of September 30,2005 and the period then ended, and the inclusion of our name under the heading "Experts" in the Form SB-2 Registration Statement filed with the Securities and Exchange Commission.

Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington

December 21, 2007



Exhibit 23.2

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated December 29, 2006, with respect to the balance sheet of Timberline Resources, Inc. as of September 30, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, which report appears in a Form SB-2 Registration Statement Under the Securities Act of 1933 dated December 21, 2007.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
December 21, 2007